MINCO GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Gold Corporation and its subsidiaries ("Minco Gold" or "the Company") is for the year ended December 31, 2008 compared with the year ended December 31, 2007. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's functional and reporting currency is the Canadian dollar. This MD&A is current to April 15, 2009 and should also be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com ("SEDAR").

Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Refer to Note 2 of the December 31, 2008 audited consolidated financial statements for a discussion of changes in accounting policies and presentation. Refer to Notes 2 and 3 of the December 31, 2008 and 2007 audited consolidated financial statements respectively for disclosure of the Company's significant accounting policies.

Company Overview

Minco Gold (TSX:MMM/NYSE Amex:MGH/FSE:MI5) was incorporated under the laws of British Columbia, Canada in 1982 as Caprock Energy Ltd. Following a number of name changes, the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating mineral properties and projects in the People's Republic of China ("China"). Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many additional Chinese mineral properties.

The Company does not generate revenues and has accumulated losses since inception, and as at December 31, 2008 had an accumulated deficit of $37,802,401 and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company's interests in the underlying properties and the attainment of profitable operations. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. The outcome of these matters cannot be predicted at this time.

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Highlights for the year ended December 31, 2008

For the year ended December 31, 2008:

1. Recorded a net loss $13.3 million or a loss per share of $0.30 (2007 - a loss of $7.6 million or a loss per share of $0.18). The Company recorded a loss from continuing operations of $14.4 million or a loss per share of $0.33 (2007 - a loss of $7.5 million or a loss per share of $0.18) which reflects the Company's focus on continued exploration and acquisition activities.

2. In early 2008, the Company received all required government approvals for the Changkeng Gold project including a business license granted to Guangzhou MingZhong Mining Co., Ltd. ("MingZhong", in which the Company holds a 51% equity interest), a cooperative joint-venture to explore and develop the Changkeng Gold property. A 100% interest in the exploration permit (the "Changkeng Exploration Permit") was approved by the Ministry of Land and Resources and successfully transferred to MingZhong on January 05, 2008.

3. In March 2008, the Company reported an NI 43-101 resource estimate for the Changkeng Gold project completed by P&E Mining Consultants Inc. of Brampton, Ontario. The deposit contains an indicated resource of 2.1 million tonnes @ 5.61 g/t gold ("Au") for a total of 379,000 oz contained gold and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

4. The Company conducted a comprehensive exploration program on ChangKeng project including 61 drill holes covering approximately 12,000 meters of diamond drilling; preliminary metallurgical testing; and a hydrological and geotechnical assessment on the project. All the field related work was completed toward the 2008 year end.

5. In the Longnan region the Company resumed field activities within the three main areas with a trenching program on the Yangshanli property which was completed in April and returned encouraging results. A bedrock sourced gold anomalous area was identified covering an area approximately 1.6 kilometers long by 300 meters wide. The Company conducted an IP survey over the area and a number of prospective drill targets were generated. The Company completed field mapping, sampling and trenching the Xicheng East property in areas of previously defined geochemical anomalies and mineralized areas which were discovered in 2007. This resulted in mineralized structures and trends being extended along strike with 0.5 or 1.0 meter wide channel sample results ranging from 0.28 to 1.85 % Pb in one area and 1.67 g/t Au, 10 g/t Ag and 0.43 % Pb in another favorable target area. Regional field sampling and mapping was carried out in the Yejiaba properties over areas of geochemical anomalies and identified structural trends. Individual grab samples from geologically favorable areas returned values up to 4.29 g/t Au, 137 g/t Ag and 13% Sb. In the fourth quarter, the Company recorded the sale of three small areas which comprised one exploration permit, in the Longnan region, for RMB 2.8 million (approximately $0.5 million).

6. The Company conducted exploration programs on its Gobi Gold project, Gold Bull Mountain project, and Xiaoshan project during the first half of 2008. Given a severe downturn in the financial markets experienced during the second half of 2008, the Company suspended exploration programs on those projects after a detailed review of the exploration data to maximize the benefit of existing cash balances. During the second half 2008, the Company ceased funding of Gold Bull Mountain and decided explore the possibility of selling Yuanling Minco subsequent to year end. Management believes the sales proceeds will exceed the carrying value of the mining license. As at December 31, 2008, the Company wrote off a total of RMB 2.5 million (approximately $358,500) recorded as the mineral interests. This is the cost of Gold Bull Mountain mining license. Management decided to write off the license because there is a significant deterioration in the business environment and the Company did not manage to find any new minerals in the property. The Company does not possess any external valuation appraisal to support the value of the mining license.

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7. Minco Gold elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the "HYMK JV" or "BYC") BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter and received three installments, with final installment of RMB 2.8 million ($0.4 million) being received by February 28, 2009.

Results of Operations

Exploration Costs

Gross exploration costs including exploration permit purchases for the year ended December 31, 2008 totaled $10.5 million (2007 - $2.9 million) and for the three months ended December 31, 2008 totaled $1.7 million (2007 - $1.5 million).

The increase in exploration costs is due to the acquisition of the Changkeng Exploration Permit purchased in 2008, and the increase of field work activities undertaken on the Longnan Properties . Details of the expenditures incurred on the properties are as follows:

	Costs Incurred January 1 to December 31, 2008	Costs Incurred January 1 to December 31, 2007	Cumulative Costs Incurred to December 31, 2008
Currently active properties:
Gansu

- Minco-Qinqi
(formerly West Extension of Yangshan) *	$-	$(163,008)	$278,576
- Yangshan (Anba) *	-	12,941	490,422
- Longnan	1,414,127	886,375	2,797,887
Inner Mongolia
- Gobi Gold	270,532	214,319	1,983,542
- BYC **	-	34,098	869,535
Guangdong
- Changkeng	8,351,719	176,365	9,054,802
Hunan
- Gold Bull Mountain	98,948	655,858	2,157,540
Henan Zhongjia
- Xiaoshan	411,181	1,131,000	1,542,181
Total	10,546,507	2,947,948	19,174,485
Exploration cost recoveries	-	163,008	(956,903)
Expensed mining license costs	(358,500)	-	(358,500)
Expensed exploration permits	(6,611,918)	(842,788)	(9,203,512)
Expensed exploration costs	(3,934,589)	(2,268,168)	(8,655,5770)
Capitalized (writte off) mining license costs	$(358,500)	$-	$-

* The projects were abandoned.
** The project was sold.

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The following table summarizes the key operating results for the year and quarter ended December 31, 2008 (and 2007):

Statement of Operations	Three months ended Dec 31,		Twelve months ended Dec 31,

	2008	2007	2008	2007
Exploration Permit costs	-	842,788	6,611,918	842,788
Exploration Costsz	1,657,175	617,428	3,934,589	2,078,346
Administrative expenses	1,219,259	884,279	4,827,249	5,016,036
Operating gain (loss)	(2,876,434)	(2,344,495)	(15,373,756)	(7,937,170)

Other Income (loss)
Write down of marketable securities	(12,600)	(169,331)	(75,600)	(232,546)
Write down of mineral interests	(358,500)	-	(358,500)	-
Gain on sale of exploration permits	425,632	-	425,632	-
Income from investment in Minco Silver	142,209	(1,374,478)	(948,750)	(3,239,898)
Dilution gain	-	191,000	1,544,454	191,000
Gain on sale of Minco Silver shares	-	2,978,034	-	2,978,034
Rental income	16,777	19,908	68,109	58,761
Sundry income	150,000	-	150,000	-
Interest income	80,334	34,418	138,250	248,010
Gain on sale of securities	3,790	-	3,790	-
Loss before discontinued operations, non-controlling interest and tax expense	(2,428,792)	(664,944)	(14,426,371)	(7,933,809)
Income tax expense (in China)	(85,349)	-	(85,349)	-
Loss for the period before non-controlling
interest	(2,514,141)	(664,944)	(14,511,720)	(7,933,807)
Non-controlling interest	-	429,442	82,685	429,442
Gain on discontinued operation	1,164,730	(75,866)	1,164,730	(75,864)

Net income (loss) for the period	(1,349,411)	(311,368)	(13,264,305)	(7,580,231)
Basic and diluted gain (loss) per share	(0.03)	(0.01)	(0.30)	(0.18)
Weighted average number of shares outstanding	42,989,051	42,928,385	42,970,813	42,908,809

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

			2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$230,333	$11,869	$2,713	$43,335	$34,418	$67,137	$70,445	$76,010
Net income/(loss)*	(1,349,411)	(2,313,134)	(1,317,998)	(8,283,762)	(311,368)	(2,880,632)	(2,403,260)	(1,984,971)
Net income/(loss) per share - basic and diluted	(0.03)	(0.05)	(0.03)	(0.19)	(0.01)	(0.07)	(0.05)	(0.05)

* During the year ended December 31, 2008, the Company retrospectively changed its accounting policy to align its policies with that of Minco Silver Corporation ("Minco Silver") a company that is accounted for using the equity method.

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**The first three quarters of 2008 (2008-Q1, Q2, Q3) have been restated to give the effect of the new accounting policy and the operating results have been restated in the table above.

As the 2008 year progressed management continued to monitor and make business decisions on how best to manage its available cash flows. Exploration activities were limited in the fourth quarter as the Company concentrated on the Changkeng Gold project.

In the first quarter of 2008, the Company recorded RMB 19 million ($2.94 million) as the first installment on the Changkeng exploration permit. (The amount was paid in December 2008) As at December 31, 2008, the Company accrued the remaining balance due on the payment for the exploration permit of RMB 29 million ($ 5.04 million) and recorded the exploration permit costs of $3.66 million, the interest expenses $0.21 million and a $1.17 million exchange loss. As a result of these transactions, total exploration permit costs for 2008 were $6.6 million.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $3.0 million. This is the main contributor to the increase in earnings in the fourth quarter of 2007. There have been no further sales of Minco Silver shares.

Minco Base Metals Corporation was formed in 2004 to hold and develop the Company's base metal projects. On November 15 2007, the Company effected the reorganization and spin-off of Minco Base Metals Corporation. The Company effectively transferred the wholly-owned subsidiary Minco Base Metals to Minco Base Metals Corp., including its interest in GanSu Keyin Mining Co. ltd. and the White Silver Mountain project.

On January 1, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage. The Company's new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Under the new policy Minco Silver had capitalized $5.3 million (2007 - $nil) of development costs and Minco Gold's equity share of this amount is $2.1 million.

Administrative Expenses

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the full year ended December 31, 2008 the Company incurred a total of $3.8 million (2007 - $4.6 million) administrative expenses, net off foreign exchange. In the three-month period ended December 31, 2008, the Company spent a total of $0.8 million on administrative expenses (2007- $1.4 million) net of foreign exchange. Significant changes in expenses are as follows:

Consulting fees increased to $284,000 (2007 - $76,368) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm. In addition, the Company recorded costs associated with consultants providing "in-house" legal counsel and CFO advisory services.

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The Company recorded a foreign exchange loss of $1.0 million for the full year ended December 31, 2008 (2007 loss - $0.4 million) and for the three month period ended December 31, 2008, a foreign exchange loss of $0.4 million (2007 - gain of $0.5 million).

The Company incurred investor relations expense of $0.4 million for the year ended December 31, 2008 (2007 - $0.6 million) and in the current quarter $0.02 million (2007 - $0.2 million). The decrease reflects management's efforts to reduce expenditures as they preserve cash funds for exploration activities.

The Company had reduced property investigation expenses in 2008 ($0.09million) as the focus was on the Changkeng Gold property in relation to prior year (2007 - $0.2 million).

In the quarter ended December 31, 2008, the Company granted 125,000 stock options to its consultants at the price of $0.46 per share (which was accounted for on a mark to market basis). The Company recorded stock based compensation expense of $1.2 million for the full year ended December 31, 2008 (2007 - $2.0 million) and during the three months ended December 31, 2008 $0.3 million (2007 - $0.4 million). The decrease in stock based compensation over prior year is due to the fact that there were less new options issued and the price at which the options were granted.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income
In the year ended December 31, 2008, interest income was $138,250 (2007 - $0.2 million).

Sundry income
In the year ended December 31, 2008, sundry income was $150,000 (2007 - nil) recorded on debts forgiven.

Rental income
In the year ended December 31, 2008, rental income was $68,109 (2007 - 58,761) recorded on office space sub-let to related parties.

Short-term investment
As at December 31, 2008, short-term investments consisted of $850,904 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2007 - $3,995,269) and $71,655 in commercial notes (2007 - $2,065,775). Including in December 31, 2007, the Company held 420,000 common shares of Nanika Resources Inc. (formerly known as New Cantech Venture Inc.) ("Nanika"). The market value of the shares was $88,000 as at December 31, 2007.

 Marketable Securities
As at December 31, 2008, the Company held 420,000 common shares of Nanika Resources Inc. The market value of the shares was $12,600. In 2008, Management assessed the Company's marketable security holdings and determined to reclassify the shares of Nanika as long-term for consistency with management's intentions.

Financial Position
The Company's total assets at December 31, 2008 decreased to $10.9 million (2007 - $16.7 million) as the Company converted short term investments and balances owed into cash to support the exploration activities of the Company during 2008. At December 31, 2008, the Company has cash and short term investments (and therefore liquid assets that can easily be converted to cash) of $3.5 million (2007 - $7.5 million) available for use in operations. In addition, the Company has $1.24 million due from Minco Silver and $506,569 due from Minco Base Metals which will be collected on demand.

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Properties
The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng") and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People's Republic of China.

Less than Wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects and joint ventures:

51% of a joint venture company formed and known as Guangzhou MingZhong Mining Co., Ltd. (the "MingZhong JV"), formerly "MingZhong Guangdong Minco-Jinli Mining Co. Ltd, (the "Jinli JV") - holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

65% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the "Damo JV") - holding company for the Gobi Gold project

70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. ("Zhongjia Minco JV") - holding company for the Xiaoshan Gold project; and

Equity interests - during 2008, the Company's ownership decreased to 40.48% due to the exercise of options by Minco Silver option holders. ("Minco Silver").

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 05, 2008.

The current exploration program consists of 12,000 meters of drilling, investigation of the potentially mined-out area, limited metallurgical testing and hydro-geological, geotechnical and environmental studies. The program was initiated in April 2008 and was completed on December 15, 2008 with 11,809 meters drilled. Following the completion of the drill program, an updated resource estimate will be completed and an exploration report will be completed for National (China) permitting requirements in 2009. These studies will be combined and used as the basis for completing an independent Preliminary Economic Assessment (PEA) on the project.

Currently Beijing General Research Institute of Mining & Metallurgy ("BGRIMM") located in Beijing, China has commenced limited metallurgical and mineralogical studies on a small metallurgical sample of the Changkeng mineralization.

In 2007, six infill holes with a total of 1,264 meters were drilled to meet the minimum exploration expenditures required by the Chinese authorities. Assay results for these six holes were released in March 2008 and are available at the Company's website and at www.sedar.com.

As at September 30, 2008, a total of 81 drill holes have defined a minimum strike length of 650 meters with drilling conducted on approximate 40 meter section spacing and holes on section between 20 meters to 80 meters apart. On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The study also identified areas where inferred resources can be upgraded to indicate and the overall deposit can be expanded. An updated NI 43-101 resource estimate technical report has been filed on March 12, 2008 on SEDAR and is available at www.sedar.com.

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As at December 15, 2008, 11,809 meters of diamond drilling have been completed in 60 drill holes, including pump holes. Seven shallow observation holes with a total footage of 692 meters were completed for the hydro geological testing. The permit area has now been covered with a drill grid of 80X80 meters and the major mineralization zone has been infilled to a drill grid of 40X40 meters. Hydrogeological testing and further drilling is currently being conducted. Holes for metallurgical sampling have been completed. All results are pending.

Gobi Gold Project

Minco Gold has a 65% interest in the Damo JV.

Field programs were commenced in late May 2008. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favourable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. The widespread, extremely high gold values in previous geochemical samples resulted from the widely but sporadically distributed high-grade silicified veins of less than 1cm to 5cm in width at surface. The exploration potential and economic significance of the northeast extension will rely on the favorable structural preparation to increase the density of the high-grade vein lets at depth. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

BYC Gold Project

The Company made the decision to sell its interest in the HYMK as the Company believes that the potential for a significant discovery is limited. On July 18, 2008, the Company agreed to transfer its interest in the HYMK JV to Long Da Fu (Beijing) Investment Co. Ltd. for a total of RMB 7.0 million (approximately $1.2 million).The transaction was completed in October 2008 and the final installment on the sale proceeds received subsequent to year end 2008.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company ("HNEM"), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco Gold's target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco Gold has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

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Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province. In July 2006, Minco China's wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government. On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,500), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

During the first five months in 2008, 456m of underground drifting was completed at Levels 87 and 47 to explore the gold zones defined in the upper level. Some un-continuous gold mineralization zones were intersected in tunnels at Level 87. Average gold grade in these veins ranges from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47. In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008.

Subsequent to year end, the Company decided explore the possibility of selling Yuanling Minco. Management continues to evaluate all of their properties, including Gold Bull Mountain in relation to commodity prices.

Gansu Longnan Properties

Minco Gold's wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization: Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold. Yejiaba: including four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and antimony. Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc. All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region. Exploration focus in 2008 was on the following:

1.	Detailed mapping, trenching and IP survey and test drilling at the Yangshanli and adjacent areas in the Yangshan sub-project area;

2.	Detailed follow up investigation in Sanchawan, Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for further exploration.;

3.	Reconnaissance investigation at some geologically favourable areas for regional target selection at the Yangshan, the Yejiaba and the Xicheng East sub-project areas.

The disastrous earthquake in May and aftershocks in the following months has seriously interrupted and delayed most of the exploration programs at Longnan.

In 2007, an aggressive trenching and drilling program was proposed for the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007.

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Yangshanli:
At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface chip samples is from 0.25 to 0.8g/t Au with widths of 0.5 to 1.0 meters.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed in the 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East:
A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies. Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1.
Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2.
Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyritization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3.	Xiaodonggou and Sanhewan

a)
Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn.

b)
Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

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Both Xiaodonggou and Sanhewan occurrences are located at the east extension of the regional Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively at the zone.

Reconnaissance investigation and sampling have been restricted in surface observation and sampling of the observable mineralization outcrops.

Detailed surface mapping and investigation on the available artisan adits were conducted in October and November 2008 in Sanchawan and Xiaodonggou area. A grid soil sampling program was carried over the significant gold anomalies in early December in the Caopingshan area.

Regional Target Generation.

In March 2008 Minco's field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit. Work consisted of mapping, trenching and sampling. A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.
Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.
Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Five chip samples from outcrops returned gold values 3.91, 2.87, 4.29, 3.11 and 1.21g/t Au.

3.	Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.
4.
Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. Peak values of 0.13-0.3g/t Au were detected in previous soil samples nearby.

5.
Regular Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that there has been a regular mining activity at the northern part of the Weiziping permit since ancient time.

Liquidity and Capital Resources

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company expects that a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, that there will be sufficient resources to complete its planned exploration business plan and support the basic operations expenses for the next 12 months. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing. .

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Cash Flow

Operating Activities

For the full year the Company used $11.3 million (2007 - $4.9 million) to support its operating activities. The full year net loss was $12.9 million (2007 - $7.6 million) with the fourth quarter being $1.0 million (2007 - $0.3 million). (Current year operating loss before gain on discontinued operations was $14.1 million (2007 - loss of $7.5 million)). This level of expenditure activity is consistent with the Company's goal of exploration activity and acquisition opportunities. Cash provided by operation activities of discontinued operation activities was $0.7 million (2007 -$1,756).

Financing Activities

For the full year ended December 31, 2008, the Company generated cash from proceeds on issuance of shares $46,439 (2007 - $0.1 million), cost of share buyback $nil (2007 - $44,451),contributions of non-controlling interests $nil (2007 - $0.5 million) and loan payable $2.88 million (2007 -$nil).

Investing Activities

The Company sold short term investment securities to generate cash to support its exploration activities of $5.1 million (2007 - $4.7 million), purchases of equipment totaled $0.1 million (2007 - $0.2 million), received proceeds from the sale of Minco Silver shares $nil (2007 - $3.2 million), proceeds from the sales of mineral interests $0.4 million (2007 - $nil), while having $3.4 million due from Minco Silver be received. (2007 - net advance to Minco Silver of $1.9 million). Cash provided by investing activities of discontinued operation activities was $4,461 (2007 - nil million).

Available Resources

The Company's cash and short-term investment balance at December 31, 2008 amounted to $3.5 million (2007 - $7.5 million).

Accounts Payable and Accrued Liabilities

During the year, the MingZhong partners contributed RMB 30.0 million ($5.39 million) to MingZhong as shareholder loans. The funds were used to make the installment on the Changkeng Exploration permit RMB 19 million ($2.94 million) and for exploration and operating activities RMB 11 million ($1.7 million). Application was made to the government authorities to have these funds treated as registered capital. As at the date of this MD&A, this approval has not been received. Therefore on the consolidated financial statements of the Company is reflected a balance due to MingZhong minority shareholders RMB 14.7 million ($2.66 million) which represents their 49% of the initial RMB 30.0 million ($5.39 million) contribution.

The remaining balance due for the exploration permit of RMB 29 million ($5.04 million) has been accrued in the December 31, 2008 financial statements as due to 757 Exploration Team. Minco China is responsible for its 51% shareholder contribution to MingZhong of RMB 14.8 million ($2.57 million) and the minority shareholders are responsible for their 49% shareholder contribution to MingZhong of RMB 14.2 million ($2.47 million) to fund the balance due for the exploration permit.

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Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 40.48% as at December 31, 2008) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver's principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver's principal property is the Fuwan Property located in Guangdong Province, China.

On May 17, 2008 Minco Silver share purchase warrants were exercised for 741,357 common shares at an exercise price of $3.45. The Company did not participate in this exercise and as a consequence its ownership in Minco Silver was reduced from 41.59% to 40.48%. This reduction in ownership resulted in a dilution gain for the quarter ended June 30, 2008 of $1,375,604.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company ("Sterling"). Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling's share. The Company extended a line of credit in the amount of US$15.0 million ("the facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

Minco Silver is of the opinion that they will be successful in recovering all of the funds due to the Company, through the bankruptcy protection proceedings, which were initiated on March 3, 2009, by Sterling when it filed a voluntary petition under Chapter 11 bankruptcy code.

Please refer to the 2008 audited financial statements and MD&A of Minco Silver for the year ended December 31, 2008, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2008	December 31, 2007

Investment in Minco Silver Corporation on an equity basis	$3,675,116	$3,079,412

Market value of Minco Silver shares	$18,460,000	$38,740,000

As of December 31, 2008, Minco Silver had current assets of $5,398,758, non-current assets 12,330,727 (including $5,294,098 in capitalized mineral interest costs), current liabilities of $1,949,370 and shareholders equity of $15,780,115. Minco Silver incurred exploration costs of $1,814,641, administration costs of $1,369,282 and a loss of $2,295,138 during the year ended December 31, 2008.

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Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

The current economic environment has prompted the Company to reduce or cease activities within Canada and China that are not focused on its prime assets and stopped or suspended work on non-core properties to preserve its cash position.

The Company will be required to raise additional funds to support its strategic goals in 2009, with the focus of the Company being on progressing the work on the Changkeng Gold project and further exploration on the Longnan projects where field programs have been planned for the higher potential areas and a drill program has been prepared for the Yangshanli property to follow up on the discovery made during 2008. Field work will also be conducted in the Yejiaba and Xicheng areas.

Share Capital

Under the original escrow agreement escrow shares were to be released based on the Company's expenditures on exploration and development of a particular resource properties and as at December 31, 2007, all shares have been released from escrow.

As at the date of this MD&A, the Company has 42,989,051 common shares and 6,325,834 stock options outstanding, for a total of 49,314,885 fully diluted common shares outstanding.

At December 31, 2008 the Company has 42,989,051 common shares and 4,725,834 stock options outstanding, for a total of 47,714,885 fully diluted common shares outstanding.

Contractual Obligations and Contingencies

(a) The Company has commitments in respect of office leases requiring minimum payments of $1,451,329 as follows:

2009	$200,174
2010	205,533
2011	219,393
2012	226,323
2013	240,183
2014	247,113
2015	112,613
$1,451,329

The Company has entered into sub-lease agreements for a portion of its leased premises.

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Transactions with Related Parties

The Company earned the rental income and incurred the following fees to its directors or corporations controlled by its directors:

	2008	2007
Rental Income	$68,100	$58,761

	2008	2007
Exploration costs	$85,937	$80,625
Management fees	42,135	17,344
Property investigation	6,979	21,094
Investor relations	8,177	-
Director's fees	48,000	62,500
	$191,228	$181,563

Receivables of $166,872 (2007 - $239,260) are due from four companies related by two common directors.

At December 31, 2008, the Company has nil balance due to Minco Silver (2007 $1,929,893). The Company owns 40.48% of the issued and outstanding shares of Minco Silver and has one common director.

 At December 31, 2008, the Company has a $1,246,282 due from Minco Silver (2007 - $4,639,788) in relation to expenditures on the Fuwan Silver Property, new silver project investigation expenses, and shared office expenses for both offices in Vancouver and Beijing. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

At December 31, 2008, the Company has $506,569 (2007 - $271,999) due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses. The amount due from Minco Base Metals is unsecured, non-interest bearing and repayable on demand. The Company is related to Minco Base Metals through two common directors and one common officer. The Company provided financial assistance to fund Minco Base Metals' operations.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

The Company is required to make estimates of future production costs, future gold commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

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In testing the impairment of its mineral interests the Company is evaluating its resources and extended determination of gold reserves which requires a number of assumptions and estimations, including geological sampling and modeling as well as estimates of future gold prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of gold and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operation.

Business Environment and Risks

The Company's operations consist of the acquisition and exploration of properties in China. The Company examines the various financial risks to which it is exposed to. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a periodic basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right to set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

Financial Assets

Held for trading $3,539,570*	Loans/other receivable $2,649,582**

* Held for trading includes cash and cash equivalents, short term investment and long -term marketable securities.

** Loan/other receivables include receivables, due from Minco Silver and due to Minco Base Metals.

The effective interest rate on financial assets ranges up to 4.10%.

Cash and cash equivalents - In order to manage credit and liquidity risk by investing its funds with reputable financial institutions. The Company places its Canadian based short-term investment funds into fixed income securities with terms of 90 days or less when acquired and its China based funds invested in term deposits of 90 days or less. The fair value approximates the carrying value.

Short term investments - Consisting of marketable securities and guaranteed investment certificates with maturities greater than 90 days when acquired. The fair value approximates the carrying value as the marketable securities are marked to market with published price quotation at the balance sheet date.

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Receivables and due from related parties - Credit risk with related parties is the risk of default. The Company manages this risk by continuously monitoring the financial position of the borrower. Balances with related parties are unsecured; non-interest bearing and due on demand.

Liquidity risk - The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements or has the flexibility to delay certain corporate activities until funds become available. The Company believes that it has the ability to raise additional funds to meet its current obligations. The Company's exposure to liquidity risk is:

Financial Liabilities

Other Liabilities $8,688,807

Other liabilities includes accounts payable, accrued liabilities and loan payable.

All other liabilities are due on call except for balance of $5,047,161 which is due and payable in one year. The $5,047,161 (discounted at 5% to carrying value) balance that is due in one year has a contractual value of $5,170,262.

The effective interest rate on financial liabilities ranges up to 5%.

Currency/Foreign exchange risk - The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in both Canadian and China based assets. The Company does not hedge its foreign currency fluctuations. A 1% increase in the exchange rate between the Canadian dollar and the Chinese RMB will have a before tax effect of a $41,700 gain on the financial results.

Interest rate risk - The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bears interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and the short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in China will have a net (before tax) expense effect of $26,673 and a 1% increase in the interest rate in Canada will have a net (before tax) income effect of $9,226, assuming the foreign exchange rate remains constant.

Initial Adoption of Accounting Policies

On January 1, 2008, the Company adopted six new standards that were issued by the Canadian Institute of Chartered Accountants:

Handbook Section 1400, General Standards of Financial Statement Disclosure ("Section 1400"), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories - ("Section 3031"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

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(i) General Standards of Financial Statement Disclosure - Section 1400
Section 1400, General Standards of Financial Statement Disclosure establishes standards for assessing a company's ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company's disclosure reflects such assessment and discussion (see Note 1).

(ii) Accounting Changes - Section 1506
Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. Even though the Company changed its accounting policy on development costs, the adoption of this Section had no impact on the financial position or results of operations for the year ended December 31, 2008 as there were no Minco Gold properties that met the criteria for capitalization. The basis for the change in accounting policy is to align the accounting policies with those companies in a group and Minco Silver changed its accounting policy in 2008.

(iii) Capital disclosures - Section 1535
Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity's capital, including (i) an entity's objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

(iv) Financial instruments - Sections 3862 and 3863
Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation replace Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

(v) Inventories - Section 3031
Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

Recent Accounting Pronouncements

(i) Convergence with International Financial Reporting Standards
In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii) Goodwill and Intangibles - Section 3064

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The CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company's annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

(iv) EIC -173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

(v) EIC - 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company believed that the impact of adoption is in line with the Company's existing accounting policies.

Internal Controls over Financial Reporting

There has been no significant change in the Company's internal control over financial reporting during the year 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

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3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company's assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the "hands-on" involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management's evaluation of the effectiveness of internal controls identified some material deficiencies in the financial reporting process as of December 31, 2008. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company's standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company did have some material financial reporting weaknesses which have impacted its ability to maintain effective internal control over financial reporting throughout the year ended December 31, 2008 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first quarter 2009, with the expected redesigned process being implemented though the third quarter of 2009.

Subsequent Events

Effective January 22, 2009, the Company granted options over 1,582,000 common shares to various employees, directors, and contractors at an exercise price of $0.48 that vest over an 18 month period from the issue date and expire in January 2014.

As of February 28, 2009, the Company received the installment payment on the sale of BYC of RMB 2.8 million ($0.5 million).

Effective March 27, 2009, the MingZhong shareholders agreed to increase the companies registered capital by RMB 51.7 million ($9.2 million) and paying off the RMB 30 million ($5.39 million) loans from shareholders.

As of April 9, 2009, the Company is subject to a Cease Trade Order due to delayed filing of 2008 annual Financial Statements and MD&A.

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Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold, silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.
Ken Cai April 14, 2009

21

MINCO GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Gold Corporation and its subsidiaries ("Minco Gold" or "the Company") is for the year ended December 31, 2009 compared with the year ended December 31, 2008. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's functional and reporting currency is the Canadian dollar. This MD&A is current to March 29, 2010 and should also be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com ("SEDAR").

Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Refer to Note 2 of the December 31, 2009 and 2008 audited consolidated financial statements for disclosure of the Company's significant accounting policies.

Company Overview

Minco Gold (TSX: MMM/NYSE Amex:MGH/FSE:MI5) was incorporated under the laws of British Columbia, Canada in 1982 as Caprock Energy Ltd. Following a number of name changes, the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating mineral properties and projects in the People's Republic of China ("China"). Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hubei, Hunan, Inner Mongolia, Guangdong and Gansu provinces of China, and investigated or evaluated many additional Chinese mineral properties.

The Company does not generate revenues and has accumulated losses since inception and is unlikely to generate earnings in the immediate future. On October 22, 2009, the Company closed a private placement financing for gross proceeds of $4,400,000.

Companies

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries -Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng") and Triple Eight Mineral Corporation ("Temco")..

Less than Wholly-owned subsidiaries - the Company has equity interests in the following projects and joint ventures:

.	51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the "Mingzhong JV"),- holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

.	65% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the "Damo JV") - holding company for the Gobi Gold project

.	Equity interests - as at December 31, 2009, the Company's ownership of Minco Silver Corporation ("Minco Silver") was 32.01%.

Highlights for the year ended December 31, 2009

For the year ended December 31, 2009:

1. Recorded a net loss $0.2 million or a loss per share of $0.00 (2008 - a loss of $13.3 million or a loss per share of $0.30). The Company recorded a loss from continuing operations of $0.8 million or a loss per share of $0.02 (2008 - a loss of $14.1 million or a loss per share of $0.33) which reflects the Company's focus on continued exploration and acquisition activities.

2. In March 2009, the Company reported an NI 43-101 resource estimate for the Changkeng project on the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc. of Brampton, Ontario. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. Work continued on the completion of the National Exploration Report.

3. In the Longnan region the Company resumed field activities within the three main areas and then later stopping all work at Xicheng East due to negative results. Traversing, sampling and trenching were completed in all three project areas. During the 2nd half of 2009, all work was focused on the Yangshan and Yejiaba project areas. A new gold enriched structural trend was discovered on the Oujiaba permit within the Yangshan area and was identified intermittently over a strike length of approximately 6 kilometres with significant gold mineralization being intersected in surface trenches in 4 areas. The best continuous channel samples results are 1.18g/t Au over 4.7 metres, 13.2 g/t Au over 10.0 metres, 0.33 g/t Au over 4.0 metres and 0.60g/t Au over 1.5 metres. Within the Yejiaba project area, detailed traversing and surface trenching identified significant silver - iron - lead - zinc enriched poly-metallic zone with a width of 5 to 25 metres. The best continuous surface channel sample results are listed in the Summary and detailed property section of this document.

4. No work was completed on the Gobi Gold project, Gold Bull Mountain project and Xiaoshan project during 2009.

5. Minco Gold elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the "HYMK JV" or "BYC") BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter of 2008. Proceeds from the sale were received in three installments, with the final installment of RMB 2.8 million ($0.4 million) received on February 28, 2009.

6. Minco Gold elected to sell its interest in Henan Zhongjia Co. Ltd. On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in Zhongjia . After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on June 30, 2009. Gross proceeds on disposal were RMB 2.46 million (approximately $0.4 million)

Results of Operations

Exploration Costs

For the years ended December 31, 2009 and 2008

Exploration costs, net of exploration cost recoveries, for the year ended December 31, 2009 were $0.2 million compared to $10.2 million in the comparative year in 2008. The decrease was due to the recovery of exploration costs of $1.4 million for the Changkeng Silver mineralization and lower exploration activities. Therefore the gross amount before recovery was $1.6 million for the year ended December 31, 2009.

For the three months ended December 31, 2009 exploration costs totaled $0.4 million (2008 - $1.7 million).

Pursuant to the terms of the agreement on Changkeng Silver mineralization, the Company has assigned its right to earn 51% interest on Changkeng Silver mineralization to Minco Silver. As a result of the assignment, Minco Silver is responsible for 51% of the costs in relation to the Changkeng Silver mineralization.

In 2009, the Company and Minco Silver entered into an agreement and agreed Minco Silver will share and pay 30% of the Company's 51% of the cost of the permit. Accordingly, in the year ended December 31, 2009, the Company recorded a receivable due from Minco Silver of $1,205,298, and an exploration permit costs recovery for the year.

For the years ended December 31, 2008 and 2007

Exploration costs including exploration permit purchases for the year ended December 31, 2008 totaled $10.2 million (2007 - $1.8 million) and for the three months ended December 31, 2008 totaled $1.6 million (2007 - $1.5 million).

The increase in exploration costs is due to the acquisition of the Changkeng Exploration Permit during 2008 and the increase in field work activities undertaken on the Longnan Properties.

The following is a summary of exploration costs incurred by the Company.

Year ended December 31,	2009	2008	2007
Gansu
- Yangshan, Anba(*)	$-	$-	$12,941
- Minco-Qinqi
(formerly West Extension of Yangshan) *	-	-	(163,088)
- Longnan	1,336,083	1,414,127	886,375
Inner Mongolia
- Gobi Gold	(8,003)	270,532	214,319
- BYC **	-	-	34,098
Guangdong
- Changkeng	(1,090,981)	8,351,719	149,551
Hunan
- Gold Bull Mountain	4,137	98,948	655,858
Henan Zhongjia
- Xiaoshan**	-	57,953	55,196
Total	241,236	10,193,273	1,845,250

* Projects terminated
** Projects disposed

The following table summarizes the key operating results for the years ended December 31, 2009, 2008 and 2007.

Statement of Operations
	2009	2008	2007
Exploration Permit costs (recoveries)	$(1,205,298)	$6,611,918	$842,788
Exploration costs	1,446,534	3,581,361	1,002,462
Administrative expenses	2,481,140	4,789,686	4,965,307
Operating loss	(2,722,376)	(14,982,965)	(6,810,557)
Unrealized gain (loss) on marketable securities	23,100	(75,600)	(232,546)
Write down of mineral interests	-	(358,500)	-
Gain on sale of exploration permits	-	425,632	-
Gain on sale of Minco Silver shares	-	-	2,978,034
Interest and other income	123,051	363,361	299,354
Loss for the year before discontinued operations, non-controlling interest, taxes expenses, loss from equity investment and dilution gain	(2,576,224)	(14,628,072)	(3,765,715)
Tax expenses	-	(85,349)	-
Share of loss from equity investment in Minco Silver	(1,659,280)	(948,750)	(3,239,898)
Dilution gain	3,479,000	1,544,454	191,000
Non-controlling interest	-	-	97,114
Loss for the period from continuing operations	(756,504)	(14,117,717)	(6,717,499)
Income (loss) from discontinued operations	555,604	853,412	(862,732)
Loss for the year	(200,900)	(13,264,305)	(7,580,231)
Basic and diluted (loss) per share	$(0.00)	$(0.31)	$(0.18)
Weighted average number of shares outstanding	43,148,525	42,970,813	42,908,809

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Exploration costs (recoveries)	$375,951	$(1,011,452)	$303,435	$573,302	$1,565,329	$864,403	$751,978	$7,011,569
Administrative expenses	757,916	715,180	863,870	705,771	832,197	951,442	942,721	1,048,304
Foreign exchange (gain) loss	(613 518)	73,049	46,213	(67,341)	323,425	344,107	284,917	48,870
Operating income (loss)	(520,349)	223,223	(1,213,518)	(1,211,732)	(2,720,951)	(2,159,952)	(1,979,616)	(8,108,743)
Other income (loss)	1,535	90,184	26,845	27,587	308,654	(18,555)	388	64,406
Income (loss) for the period before discontinued operations, non-controlling interest, tax, loss from equity investment and dilution gain	(518,814)	313,407	(1,186,673)	(1,184,145)	(2,412,297)	(2,178,507)	(1,979,228)	(8,044,337)
Tax expenses	-	-	-	-	(85,349)	-	-	-
Share of gain (loss) from equity investment in Minco Silver	(277,786)	(742,483)	(506,188)	(132,823)	142,209	(112,964)	(507,599)	(470,396),
Dilution gain	3,361,154	965	116,881	-	-	-	1,375,604	168,850
Non-controlling interest	-	-	-	-	(82,685)	72,290	(51,726)	62,121
Income (loss) from continuing operations	2,564,555	(428,111)	(1,575,980)	(1,316,968)	(2,438,122)	(2,219,181)	(1,162,949)	(8,283,762)
Income (loss) from discontinued operations	(7,488)	(14,359)	577,451	-	1,088,712	(93,954)	(155,049)	-
Net income (loss) for the period	$2,557,067	$(442,470)	$(998,529)	$(1,316,968)	$(1,349,410)	$(2,313,135)	$(1,317,998)	$(8,283,762)
Basic and diluted income (loss) per share	$(0.05)	$(0.01)	$(0.02)	$(0.03)	$(0.03)	$(0.05)	$(0.03)	$(0.19)
Weighted average number of shares outstanding	43,148,525	43,011,106	43,005,551	42,989,051	43,148,525	42,974,157	42,974,157	42,928,385

As the 2009 year progressed, management continued to monitor and make business decisions on how best to manage its available cash flows. Exploration activities were limited in the fourth quarter as the Company concentrated on the Changkeng Gold project and Longnan projects.

In the first quarter of 2008, the Company accrued RMB 19 million ($2.94 million) as the first installment on the Changkeng exploration permit. (The amount was paid in December 2008) As at December 31, 2008, the Company accrued the remaining balance due on the payment for the exploration permit of RMB 29 million ($ 5.04 million) and paid exploration permit costs of $3.66 million, the interest expenses $0.21 million and a $1.17 million exchange loss. As a result of these transactions, total exploration permit costs for 2008 were $6.6 million.

On May 25, 2009, Mingzhong received government approval to convert shareholder loans totaling RMB 30 million (approximately $5.53 million) to equity. As a result of this conversion, the Company recognized the minority shareholder's contribution as a non-controlling interest of RMB 14.7 million (approximately $2.49 million).

Pursuant to the terms of the agreement on Changkeng Silver mineralization, the Company has assigned its right to earn a 51% interest in the Changkeng Silver mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the costs in relation to the Changkeng Silver mineralization.

In the year ended December 31, 2009, $207,710 was recorded as an exploration cost recovery, which represents 51% of the incurred costs on Changkeng Silver mineralization and paid on Minco Silver's behalf by the Company. Minco Silver will reimburse this amount to the Company.

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd ("LongDaFu") to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008. As at December 31, 2008, the Company recorded Earnings for the year from discontinued operations of $ 1.16 million.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $3.0 million. This is the main contributor to the increase in earnings in the fourth quarter of 2007. There have been no further sales of Minco Silver shares.

Minco Silver has capitalized $9.0 million (2008 - $5.3 million) of development costs and Minco Gold's equity share of this amount is $3.6 million.

Administrative Expenses

For the years ended December 31, 2009 and 2008

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the full year ended December 31, 2009 the Company incurred a total of $2.5 million (2008 - $4.8 million) administrative expenses. In the three-month period ended December 31, 2008, the Company spent a total of $0.8 million on administrative expenses (2008- $0.8 million).

Significant changes in expenses are as follows:

The Company had incurred nominal interest expense in 2009 compared to $0.2 million in 2008. This decrease reflects the conversion of the loans payable of the minority shareholders' loans in Mingzhong to share capital.

The Company recorded a foreign exchange gain of $0.56 million for the full year ended December 31, 2009 (2008 loss - $1 million) and for the three month period ended December 31, 2009, a foreign exchange gain of $0.02 million (2008 - loss of $1.5 million).

The Company incurred investor relations expense of $0.1 million for the year ended December 31, 2009 (2008 - $0.4 million) and in the current quarter $0.01 million (2008 - $0.02 million). The decrease reflects management's efforts to reduce expenditures to preserve funds for exploration activities.

In the year ended December 31, 2009, the Company granted 1,907,000 stock options to its directors, officers, employees and consultants at the price range from $0.48 to $1.06 per share. The Company recorded stock based compensation expense of $0.8 million for the full year ended December 31, 2009 (2008 - $1.2 million) and during the three months ended December 31, 2009 $0.06 million (2008 - $0.3 million). The decrease in stock based compensation over prior year is due to the lower weighted average exercise price of options issued in 2009 as compared to 2008.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income

In the year ended December 31, 2009, interest income was $0.04 million (2008 - $0.14 million).

Sundry income

In the year ended December 31, 2009, sundry income was $0.01 million (2008 - $0.15 million) recorded on debts forgiven.

Rental income

In the year ended December 31, 2009, rental income was $0.08 million (2008 - 0.07 million) recorded on office space sub-let to related parties.

Short-term investment

As at December 31, 2009, short-term investments consisted of $2,475,936 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2008 - $850,904) and $Nil in commercial notes (2008 - $71,655).

Marketable Securities

As at December 31, 2009, the Company held 420,000 common shares (2008 - 420,000 common shares) of Nanika Resources Inc. ("Nanika"). The market value of the shares was $35,700 (2008 - $12,600).

For the years ended December 31, 2008 and 2007

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the full year ended December 31, 2008 the Company incurred a total of $4.8 million (2007 - $5.0 million) administrative expenses. In the three-month period ended December 31, 2008, the Company spent a total of $0.9 million on administrative expenses (2007- $1.4 million) net of foreign exchange.

Significant changes in expenses are as follows:

Consulting fees increased to $0.28 million (2007 - $0.08 million) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm. In addition, the Company recorded costs associated with consultants providing "in-house" legal counsel and CFO advisory services.

The Company recorded a foreign exchange loss of $1.0 million for the full year ended December 31, 2008 (2007 loss - $0.4 million) and for the three month period ended December 31, 2008, a foreign exchange gain of $0.6 million (2007 - gain of $0.5 million).

The Company incurred investor relations expense of $0.4 million for the year ended December 31, 2008 (2007 - $0.6 million) and in the current quarter $0.02 million (2007 - $0.2 million). The decrease reflects management's efforts to reduce expenditures as they preserve cash funds for exploration activities.

The Company had reduced property investigation expenses in 2008 ($0.1 million) as the focus was on the Changkeng Gold property in relation to prior year (2007 - $0.2 million).

In the year ended December 31, 2008, the Company granted 767,500 stock options to its employee and consultants at the price of $0.46 per share. The Company recorded stock based compensation expense of $1.2 million for the full year ended December 31, 2008 (2007 - $2.0 million) and during the three months ended December 31, 2008 $0.3 million (2007 - $0.4 million). The decrease in stock based compensation over prior year is due to the fact that there were less new options issued and the price at which the options were granted.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income

In the year ended December 31, 2008, interest income was $0.14 million (2007 - $0.24 million).

Sundry income

In the year ended December 31, 2008, sundry income was $0.15 million (2007 - nil) recorded on debts forgiven.

Rental income

In the year ended December 31, 2008, rental income was $0.07 million (2007 - 0.06 million) recorded on office space sub-let to related parties.

Short-term investment

Short-term investments consist of, cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year, commercial notes and marketable securities. As of December 31, 2008, the Company held $922,559 (2007 - $6,149,044) in short-term investments.

Financial Position

The Company's total assets at December 31, 2009 increased to $14.6 million (2008 - $10.6 million) as the Company increased cash and short term investments during 2009. In addition, the Company's equity investment in Minco Silver has increased during 2009 due to dilution gains. At December 31, 2009, the Company has cash and short term investments (and therefore liquid assets that can easily be converted to cash) of $6.0 million (2008 - $3.5 million) available for use in operations. In addition, the Company has $2.1 million due from Minco Silver (2008 - $1.2 million) which can be collected on demand.

Properties

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries -Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng") and its interests in the Longnan project, incorporated in the People's Republic of China and Triple Eight Mineral Corporation ("Temco").

Less than Wholly-owned subsidiaries - the Company has the following projects and joint venture interests:

51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the "Mingzhong JV"), formerly "Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the "Jinli JV") - holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

.	65% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the "Damo JV") - holding company for the Gobi Gold project; and

Equity interests - during 2009, the Company's ownership decreased to 40.48% due to the exercise of options by Minco Silver option holders. ("Minco Silver").

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong province, China.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 5, 2008.

In 2007, six infill holes with a total of 1,264 meters were drilled to meet the minimum exploration expenditures required by the Chinese authorities. Assay results for these six holes were released in March 2008 and are available at the Company's website and at www.sedar.com.

On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. An updated NI 43-101 resouce estimate technical report has been filed on March 12, 2008 on SEDAR and is available at www.sedar.com.

The 2008 exploration program consisted of 11,809 meters of drilling in 60 holes, investigation of the potentially mined-out area, limited metallurgical testing, hydro-geological, geotechnical and environmental studies. Assay results for all holes were released and are available at the Company's website. Following the completion of the drill program, an updated resource estimate was completed and an exploration report was initiated for National (China) permitting requirements in 2009. These studies will be combined and would be used as the basis for completing any future independent Preliminary Economic Assessment (PEA) on the project.

In March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project based on the 2008 exploration program results and calculated on the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc. of Brampton, Ontario. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. The updated NI 43-101 resource estimate technical report has been filed on March 2009 on SEDAR and is available at www.sedar.com.

The Company is currently working on the National Exploration Report for submission to MOLAR.

Gansu Longnan Properties

Minco Gold's wholly-owned subsidiary, Minco China, at present holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and poly-metallic mineralization (silver-iron-lead-zinc).

Xicheng East: includes three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and significant structure trends similar to that at Anba and other gold deposits in the region.

Exploration in 2008

2008 Regional Target Generation for Yangshan and Yejiaba

In March 2008 Minco's field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit. Work consisted of mapping, trenching and sampling. A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Grab samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t over 1.0 m.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.
Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.
Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Five chip samples from outcrops returned gold values 3.91, 2.87, 4.29, 3.11 and 1.21g/t Au.

3.	Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

4.
Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. Peak values of 0.13-0.3g/t Au were detected in previous soil samples nearby.

5.
Realgar Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that there has been a realgar mining activity at the northern part of the Weiziping permit since ancient time.

Yangshanli:

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structural control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Continuous surface chip samples returned results from 0.25 to 0.8g/t Au with widths of 0.5 to 1.0 meters.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed over a 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East:

A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies. Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1.Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter. The zone is considered a Pbdominated mineralization zone and deep potential of the zone should be further evaluated.

1.
Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyritization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

2.	Xiaodonggou and Sanhewan

a)
Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn over 1.0 m.

b)
Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

Both Xiaodonggou and Sanhewan occurrences are located at the east extension of the regional Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively at the zone.

Detailed surface mapping and investigation on the available artisan adits were conducted in October and November 2008 in Sanchawan and Xiaodonggou area. A grid soil sampling program was carried over the significant gold anomalies in early December in the Caopingshan area.

Exploration in 2009

Exploration was resumed in March 2009, and through to December 31, 2009 it was focused on the following areas:

Reconnaissance traverses and trenching within Shajinba-Fujiawan structure in Yejiaba subproject area.

Prospecting, traversing and trenching in Yangshan sub-project area.

Traversing and trenching in the Xicheng East area.

Xicheng East

In 2009, verification of soil gold anomalies in Caopingshan area and trenching resulted in identifying argillization and silicification zones in metasandstone. Width of zones is from 1 to 5m, strike 315 to 330 deg., dip 65 degrees. Intensity of alteration is weak, pyrite and rare galena inclusions present in altered rocks. The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV (the westernmost one) - continuous trench samples returned 0.43 g/t Au over 4.0 metres. The assays received for trenching samples in Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock. Nine trenches in total were completed in the vicinity of trench TC1-1, one of them intersected a zone of weak silicification with inclusions of fine arsenopyrite, average gold content is 0.33 g/t Au over 2.3 metres. No works were completed in this area during the fourth quarter.

Yejiaba area:

Reconnaissance traversing within a major fault zone trending 60 deg. NE in Yejiaba area discovered several mineralization showings (Shajinba zone, Yaoshang zone and Fujiawan zone) which have high potential for gold. The overall structural trend is 10.0 km long. The most significant results are as follows:

Shajinba zone. In Shajinba area, a zone of argillization and carbonatization was discovered near Shajinba village. Intensity of alteration is moderate, fine pyrite inclusions and chalcosine present in the zone. True width of the zone is not less than 5.0 meters; it appears to be concordant to hosting phyllite. Another zone of silicification was found 1.0 km North. The zone coincides with a minor fault and dykes of rhyolite, both striking 80 deg. Silicification is represented by quartz veinlets 1.0 cm to 3.0 cm wide with inclusions of pyrite, arsenopyrite and antimonite. Width of the silicification zone is approximately 5.0 metres. The best grab samples taken from outcrops returned 0.26, 0.23 and 0.06 g/t Au with corresponding silver content of 155.0, 2.0 and 455.0 g/t. Several grab samples were taken 100 metres NE from this intersection and two of them returned 37.0 g/t Ag and 833.0 g/t Ag. Most significant result achieved in Shajinba zone in the third quarter and fourth quarter is the discovery of poly-metallic mineralization associated with the silver zone.

The new zone is hosted by massive limestone and represented by massive lead mineralization in the central part and veinlets of galena in contact zones. Observed length of the mineralization is approximately 350.0 metres, width varies from 5 metres to 25 metres. Trenching continued in the fourth quarter which continued to intersect the silver - antimony iron rich poly-metallic mineralization with spacing between trenches from 80 metres to 120 metres.

The best surface channel samples results for the silver - iron - lead - zinc rich poly metallic zone for 2009 are as follows:

Sample No.	Width, m	Average Grade				Alteration
		Ag(g/t)	Pb(%)	Zn(%)	Fe(%)
YJB-09-2250
to	2.3m	89.00	0.27	0.01	-	Silicification with limonite antimonite
YJB-09-2252
YJB-09-2269
to	11.0m	4.24	5.09	0.65	29.5	Silicification with hematite, pyrolusite
YJB-09-2279
YJB-09-2430	1.1m	71.0	0.14	0.004	-	Silicification
YJB-09-2487
to	8.0m	102.8	0.15	0.17	26.1	Silicification with hematite, pyrolusite
YJB-09-2494
YJB-09-2561
to	3.0m	117.9	0.55	0.18	31.5	Silicification with hematite, pyrolusite
YJB-09-2563
YJB-09-2585
to	5.0m	100.2	1.25	0.11	46.6	Silicification with hematite, pyrolusite
YJB-09-2589
YJB-09-2631
to	2.0m	169.7	1.15	0.32	41.5	Silicification with hematite, pyrolusite
YJB-09-2632

Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb. Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 metres. Both the phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 metres long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite. No works were completed in the zone in the fourth quarter.

             Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite. The best results are 2.0 g/t Au over 2.0 metres and 1.46 g/t Au over 3.0 metres.. No works were completed on the zone in the fourth quarter.
             In the western most part of the property as channel sample was taken across a north-south trending hydrothermally altered structure and it returned a result that averaged 2.66 g/t Au and 322 g/t Ag over 0.8 metres.

Yangshan area

In 2009, traversing in Yangshan area resulted in discovery of gold mineralization in Oujiaba-Dianziping area. The discovery has been traced for approximately 6 kilometres and has the same host lithologies as the Anba gold deposit.

Continuous channel samples were taken in 4 places along the 6 kilometres mineralized structure and returned averaged gold results of:

Line 0	1.18g/t Au over 4.7 metres
Line 400	13.2 g/t Au over 10.0 metres
Line 496	0.33 g/t Au over 4.0 metres
Line 608	0.60g/t Au over 1.5 metres

The gold enriched, hydrothermally altered structural trend has been discovered during the 2009 exploration program which consisted of traversing and trenching. The mineralization has a width ranging from 5 to 10 metres and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes. Numerous grab samples taken from outcrop along the structure returned 0.5g/t to 27.9g/t Au.

The Oujiaba property, located 25 kilometres east of the Anba gold deposit, is part of the Company's 100% owned Longnan Project which is located within the Yangshan Gold Belt.

Gobi Gold Project

Minco Gold has a 65% interest in the Damo JV.

In 2008 exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favourable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. The widespread, extremely high gold values in the previously completed geochemical surveys resulted in the discovery of sporadically distributed high-grade silicified veins of less than 1cm to 5cm in width at surface. The exploration potential and economic significance of the northeast extension will rely on the favorable structural preparation to increase the density of the high-grade veinlets at depth. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

There was no work conducted in 2009 and a buyer is being sought.

BYC Gold Project

The Company made the decision to sell its interest in HYMK as the Company believes that the potential for a significant discovery is limited. On July 18, 2008, the Company agreed to transfer its interest in the HYMK JV to Long Da Fu (Beijing) Investment Co. Ltd. for a total of RMB 7.0 million (approximately $1.2 million).The transaction was completed in October 2008 and the final installment on the sale proceeds received subsequent to year end 2008.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company ("HNEM"), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase-amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco Gold's target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco Gold has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

The Company has sold the property in 2009.

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province. In July 2006, Minco China's wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government. On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,500), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

During the first five months in 2008, 456m of underground drifting was completed at Levels 87 and 47 to explore the gold zones defined in the upper level. Some un-continuous gold mineralization zones were intersected in tunnels at Level 87. Average gold grade in these veins ranges from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008.

The Company is currently exploring the possibility of selling Yuanling Minco.

The Company is currently renewing the permits and evaluations to keep the permits in good standing for potential future sale.

Liquidity and Capital Resources

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its planned exploration business plan and support the basic operations expenses for the next 12 months. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing.

Cash Flow

Operating Activities

For the year ended December 31, 2009, the Company used $5 million to support its continuing operating activities. (2008 - $7.5 million). The full year net loss was $0.2 million (2008 - $13.3 million) with the fourth quarter being $2 million (2008 - $1. million). Current year operating loss before gain on discontinued operations was $0.8 million (2008 - loss of $14.1 million). This level of expenditure activity is consistent with the Company's goal of exploration activity and acquisition opportunities. Cash provided by discontinued operations was $0.6 million (2008 -$0.2 million).

Financing Activities

For the full year ended December 31, 2009, the Company generated cash from proceeds on issuance of shares $4.5 million (2008 - $0.05 million).

Investing Activities

The Company purchased $1.6 million (2008 - sold $5.1 million) in short term investment securities to shore up its cash to support future exploration activities, Cash provided by investing activities of discontinued operation activities was $44,871 (2008 - $288).

Available Resources

The Company's cash and short-term investment balance at December 31, 2009 amounted to $6 million (2008 - $3.5 million).

Accounts Payable and Accrued Liabilities

During the year, the Mingzhong partners contributed RMB 30.0 million ($5.53 million) to Mingzhong as shareholder loans. Of the five partners, the Company contributed RMB 15.3 million ($2.82 million) with the minority partners contributing 14.7 million ($2.71 million). The funds were used to make the installment on the Changkeng Exploration permit RMB 19 million ($2.94 million) and for exploration and operating activities RMB 11 million ($1.7 million).

On May 20, 2009, the loan of RMB 30.0 million ($5.53 million) was converted to share capital of Mingzhong. Accordingly, $2,493,427 was reclassified to minority interests and the translation difference is recognized in the earnings.

Investment in Minco Silver Corporation

As at December 31, 2009 the Company owns 13,000,000 common shares of Minco Silver (2008 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

The Company has not participated in the share offering of Minco Silver and as a result of dilution and sale of 1,000,000 shares in 2007, its ownership interest has decreased to 32.01% as at December 31, 2009.

The Company is exposed to the transactions undertaken by Minco Silver through its equity accounting for the Company's investment in Minco Silver.

Dilution gains and equity losses on the investment in Minco Silver as follows:

	2009	2008	2007
Dilution gain in Minco Silver	$3,479,000	$1,544,454	$191,000
Equity loss of Minco Silver Corporation	$(1,659,280)	$(948,750)	$(3,239,898)
Income (loss) from investment in Minco Silver	$1,819,720	$595,704	$(3,048,898)

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2009	December 31, 2008	December 31, 2007
Investment in Minco Silver Corporation on an equity basis	$5,494,836	$3,675,116	$3,079,412
Market value of Minco Silver shares	$24,050,000	$18,460,000	$38,740,000

As at December 31, 2009 the closing share price for Minco Silver's shares on the Toronto Stock Exchange was $1.85 (2008 - $1.42).

As at December 31, 2009, Minco Silver had current assets of $11,526,006, non-current assets 17,494,393 (including $9,000,902 in capitalized mineral interest costs), current liabilities of $2,405,152 and shareholders equity of $26,615,247. Minco Silver incurred exploration costs of $1,413,008, administration costs of $3,274,557 and a loss of $4,246,398 during the year ended December 31, 2009.

As at December 31, 2008, Minco Silver had current assets of $5,398,758, non-current assets 12,330,727 (including $5,294,098 in capitalized mineral interest costs), current liabilities of $1,949,370 and shareholders equity of $15,780,115. Minco Silver incurred exploration costs of $1,814,641, administration costs of $1,369,282 and a loss of $2,295,138 during the year ended December 31, 2008.

Minco Silver had capitalized $9.0 million (2008 - $5.3 million) of development costs and Minco Gold's equity share of this amount is $3.5 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2010, the Company will continue to focus on exploration programs on the Longnan and Changkeng projects. Aggressive exploration programs will be conducted to follow up the discoveries made on Oujiaba property and Yejiaba property. The Company will continue to sell its non-core projects in China to generate capital for the Company's exploration efforts. In addition, the Company will continue to seek advanced gold projects for acquisition.

Share Capital

As at the date of this MD&A, the Company has 48,157,782 common shares and 5,662,101 stock options outstanding, for a total of 53,819,883 fully diluted common shares outstanding.

Contractual Obligations and Contingencies

(a) The Company has commitments in respect of office leases requiring minimum payments of $792,148 as follows:

2010	$115,490
2011	128,911
2012	151,850
2013	165,710
2014	172,640
2015	57,547

$792,148

The Company has entered into sub-lease agreements for a portion of its leased premises.

Transactions with Related Parties

The Company earned the rental income and incurred the following fees to its directors or corporations controlled by its directors:

	2009	2008	2007
Rental Income	$75,547	$68,100	$58,761

	2009	2008	2007
Exploration costs	$59,813	$85,937	$80,625
Management fees	37,927	42,135	17,344
Property investigation	2,979	6,979	21,094
Investor relations	9,281	8,177	-
Director's fees	49,000	48,000	62,500
	$159,000	$191,228	$181,563

Receivables of $Nil (2008 - $166,872) are due from four companies related by two common directors.

At December 31, 2009, the Company has $2,109,285 due from Minco Silver (2008 - $1,246,282) in relation to expenditures on the Fuwan Silver Property, new silver project investigation cost, and shared office expenses for both offices in Vancouver and Beijing. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

At December 31, 2009, the Company has $120,576 (2008 - $506,569) due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses. The amount due from Minco Base Metals is unsecured, non-interest bearing and repayable on demand. The Company is related to Minco Base Metals through two common directors and one common officer. The Company provided financial assistance to fund Minco Base Metal's operation.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

The Company is required to make estimates of future production costs, future gold commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets. In testing the impairment of its mineral interests the Company is evaluating its resources and extended determination of gold reserves which requires a number of assumptions and estimations, including geological sampling and modeling as well as estimates of future gold prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of gold and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operation.

Business Environment and Risks

The Company's operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

Cash and cash equivalents - In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2009 the balance of $ 3,508,917 was placed with three institutions.

Short term investments - are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2009, these totaled $2.5 million and were placed with one institution. The yields on these investments were 0.65% to 0.80%.

Liquidity risk - Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2009, the Company has positive working capital of approximately $2.87 million and therefore has sufficient funds to meet its current operating and exploration obligations. However, the Company will require significant additional funds in the future to complete its plan.

Currency/Foreign exchange risk - The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations. A 10% strength in the Canadian dollar against the Chinese RMB will have a before tax effect of a $253,676 gain on the financial results.

Interest rate risk - The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A1% increase in the interest rate in Canada will have a net (before tax) income effect of $24,759, assuming the foreign exchange rate remains constant.

Initial Adoption of Accounting Policies

On January 1, 2009, the Company adopted three new standards that were issued by the Canadian Institute of Chartered Accountants:

Goodwill and Intangible Assets

Effective from 1 January 2009, the Company adopted the recommendations included in Section 3064, "Goodwill and Intangible Assets," of the CICA Handbook, which replaced CICA Section 3062, "Goodwill and Other intangible Assets". The adoption of this Section had no material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective from 1 January 2009, the Company adopted the EIC 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this Section had no material impact on the Company's financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the EIC 174, "Mining Exploration Costs". This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company's financial statements.

Recent Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has set January 1, 2011 as the date for publicly listed companies to adopt IFRS, replacing Canadian GAAP. Accordingly, IFRS compliant financial statements will be required for the first quarter of 2011. Comparative figures presented in these financial statements are also required to comply with IFRS.

In January 2010, the Company initiated an IFRS diagnostic study to assess the impact of the transition to IFRS. A number of key accounting areas where IFRS differs and accounting alternatives were to be reviewed. The Company has planned to start the process to make a determination of the impact of transition to IFRS on its financial statements and systems, if any, during the first half of 2010. The second phase of the conversion plan will include detailed assessments and technical analysis that will result in understanding potential impacts, decision on accounting policy choices and the drafting of accounting polices. The Company expects this phase to be completed in the first half of 2010. The final phase of implementation and transitioning to IFRS is being planned for 2010.

At this time, the comprehensive impact of the changeover on the Company's future financial position and results of operations is not yet determinable. The Company continues to monitor and assess the impact of evolving differences between IFRS and Canadian GAAP, since the International Accounting Standards Board is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company's financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Section 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling interests

In January 2009, the CICA issued three new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. These Sections will not have an impact on the Company's financial statements unless the Company enters into a business combination subsequent to January 1, 2011.

Internal Controls over Financial Reporting

There has been no significant change in the Company's internal control over financial reporting during the year 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company's assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the "hands-on" involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management evaluated the internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and identified some material weakness in the financial reporting process as of December 31, 2009. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company's standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company will be able to mitigate the above weaknesses by:

a)	the nature and present level of activities and transactions within the Company being readily transparent;
b)	the review of the Company's financial statements by senior management and the board of directors; and,
c)	active participation of senior management in monitoring financial reporting.

Subsequent Event

Subsequent to the year end, the Company has received the amounts due from Minco Silver totaling approximately $1,395,553.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold, silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Dr. Ken Cai
March 29, 2010

MINCO GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Gold Corporation and its subsidiaries ("Minco Gold" or "the Company") is for the year ended December 31, 2010 compared with the year ended December 31, 2009. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's functional and reporting currency is the Canadian dollar. This MD&A is current to March 30, 2010 and should also be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com ("SEDAR").

Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Refer to Note 2 of the December 31, 2010 and 2009 audited consolidated financial statements for disclosure of the Company's significant accounting policies.

As at December 31, 2010, the Company had 49,514,882 common shares outstanding. As at March 30, 2011, the Company has 50,243,315 common shares outstanding.

Company Overview

Minco Gold Corporation (the "Minco Gold" or the "Company") (TSX: MMM/NYSE Amex: MGH/FSE: MI5) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People's Republic of China ("China") with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

Companies

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng") and Triple Eight Mineral Corporation ("Temco")..

Less than Wholly-owned subsidiaries - the Company has equity interests in the following projects and joint ventures:

51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the "Mingzhong JV"),- holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

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Equity interests - as at December 31, 2010, the Company's ownership of Minco Silver Corporation ("Minco Silver") was 26.2%.

Highlights for the year ended December 31, 2010

For the year ended December 31, 2010:

1.
Recorded a net loss of $0.5 million or a loss per share of $0.01 (2009 - a loss of $0.2 million or a loss per share of $0.00). The Company recorded a loss from continuing operations of $2.1 million or a loss per share of $0.04 (2009 - a loss of $0.8 million or a loss per share of $0.02) which reflects the Company's focus on continued exploration and acquisition activities.

2.	In 2010, the Company has been working on the National Exploration Report for submission to the Ministry of Land and Resources ("MOLAR") and on the maintenance for Changkeng exploration permit.

3.
In the Longnan region, the Company was mobilized to the field in March 2010 to follow-up the positive results that were discovered on the Qujiaba and Yejiaba target areas. The Company had employed geophysical company and an experienced Nevada geologist to assist in progressing both of the target areas. Planned works included detailed mapping, trenching, soil geochemical surveys, geophysical surveys which were all included and used to help define drill targets.

4.
Minco Gold elected to sell its interest in the Inner Mongolia Damo Mininig Co. Ltd (Damo). On May 24, 2010, the Company entered into a sale agreement to dispose of its interet in Damo. After completion of all legal requirement and approvals, the Company relinquished all managerial involvement and control to the purchaser on September 30, 2010. Net proceeds on disposal were RMB 10.75 million (approximately $1.67 million) which represents the difference between the gross proceeds of RMB 13.5 million (approximately $2.10 million) and a commission of RMB 2.75 million (approximately $0.43 million) paid to a third party for consulting services related to the disposition.

5.
In December 2010, Minco China entered into a Joint Venture Agreement (the "JV Agreement") with the 208 Exploration Team (the "208 Team"), a subsidiary of China National Nuclear Corporation (the "CNNC"), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China.

Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the "Earn-In Amount") to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon completion of the JV Agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China has provided RMB 60 million (approximately $9 million) in the form of a secured short term loan to the Tugurige Gold Mine. The loan matured on March 24, 2011 and was repaid subsequently on March 25, 2011 with full interest. The loan is secured by all the assets of the mine and is also guaranteed by the 208 Team. Minco China has the right to convert the loan into its contribution to the Earn-In Amount upon appropriate approvals obtained.

The JV Agreement is subject to the approvals of various Chinese government agencies. The Company will pay a finder's fee to a non-arm's length third party upon all approval obtained and successful conclusion of the transaction

6.
In connection to Minco China's loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine described above, Minco Gold and Minco Based Metals Corporation ("MBM") entered into an agreement where Minco Gold borrowed $7,561,779 million (RMB 50 million) on December 22, 2010. The loan is repayable in full on or before June 30, 2011 and bears interest at the rate of 10% per annum, calculated and compounded monthly. The loan is secured by 3 million Minco Silver shares held by Minco Gold. Minco China subsequently received RMB 50 million from Beijing Zhongjia Kailong Technology Development Co., Ltd. ("Zhongjia"), the trustee of MBM's cash in China. Zhongjia is related to Minco China in that they share some of the same senior management team.).

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Selected Annual Information

The following table summarizes selected financial information for the most recent three years ended December 31.

	2010	2009	2008
Total revenue	-	-	-
Loss before discontinued operations	$(2,120,074)	$(815,908)	$(13,762,921)
Net loss	$(512,773)	$(200,900)	$(13,264,305)
Loss per share from continuing operations - basic and diluted	$(0.04)	$(0.02)	$(0.31)
Loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.31)
Total assets	$23,860,155	$14,595,566	$10,558,425
Total long-term financial liabilities	-	-	-
Cash dividends declared per share for each class of share	-	-	-

Results of Operations

Exploration Costs

For the years ended December 31, 2010 and 2009

Exploration costs, net of exploration cost recoveries, for the year ended December 31, 2010 were $1.5 million compared to $0.3 million in the comparative year in 2009. The increase was due to the increase exploration activities for the Longnan project and $Nil recovery of exploration costs for the Changkeng Silver mineralization (2009 - $1.4 million).

For the three months ended December 31, 2010 exploration costs totaled $0.6 million (2009 - $0.4 million).

Pursuant to the terms of the agreement on Changkeng Silver mineralization, the Company has assigned its right to earn 51% interest on Changkeng Silver mineralization to Minco Silver. As a result of the assignment, Minco Silver is responsible for 51% of the costs in relation to the Changkeng Silver mineralization.

In 2009, the Company and Minco Silver entered into an agreement and agreed Minco Silver will share and pay 30% of the Company's 51% of the cost of the permit for the Changkeng Silver mineralization. Accordingly, in the year ended December 31, 2010, the Company recorded a receivable due from Minco Silver of $Nil (2009 - $1.2 million) for the year.

For the years ended December 31, 2009 and 2008

Exploration costs including exploration permit purchases for the year ended December 31, 2009 totaled $0.3 million (2008 - $10.2 million) and for the three months ended December 31, 2009 totaled $0.4 million (2008 - $1.7 million).

The decrease in exploration costs was due to the recovery of exploration costs of $ 1.4 million for the Changkeng Silver mineralization and lower exploration activities.

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The following is a summary of exploration costs incurred by the Company.

Year ended December 31,	2010	2009	2008
Gansu - Longnan	$1,330,745	$1,336,083	$1,414,127
Inner Mongolia - Gobi Gold*	-	6,450	96,739
Guangdong - Changkeng	135,727	(1,090,981)	8,351,719
Hunan - Gold Bull Mountain	1,169	4,137	98,948
Henan Zhongjia - Xiaoshan*	-	-	57,953
Total	$1,467,641	$255,689	$10,019,486
               * Projects disposed of

          The following table summarizes the key operating results for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Exploration Permit costs (recoveries)	$-	$(1,205,298)	$6,611,918
Exploration costs	1,467,641	1,460,987	3,407,568
Administrative expenses	2,469,869	2,526,087	4,608,523
Operating loss	(3,937,510)	(2,781,776)	(14,628,009)
Unrealized gain (loss) on marketable securities	(10,500)	23,100	(75,600)
Write down of mineral interests	-	-	(358,500)
Gain on sale of exploration permits	-	-	425,632
Interest and other income	147,755	123,048	363,201
Loss for the year before discontinued operations, non-controlling interest, tax expenses, loss from equity investment and dilution gain	(3,800,255)	(2,635,628)	(14,273,276)
Dilution gain	2,845,000	3,479,000	1,544,454
Share of loss from equity investment in Minco Silver	(1,214,470)	(1,659,280)	(948,750)
Tax expenses	-	-	(85,349)
Non-controlling interest	49,651	-	-
Loss for the year from continuing operations	(2,120,074)	(815,908)	(13,762,921)
Income from discontinued operations	1,607,301	615,008	498,616
Loss for the year	$(512,773)	$(200,900)	$(13,264,305)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.31)
Weighted average number of shares outstanding	48,582,347	43,148,525	42,970,813

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Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Exploration costs	$577,506	$309,488	$367,524	$213,123	$372,332	$(978,995)	$289,050	$573,302
Administrative expenses	751,001	627,408	653,435	552,788	747,980	703,231	837,666	705,771
Foreign exchange (gain) loss	57,834	(204,162)	(75,511)	107,076	(594,057)	110,606	82,231	(67,341)
Operating income (loss)	(1,386,341)	(732,734)	(945,448)	(872,987)	(526,255)	165,158	(1,208,947)	(1,211,732)
Other income	61,817	35,640	17,086	22,712	1,536	90,184	26,845	27,583
Income (loss) for the period before discontinued operations, non-controlling interest, loss from equity investment and dilution gain	(1,324,524)	(697,094)	(928,362)	(850,275)	(524,719)	255,342	(1,182,102)	(1,184,149)
Dilution gain	1,891,000	193,000	739,000	22,000	3,361,154	965	116,881	-
Share of gain (loss) from equity investment in Minco Silver	(524,824)	(456,987)	225,626	(458,285)	(277,786)	(742,483)	(506,188)	(132,823)
Non-controlling interest	4,738	15,192	15,382	14,339	-	-	-	-
Income (loss) from continuing operations	46,390	(945,889)	51,646	(1,272,221)	2,558,649	(486,176)	(1,571,409)	(1,316,972)
Income (loss) from discontinued operations	-	(110,606)	1,717,907	-	(1,583)	43,708	577,451	(4,568)
Net income (loss) for the period	$46,390	$(1,056,495)	$1,769,553	$(1,272,221)	$2,557,066	$(442,468)	$(993,958)	$(1,321,540)
Basic and diluted income (loss) per share	0.00	$(0.02)	$0.04	$(0.03)	$0.05	$(0.01)	$(0.02)	$(0.03)
Weighted average number of shares outstanding	48,967,175	48,561,351	48,436,115	48,321,430	46,952,731	43,011,106	43,005,551	42,989,051

Administrative Expenses

For the years and periods ended December 31, 2010 and 2009

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the year ended December 31, 2010, the Company incurred a total of $2.5 million (2009 - $2.5 million) in administrative expenses. In the three-month period ended December 31, 2009, the Company spent a total of $0.8 million on administrative expenses (2009 - $0.7 million).

Significant changes in expenses are as follows:

The Company recorded a foreign exchange gain of $0.11 million for the full year ended December 31, 2010 (2009 - $0.47 million) and for the three month period ended December 31, 2010, a foreign exchange loss of $0.06 million (2009 - gain of $0.6 million).

The Company incurred investor relations expense of $0.3 million for the year ended December 31, 2010 (2009 - $0.1 million) and in the current quarter $0.1 million (2009 - $0.01 million). The increase is mainly due to the increase of investor activities including increased attendance at advertising and promotional events in 2010.

Consulting fees for the year ended 2010 were $0.1 million (2009 - $0.3 million). For the three month period ended December 31, 2010, consulting fees were $0.06 million (2009 - $0.1 million). The decrease is mainly a result of decreased use of consultants.

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Property investigation expenses for the year ended 2010 were $0.2 million (2009 - 0.1 million). For the three month period ended December 31, 2010, property investigation expenses were $0.09 million (2009 - $0.05 million). This increase was due to the investigation of various mineral properties.

In the year ended December 31, 2010, the Company granted 175,000 stock options to its consultants at the price range from $0.93 to $1.24 per share. The Company recorded stock based compensation expense of $0.5 million for the full year ended December 31, 2010 (2009 - $0.8 million) and during the three months ended December 31, 2010 $0.2 million (2009 - $0.06 million).

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income and other income

In the year ended December 31, 2010, interest and other income were $0.14 million (2009 - $0.12 million).

Sundry income

In the year ended December 31, 2010, sundry income was $Nil million (2009 - $0.01 million) recorded on debts forgiven.

Cash and Short-term investment

As at December 31, 2010, Cash and cash equivalents consisted of short term deposits with a maturity term of seven days and can be renewed automatically. The yields on the short term deposit was 1.7%

As at December 31, 2010, short-term investments consisted of $0.3 million of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2009 - $2.5 million).

Marketable Securities

As at December 31, 2010, the Company held 420,000 common shares (2009 - 420,000 common shares) of Nanika Resources Inc. ("Nanika"). The market value of the shares was $0.03 million (2009 - $0.04 million).

For the years and periods ended December 31, 2009 and 2008

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the year ended December 31, 2009 the Company incurred a total of $3.0 million (2008 - $3.7 million) administrative expenses, net of foreign exchange. In the three-month period ended December 31, 2009, the Company spent a total of $0.7 million on administrative expenses (2008- $0.9 million) net of foreign exchange.

Significant changes in expenses are as follows:

The Company recorded a foreign exchange gain of $0.5 million for the full year ended December 31, 2009 (2008 loss - $0.9 million) and for the three month period ended December 31, 2009, a foreign exchange gain of $0.6 million (2008 - $0.6 million).

The Company incurred investor relations expense of $0.1 million for the year ended December 31, 2009 (2008 - $0.4 million) and in the current quarter $0.01 million (2008 - $0.02 million). The decrease reflects management's efforts to reduce expenditures as they preserve cash funds for exploration activities.

In the year ended December 31, 2009, the Company granted stock options to its consultants at the price range from $0.48 to $1.06 per share. The Company recorded stock based compensation expense of $0.8 million for the full year ended December 31, 2009 (2008 - $1.2 million) and during the three months ended December 31, 2009 $0.06 million (2008 - $0.4 million). The decrease in stock based compensation over prior year is due to the lower price at which the options were granted.

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To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income and other income

In the year ended December 31, 2009, interest and other income were $0.12 million (2008 - $0.21 million).

Sundry income

In the year ended December 31, 2009, sundry income was $0.01 million (2008 - $0.15) recorded on debts forgiven.

Short-term investment

Short-term investments consist of, cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year, commercial notes and marketable securities. As of December 31, 2009, the Company held $2.5 million (2008 - $0.9 million) in short-term investments.

Financial Position

The Company's total assets at December 31, 2010 increased to $23.9 million (2009 - $14.6 million) as the Company increased cash and short term investments during 2010. In addition, the Company's equity investment in Minco Silver has increased during 2010 due to dilution gains. At December 31, 2010, the Company has cash and short term investments (and therefore liquid assets that can easily be converted to cash) of $6.3 million (2009 - $6.0 million) available for use in operations.

Properties

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng") and its interests in the Longnanprojects, incorporated in the People's Republic of China and Triple Eight Mineral Corporation ("Temco").

Less than Wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects and joint ventures:

51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the "Mingzhong JV"), formerly "Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the "Jinli JV") - holding company for the Changkeng Gold project and the Changkeng Exploration Permit; and

Equity interests - during 2010, the Company's ownership decreased to 26.20% due to the exercise of options by Minco Silver option holders.

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong province, China.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 5, 2009.

In 2007, six infill holes with a total of 1,264 meters were drilled to meet the minimum exploration expenditures required by the Chinese authorities. Assay results for these six holes were released in March 2009 and are available at the Company's website and at www.sedar.com.

On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. An updated NI 43-101 resouce estimate technical report has been filed on March 12, 2009 on SEDAR and is available at www.sedar.com.

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The 2008 exploration program consisted of 11,809 meters of drilling in 60 holes, investigation of the potentially mined-out area, limited metallurgical testing, hydro-geological, geotechnical and environmental studies. Assay results for all holes were released and are available at the Company's website. Following the completion of the drill program, an updated resource estimate was completed and an exploration report was initiated for National (China) permitting requirements in 2009. These studies will be combined and would be used as the basis for completing any future independent Preliminary Economic Assessment (PEA) on the project.

In March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project based on the 2008 exploration program results and calculated on the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc. of Brampton, Ontario. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. The updated NI 43-101 resource estimate technical report has been filed on March 2009 on SEDAR and is available at www.sedar.com.

The Company is currently working on the National Exploration Report for submission to MOLAR and on the maintenance for Changkeng exploration permit.

Gansu Longnan Properties

Minco Gold's wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and poly-metallic mineralization (silver-iron-lead-zinc).

Xicheng East: includes three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and significant structure trends similar to that at Anba and other gold deposits in the region.

Exploration in 2010 and 2009

Exploration was resumed in March 2009, and through to December 31, 2010 it was focused on the following areas:

Reconnaissance traverses and trenching within Shajinba-Fujiawan structure in Yejiaba sub-project area.

Prospecting, traversing and trenching in Yangshan sub-project area.

Traversing and trenching in the Xicheng East area.

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Xicheng East

In 2009, verification of soil gold anomalies in Caopingshan area and trenching resulted in identifying argillization and silicification zones in metasandstone. Width of zones is from 1 to 5m, strike 315 to 330 deg., dip 65 degrees. Intensity of alteration is weak, pyrite and rare galena inclusions present in altered rocks. The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV (the westernmost one) - continuous trench samples returned 0.43 g/t Au over 4.0 metres. The assays received for trenching samples in Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock. Nine trenches in total were completed in the vicinity of trench TC1-1, one of them intersected a zone of weak silicification with inclusions of fine arsenopyrite, average gold content is 0.33 g/t Au over 2.3 metres. No works were completed in this area during the fourth quarter.

Yejiaba area:

Reconnaissance traversing within a major fault zone trending 60 deg. NE in Yejiaba area discovered several mineralization showings (Shajinba zone, Yaoshang zone and Fujiawan zone) which have high potential for gold. The overall structural trend is 10.0 km long. The most significant results are as follows:

Shajinba zone. In Shajinba area, a zone of argillization and carbonatization was discovered near Shajinba village. Intensity of alteration is moderate, fine pyrite inclusions and chalcosine present in the zone. True width of the zone is not less than 5.0 meters; it appears to be concordant to hosting phyllite. Another zone of silicification was found 1.0 km north. The zone coincides with a minor fault and dykes of rhyolite, both striking 80 deg. Silicification is represented by quartz veinlets 1.0 cm to 3.0 cm wide with inclusions of pyrite, arsenopyrite and antimonite. Width of the silicification zone is approximately 5.0 metres. The best grab samples taken from outcrops returned 0.26, 0.23 and 0.06 g/t Au with corresponding silver content of 155.0, 2.0 and 455.0 g/t. Several grab samples were taken 100 metres NE from this intersection and two of them returned 37.0 g/t Ag and 833.0 g/t Ag. Most significant result achieved in Shajinba zone in the third quarter and fourth quarter is the discovery of poly-metallic mineralization associated with the silver zone. The new zone is hosted by massive limestone and represented by massive lead mineralization in the central part and veinlets of galena in contact zones. Observed length of the mineralization is approximately 350.0 metres, width varies from 5 metres to 25 metres. Trenching continued in the fourth quarter which continued to intersect the silver - antimony iron rich poly-metallic mineralization with spacing between trenches from 80 metres to 120 metres.

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The best surface channel samples results for the silver - iron - lead - zinc rich poly metallic zone for 2009 are as follows:

		Average Grade				Alteration
		Ag(g/t)	Pb(%)	Zn(%)	Fe(%)
YJB-09-2250
to	2.3m	89.00	0.27	0.01	-	Silicification with limonite antimonite
YJB-09-2252
YJB-09-2269
to	11.0m	4.24	5.09	0.65	29.5	Silicification with hematite, pyrolusite
YJB-09-2279
YJB-09-2430	1.1m	71.0	0.14	0.004	-	Silicification
YJB-09-2487
to	8.0m	102.8	0.15	0.17	26.1	Silicification with hematite, pyrolusite
YJB-09-2494
YJB-09-2561
to	3.0m	117.9	0.55	0.18	31.5	Silicification with hematite, pyrolusite
YJB-09-2563
YJB-09-2585
to	5.0m	100.2	1.25	0.11	46.6	Silicification with hematite, pyrolusite
YJB-09-2589
YJB-09-2631
to	2.0m	169.7	1.15	0.32	41.5	Silicification with hematite, pyrolusite
YJB-09-2632

Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb. Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 metres. Both the phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 metres long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite. No works were completed in the zone in the fourth quarter.

Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite. The best results are 2.0 g/t Au over 2.0 metres and 1.46 g/t Au over 3.0 metres. No works were completed on the zone in the fourth quarter.

In the western most part of the property as channel sample was taken across a north-south trending hydrothermally altered structure and it returned a result that averaged 2.66 g/t Au and 322 g/t Ag over 0.8 metres.

Yangshan area

In 2009, traversing in Yangshan area resulted in discovery of gold mineralization in Oujiaba-Dianziping area. The discovery has been traced for approximately 6 kilometres and has the same host lithologies as the Anba gold deposit.

Continuous channel samples were taken in 4 places along the 6 kilometres mineralized structure and returned averaged gold results of:

Line 0	1.18g/t Au over 4.7 metres
Line 400	13.2 g/t Au over 10.0 metres
Line 496	0.33 g/t Au over 4.0 metres
Line 608	0.60g/t Au over 1.5 metres

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The gold enriched, hydrothermally altered structural trend has been discovered during the 2010 exploration program which consisted of traversing and trenching. The mineralization has a width ranging from 5 to 10 metres and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes. Numerous grab samples taken from outcrop along the structure returned 0.5g/t to 27.9g/t Au.

The Oujiaba property, located 25 kilometres east of the Anba gold deposit, is part of the Company's 100% owned Longnan Project which is located within the Yangshan Gold Belt.

Exploration in 2010

Field crews were mobilized to the field in March 2010 to follow-up the positive results that were discovered on the Oujiaba and Yejiaba target areas. Minco had a geophysical company and currently has an experienced Nevada geologist to assist in progressing both of the target areas. Planned works include detailed mapping, trenching, soil geochemical surveys, geophysical surveys which will all be included and used to help define drill targets.

Yejiaba Area:

At the Shajinba target area, geological mapping, soil geochemical, ground magnetic and IP surveys have been completed. Trenching is in progress. Altered and mineralized boulders were discovered approximately 500 metres southeast of the main mineralized zones that were identified in 2009. One grad sample returned 31.55 g/t Au and 66.0 g/t Ag. The geochemical soil sampling highlighted numerous gold anomalieds over an area of 700 metres long by 100 metres wide. The anomalies are open along strike to the east. Trenching in the area revealed a 5 metre wide zone of silicification with arsenopyrite, galena and stibnite. Mineralization is controlled by a regional thrust fault zone dividing phyllite in the foot wall and conglomerate in the hanging wall. Extensive trenching program is focused on the newly discovered zone. Channel sampling from trenches returned gold values ranging from 0.12 to 5.58 g/t Au over widths from 1.7 to 10.2 metres. The channel sample results are highlighted as follows.

5.58 g/t Au over 4.7 metres.
3.56 g/t Au over 4.3 metres.
1.63 g/t Au over 2.0 metres.

Yangshan Area:

Ground magnetic survey has been completed at the Oujiaba target area. Extensive soil sampling, geological mapping and sampling are in progress. Geochemical soil and rock chip sampling revealed anomalies of gold and arsenic over zones of regional faults. The anomalies are being tested with trenching.

Gobi Gold Project

The Company has sold the property in 2010.

Xiaoshan Project

The Company has sold the property in 2009.

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province in 2006.

The Company is currently exploring the possibility of selling Yuanling Minco and in the process of renewing its mining license.

11

Liquidity and Capital Resources

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its planned exploration business plan and support the basic operations expenses for the next 12 months.

Any cash denominated in RMB that is maintained in the People's Republic of China ("China"), where the remittance of funds to jurisdictions outside China is subject to government rules and regulations on foreign currency controls. Such remittance requires approvals by the relevant government authorities or designated banks in China or both.

Cash Flow

Operating Activities

Year ended December 31, 2010

The comprehensive loss from continuing operations for the year ended December 31, 2010 was $2.1 million which mainly comprise of an equity loss on investment in Minco Silver of $1.2 million, a dilution gain of $2.8 million, stock-based compensation of $0.5 million and a $1.3 million decrease in amounts due from Minco Silver to arrive at cash used in operating activities of continued operations of $1.6 million compared to $2.4 million used in the comparative year of 2009.

Three months ended December 31, 2010

Comprehensive loss from continuing operations for the three months ended December 31, 2010 was $0.05 million which was mainly offset by an equity loss on investment in Minco Silver of $0.5 million, a dilution gain of $1.9 million, an increase in amounts due from Minco Base Metals of $1.5 million and a decrease in amounts due from Minco Silver of $1.3 million to arrive at cash used in operating activities of continuing operations of $1.1 million compared to $0.3 million cash generated in the comparative year of 2009.

Financing Activities

Year ended December 31, 2010

For the year ended December 31, 2010, the Company received advances of $0.8 million from minority shareholders, proceeds of $1.0 million from the issuance of shares and $7.6 million advanced from Minco Base Metals to arrive at cash generated from financing activities from continuing operations of $9.4 million compared to $4.5 million cash generated in 2009.

Three months ended December 31, 2010

For the three months ended December 31, 2010, the Company received proceeds of $0.7 million from the issuance of shares and received $7.6 million advanced from Minco Base Metals to arrive at cash used in financing activities from continuing operations of $6.2 million compared to $4.5 million cash generated in the comparative period of 2009.

Investing Activities

Year ended December 31, 2010

For the year ended December 31, 2010, the Company used $7.0 million (2009 - $1.6 million) in investing activities from continuing operations. This was due to proceeds received from the disposal of short-term investments of $2.2 million, the issuance of a loan to Wuzhongqi Gurige Mining Corporation of $9.1 million and the acquisition of $0.04 million in equipment.

12

Three months ended December 31, 2010

For the three months ended December 31, 2010, the Company used $3.1 million (2009 - $2.5 million) in investing activities from continuing operations. This was due to proceeds received from the disposal of short-term investments of $6.0 million, the issuance of a loan to Wuzhongqi Gurige Mining Corporation of $9.1 million and the acquisition of $0.01 million in equipment.

Available Resources

The Company's cash and short-term investment balance at December 31, 2010 amounted to $6.3 million (2009 - $6.0 million).

Accounts Payable and Accrued Liabilities

As at December 31, 2010 the Company recorded RMB 29 million (approximately $4.4 million) as current liability in order to repay the remaining balance of Chngkeng exploration permit which is owned by Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong").

In 2010, the Company entered into a loan agreement with MBM on December 22, 2010 to borrow a loan in the amount of RMB 50 million ($7.6 million) and agreed to pledge the Minco Silver Shares as security. The loan will be repayable in full on or before June 30, 2011 and bear interest at the rate of 10% per annum, calculated and compounded monthly.

Investment in Minco Silver Corporation

As at December 31, 2010 the Company owns 13,000,000 common shares of Minco Silver (2009 and 2008- 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

The Company has not participated in Minco Silver's private placement and issuance of shares upon exercise of options and warrants and as a result, its ownership interest has decreased to 26.20% at December 31, 2010.

The Company is exposed to the transactions undertaken by Minco Silver through its equity accounting for the Company's investment in Minco Silver.

Dilution gains and equity losses on the investment in Minco Silver as follows:

Year ended December 31,	2010	2009	2008
Dilution gain in Minco Silver	$2,845,000	$3,479,000	$1,544,454
Equity loss of Minco Silver Corporation	(1,214,470)	(1,659,280)	(948,750)
Income from investment in Minco Silver	$1,630,530	$1,819,720	$595,704

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

Year ended December 31,	2010	2009	2008
Investment in Minco Silver Corporation on an equity basis	$7,125,366	$5,494,836	$3,675,116
Market value of Minco Silver shares	$82,550,000	$24,050,000	$18,460,000

As at December 31, 2010 the closing share price for Minco Silver's shares on the Toronto Stock Exchange was $6.35 (2009 - $1.85).

13

As at December 31, 2010, Minco Silver had current assets of $29.9 million, non-current assets of $13.6 million (including $ 13 million in capitalized mineral interest costs), current liabilities of $1.4 million and shareholders' equity of $42.1 million. Minco Silver incurred exploration costs of $Nil, administration costs of $5.9 million and a loss of $4.3 million during the year ended December 31, 2010.

As of December 31, 2009, Minco Silver had current assets of $11.5 million, non-current assets of $17.5 million (including $9.0 million in capitalized mineral interest costs), current liabilities of $2.4 million and shareholders' equity of $26.6 million. Minco Silver incurred exploration costs of $1.4 million, administration costs of $3.3 million and a loss of $4.2 million during the year ended December 31, 2009.

Minco Silver had capitalized $13.0 million (2009 - $9.0 million) of development costs and Minco Gold's equity share of this amount is $3.4 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2010, the Company will continue to focus on exploration programs on the Longnan and Changkeng projects. Aggressive exploration programs will be conducted to follow up the discoveries made on Oujiaba property and Yejiaba property. The Company will continue to sell its non-core projects in China to generate capital for the Company's exploration efforts. In addition, the Company will continue to seek advanced gold projects for acquisition.

Share Capital

As at the date of this MD&A, the Company has 50,243,315 common shares and 5,616,567 stock options outstanding, for a total of 55,859,882 fully diluted common shares outstanding.

Contractual Obligations and Contingencies

(a) The Company has commitments in respect of office leases requiring minimum payments of $0.7 million as follows:

2011	$150,862
2012	148,922
2013	155,037
2014	161,403
2015	54,518
$670,742

          The Company has entered into sub-lease agreements for a portion of its leased premises.

Transactions with Related Parties

At December 31, 2010, the Company has $839,305 due from Minco Silver (2009 - $2,109,285) in relation to expenditures on the shared of office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

At December 31, 2010, the Company has $77,027 due to Minco Base Metals ("MBM") (2009 -$120,576) in relation to expenditures on the White Silver Mountain project and shared office expenses. The company is related to Minco Base Metals through two common directors and two common officers.

In the year ended December 31, 2010, the Company paid consulting fees totalling $392,938 (December 31, 2009 - $303,082) to companies controlled by the Chief Executive Officer, Chief Financial Officer, and Vice President, Exploration of the Company.

14

In connection with Minco China's loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine as disclosed in note 5, Minco Gold and MBM entered a loan where Minco Gold borrowed a short term loan of $7,561,779 million (RMB 50 million) in December 2010. The loan is repayable in full on or before June 30, 2011 and bears interest at the rate of 10% per annum, calculated and compounded monthly. The loan is secured by 3 million Minco Silver shares held by Minco Gold.

The funds were advanced to Minco China by Beijing Zhongjia Kailong Technology Development Co. Ltd. ("Zhongjia"), the trustee of MBM's cash in China. Zhongjia is related to Minco China by common management.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

The Company is required to make estimates of future production costs, future gold commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is evaluating its resources and extended determination of gold reserves which requires a number of assumptions and estimations, including geological sampling and modeling as well as estimates of future gold prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of gold and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operation.

Business Environment and Risks

The Company's operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.
Cash and cash equivalents - In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2010, the balance of $6.0 million was placed with three institutions.

15

ii.
Short term investments -These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At December 31, 2010, these totalled $0.3 million and were placed with one institution yielding 1.15%.

iii.	Loan receivable - The loan receivable is secured by the Tugurige Gold Mine and is guaranteed by the 208 Team, a subsidiary of CNNC.

Liquidity risk - Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2010, the Company has positive working capital of approximately $2.9 million and therefore has sufficient funds to meet its current operating and exploration obligations. However, the Company will require significant additional funds in the future to complete its plan.

Currency/foreign exchange risk - The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations. A 10% strength in the Canadian dollar against the Chinese RMB will have a before tax effect of a $0.3 million loss on the financial results.

Interest rate risk - The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $0.06 million, assuming the foreign exchange rate remains constant.

Accounting Policy Changes

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has set January 1, 2011 as the date for publicly-listed companies to adopt IFRS, replacing Canadian GAAP. Accordingly, IFRS compliant financial statements will be required for the first quarter of 2011. Comparative figures presented in these financial statements are also required to comply with IFRS.

Regular reporting is provided to the Company's senior management and Audit Committee of the Board of Directors on the progress of the Company's adoption of IFRS. Discussion has also been held with internal accounting personnel as well as the Board of Directors to provide education with respect to IFRS and its effects on the Company.

As of this MD&A date, the Company has completed the restatement of the opening balance sheet and the first quarter 2010 financial statements under IFRS.

Based on the diagnostic and this component evaluation, the main impact on the Company's consolidated financial statements from the transition to and adoption of IFRS are listed below.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides guidance for an entity's initial adoption of IFRS and generally requires the retrospective application of all IFRS effective at the end of its first IFRS reporting period. IFRS 1 however does include certain mandatory exceptions and allows certain limited optional exemptions from this general requirement of retrospective application. The Company expects to apply the following significant optional exemptions available under IFRS 1 on the opening transition date of January 1, 2010:

16

Mandatory exemption

IFRS 1 does not allow management to change estimates made before the transition date to IFRS. Estimates under IFRS at January 1, 2010 remained consistent with estimates made for Canadian GAAP on that date.

Functional Currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Silver Corporation is Canadian dollars and the functional currency of the Company's Chinese subsidiaries is RMB.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders' equity, to accumulated loss on the transition date.

Stock-based compensation

Under Canadian GAAP, for the purpose of accounting for stock-based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, forfeiture rate estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock-based compensation on a straight-line basis over the vesting period. Under IFRS, the Company records stock-based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

Statement of cash flows

The transition from Canadian GAAP to IFRS has no significant impact on cash flows generated by the Company.

The above are intended to highlight only those areas believed to be the most significant and is not intended to be a complete and exhaustive list of all expected changes. In the period leading up to conversion, the International Accounting Standards Board will continue to issue new accounting standards and as a result, the final impact of IFRS on the Company's Consolidated Financial Statements can only be accurately measured once all the IFRS applicable at the adoption date of January 1, 2010 are known. Consequently, the analysis and policy decisions have been made based upon the Company's expectations regarding the accounting standards that the Company anticipates will be effective upon conversion to IFRS. Readers are cautioned that the disclosed impacts of IFRS on financial reporting are estimates and may be subject to change.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the

Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

17

Management's report on Internal Controls over Financial Reporting and Disclosure Controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

Based on that assessment, management concluded that, as at December 31, 2010, the Company's internal control over financial reporting was not effective due to the existence of a material weakness. A material error was not captured via review during the Company's financial closing process. This resulted in a material audit adjustment to the fourth quarter results of the Company for the year-ended December 31, 2010.

Management has concluded that the Company will strengthen the rigor of review during its financial closing process. Other than disclosed above, there has been no significant change in disclosure controls or in internal controls over financial reporting from October 1 to December 31, 2010 that has materially affected, or is reasonably likely to affect, the Company's disclosure controls or its internal controls over financial reporting.

Subsequent Events

Effective January 14, 2011, the Company granted options of over 2,100,000 common shares to various employees, directors, and contractors at an exercise price of $2.14 that vest over an 18-month period from the issue date and expire in January 2016.

On March 25, 2011, the RMB 60 million (approximately $9 million) loan provided to the Tugurige Gold Mine was repaid in full with interest.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold, silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Dr. Ken Z. Cai

March 30, 2011

18

MINCO SILVER CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Silver Corporation and its subsidiaries ("Minco Silver" or "the Company") is for the year ended December 31, 2008 compared with the year ended December 31, 2007. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's functional and reporting currency is the Canadian dollar. This MD&A is current to March 31, 2009 and should also be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com ("SEDAR"). Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Refer to Note 2 of the December 31, 2008 audited consolidated financial statements for a discussion of changes in accounting policies and presentation. Refer to Notes 3 and 2 of the December 31, 2008 and 2007 audited consolidated financial statements respectively for disclosure of the Company's significant accounting policies.

Company Overview

Minco Silver (TSX: MSV) was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver is engaged in the acquisition, exploration and development of silver dominant mineral properties. The Company currently has 100% controlling interest in Foshan Minco with the 10% carried interest in Foshan Minco being earned by Guangdong Geological Exploration and Development Corporation ("GGEDC") in the Fuwan Silver Deposit, situated along the northeast margin of the highly prospective Fuwan Silver Belt in Guangdong Province, Peoples' Republic of China ("China"). (See Highlights for the year ended December 31, 2008, point 7 below.)

In 2004, the Company, Minco Gold Corporation ("Minco Gold") and Silver Standard Resources Inc. ("Silver Standard") entered into a strategic alliance to jointly pursue silver opportunities in China. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China.

At the date of this MD&A, Minco Gold (formerly Minco Mining & Metals Corporation) owns 40.48% of the outstanding shares of the Company.

Highlights for the year ended December 31, 2008

For the year ended December 31, 2008; the Company:

1.
Recorded a net loss of $2.3 million (loss $0.07 per share) compared to a loss of $7.3 million (loss $0.23 per share) for fiscal 2007. During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral interest development expenditures. The Company now capitalizes development costs identified as associated with the development stage, in 2008, the amount capitalized was $5.3 million (2007 - $nil).

2.
Completed a drilling program totaling 89 holes for a total of 25,497 metres. Completed an aggressive infill and step-out drilling campaign on the Fuwan silver deposit and completed 63 holes for a total of 18,820 metres. The program was designed primarily to increase the level of confidence in the resource through infill drilling, with the assay results being released in the first half of the year. Completed confirmation drilling on Fuwan with 5 holes for a total of 1,007 meters. Completed regional exploration drilling down strike from the Fuwan Silver Deposit, with 18 holes for a total of 5,003 meters.

1

3.
Delivered an updated resource estimate which expanded the deposit significantly. Drilling was successful in expanding the indicated resource by 31 ounces of silver to 16.0 million tonnes containing 93.5 million ounces of silver ("MM oz Ag") from 11.9 million tonnes containing 71.6 MM oz Ag. The overall resource base (indicated and inferred silver resources) also increased by 10 ounces of silver to 156.8 MM oz Ag from 142.9 MM oz Ag.

4.
Initiated an International Feasibility Study ("IFS"). Wardrop Engineering Inc. ("Wardrop") was retained in April 2008 to conduct an IFS using the resource update released in May 2008. Significant progress has been made to date and mine planning and process engineering are well advanced. Currently, the process flow sheet and metallurgical test work are nearing completion and surface infrastructure sites are being finalized. Mine planning, surface layout, and development and production schedules are progressing well.

5.
Made solid progress in permitting. The Exploration Report on the Fuwan Silver deposit has been accepted and approved by the Ministry of Land and Resources ("MOLAR") in Beijing. (March 5, 2008). The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel (February 4, 2008). The reserve/resource has been registered and received approval from Guangdong Bureau of Land and Resources and MOLAR in Beijing.

6.
Conducted a regional exploration program. Completed a detailed ground magnetic survey covering approximately 155 line kilometers as well as 21 line kilometers of dipole-dipole induced polarization survey over the main target areas along the Fuwan Silver Belt. Combined with previous geochemical surveys consisting of 50,000 individual soil samples, a number of highly prospective targets were generated. Completed drilling 18 holes over 5,003 meters, testing the prospective targets. The assay results are pending.

7.
In July established Foshan Minco Fuwan Mining Co. Ltd ("Foshan Minco") a China based company to manage the Fuwan silver project. Due to Chinese government regulations this company must have a domestic Chinese partner. The partner in Foshan Minco is GGEDC.

8.
Entered into a Letter of Intent on July 22, 2008 to acquire 100% of the outstanding shares of Sterling Mining Company ("Sterling") and provided a US$15 million Credit Facility with Sterling. On August 27, 2008, the Company terminated the Letter of Intent and the obligation to advance further funds under the Credit Facility. (See Loan Receivable from Sterling Mining Company and Subsequent Events).

9.
Won two awards for work completed on the Fuwan Silver project. The Project Development from Cambridge House International Inc., for the project's meaningful progress during 2007. The Prospector / Explorer of the Year Award at the 2008 China Mining Conference for its outstanding progress of the Fuwan Silver project. This prestigious national Award was presented to Minco Silver by Mr. Wang Min, the Vice Minister of MOLAR on November 12, 2008.

Results of Operations

The Company's development and exploration costs represent expenditures undertaken to support the Company's strategic objectives on their properties. In 2008, the Company changed its accounting policy related to the accounting treatment accorded to costs incurred for the development of mineral properties, determined to no longer to be in the exploration stage.

In the year ended December 31, 2008, the Company incurred a total of $5.3 million on development (including $1.1 million for the feasibility study on the Fuwan Silver Deposit) and $1.8 million on exploration (2007 - $4.8 million for exploration costs).

The following table summarizes the results of operations for the full year and quarter ended December 31, 2008 and December 31, 2007.

2

Statement of Operations and Loss	Three months ended Dec 31,		Twelve months ended Dec 31,

	2008	2007	2008	2007

Exploration costs	521,314	2,277,715	1,814,641	4,783,545
Administrative expenses	896,967	1,264,082	2,809,596	3,495,038
Foreign Exchange	(1,528,415)	(223,947)	(1,440,314)	(233,629)
Operating gain (loss)	110,134	(3,317,850)	(3,183,923)	(8,044,954)

Other Income (loss)
Interest and sundry income	479,308	188,110	888,785	769,837

Net income (loss) for the period	369,174	(3,129,740)	(2,295,138)	(7,275,117)
Basic and diluted gain loss per share	0.01	(0.10)	(0.07)	(0.23)
Weighted average number of shares
outstanding	32,118,490	31,134,451	31,647,577	31,054,523

The following is a summary of exploration costs expensed/incurred:

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting
fees	$84,563	$44,783	$18,268	$84,709	$291,322	$96,928	$127,693	$119,484

Drilling	303,144	97,715	126,956	627,146	1,266,979	310,183	1,016,131	269,397
Labour costs	43,012	24,887	4,985	40,196	149,304	55,120	41,155	31,759
Exploration
costs	90,595	130,376	42,952	50,354	570,110	219,836	194,150	23,994

	$521,314	$297,761	$193,161	$802,405	$2,277,715	$682,067	$1,379,129	$444,634

The following is a summary of development costs capitalized/incurred for the Fuwan Silver Property during the year ended December 31, 2008:

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting
fees	$248,859	$117,186	$114,385	$262,052	$-	$-	$-	$-
Drilling	390,220	168,372	554,765	624,682	-	-	-	-
Labour costs
	18,151	40,662	107,492	63,006	-	-	-	-
Feasibility
study (IFS)	1,113,032	-	-	-	-	-	-	-
Stock based
compensation	76,954	61,165	104,157	117,810	-	-	-	-
Other
development
costs	430,266	283,162	355,165	42,555	-	-	-	-

	$2,277,482	$670,547	$1,235,964	$1,110,105	$-	$-	$-	$-

3

The following table summarizes selected financial information for the eight most recently completed quarters.

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest &
sundry income	$462,273	$147,329	$151,925	$127,258	$188,110	$203,236	$176,094	$202,397
Net
income/(loss)*	$369,174	(279,095)	(1,254,102)	(1,131,115)	$(3,129,741)	$(1,077,074)	$(1,943,492)	$(1,124,811)
Net
income/(loss)
per share
basic and
diluted	$0.01	(0.01)	(0.04)	(0.04)	$(0.10)	$(0.03)	$(0.06)	$(0.04)

* During the year ended December 31, 2008, the Company retrospectively changed its accounting policy to provide more appropriate reflection as to when the Company has completed the exploration phase on a given property and has identified a mineral deposit that the Company intends to develop through to production. From such time forward, mineral property development costs will be capitalized as mineral interests on the Company's balance sheet, and subject to the Company's existing policies related to impairment assessment and analysis. .*The first three quarters of 2008 (2008-Q1, Q2, Q3) have been restated to give the effect of the new accounting policy and the operating results have been restated in the table above.

During the periods presented, the Company had no discontinued operations or extraordinary items. The fluctuations in the quarterly losses are in direct relation to the drilling activities on the two properties (Fuwan Silver Deposit and regional exploration). There have been other activities related to the Fuwan Silver Deposit which have affected these balances (the additional work to support the IFS) and the environmental impact study which were both started during 2008 and both continuing as at the date of this MD&A. In comparison to 2007, the effect of the new accounting policy on expenditures associated with the Fuwan Silver Deposit is that $5.3 million of qualifying expenditures have been capitalized in 2008 (2007 - $nil, as there were no properties that would have qualified for capitalization in 2007).

Administrative Expenses

The Company's administrative expenses include overhead associated with administering and financing the Company's development and exploration activities. The Company maintains a field office in GaoMing County, China and an office in Vancouver, Canada. For the year ended December 31, 2008, after adjusting for foreign exchange gain of $1.4 million (2007 - $0.2 million) the Company spent a total of $2.8 million on administrative expenses (2007 - $3.5 million). The Company shares its Vancouver and Beijing offices with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

•
In 2008, the Company granted 1,132,500 stock options to its directors, officers, employees and consultants at the price range from $0.46 to $4.05 per share. The Company recorded $1.1 million of stock based compensation expense in 2008 (2007 - $1.7 million) and capitalized $0.3 million to the Fuwan project.

•	Consulting fees increased to $145,219 (2007 - $66,695) as the Company contracted for "in-house" legal counsel and CFO advisory services.

•	Property Investigation decreased to $40,016 (2007 - $104,445) as the Company concentrated on the Fuwan Silver Deposit and surrounding regional area.

•
Salaries and benefits decreases to $253,829 (2007 - $386,792) as the Company allocated staff and capitalized these costs to Mineral interests for the Fuwan silver project and replaced departed full time employees with contractors.

•
For the year ended December 31, 2008, the Company had a foreign exchange gain of $1.4 million (2007 - $0.2 million) due to the US$5.0 million loan to Sterling ($1.0 million) and a translation gain from expenses incurred in RMB and US dollars ($0.4 million)

4

Interest and Sundry Income

To date the Company has not earned revenue from operations other than interest income earned on short-term investments and the Sterling loan. In 2008, interest and sundry income was $888,785 (2007 - $769,837). The increase is due to the terms of the Sterling loan balance (interest $393,659) and expenses/penalties $263,409) off set by lower interest income than that of the prior year further to a reduction in short term investments as the Company used cash for the Sterling loan and supported its exploration, development and administrative activities.

As at December 31, 2008, short-term investments comprised cashable guaranteed investment certificates; bankers' acceptance and corporate term notes. The yields on these investments were 1.50% to 4.55%.

As at December 31, 2007, short-term investments comprised cashable guaranteed investment certificates, commercial paper, provincial bonds, bankers' acceptances and a corporate bond. The yields on these investments were 3.75% to 6.75%.

Financial Position

The Company's total assets have decreased to $17.7 million (2007 - $19.3 million). The net decrease in total assets is due to the utilization of cash generated through exercised options and the short term investment used in development, exploration and administrative activities ($5.0 million) and the Sterling Loan ($5.1 million (US$5.0 million)).

Properties

The Company's principal property is the Fuwan Silver Deposit located in Guangdong Province, China. The Company's objective is to develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will continue to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

In 2005, the Company received three reconnaissance survey exploration permits (exploration licenses) which are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Silver Property. The report entitled "Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China" ("The Technical Report and Resource Estimate") dated November 3, 2005 is available on SEDAR at www.sedar.com. The report was updated on September 25, 2006 and amended and revised on November 2, 2006 and these are also available at www.sedar.com. The Technical Report and Resource Estimate was updated on April 15, 2007 and December 11, 2007 and both updates are also available at www.sedar.com.

A Preliminary Economic Assessment ("PEA") was completed and released on October 22, 2007. The positive PEA report was prepared by SRK Consulting Inc. and is available at www.sedar.com.

Drilling Programs

In 2008 the Company completed the Phase 6 drilling program on the Fuwan Silver Deposit, thus completing the program that was started previously (in 2007, the Company completed the Phase 3 drilling program; initiated and completed the Phase 4 and 5 programs as well as a hydro geological drilling program). The 2008 programs are described below in more detail:

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Phase 6 drilling program the Phase 6 program primarily consisted of step-out drilling designed to expand the resource. 89 drill holes for a total of 25,497 meters have been completed (these numbers include 2 condemnation drill holes). The program is to further test the silver mineralization within the Fuwan property and attempt to extend the known mineralization to the southwest and southeast respectively. Step-out drilling is also planned to potentially further extend the known mineralization down-dip and along strike of the Fuwan trend. Drill spacing for the Phase 6 program varies from 40 x 80 meters to 160 x 160 meters.

Condemnation drilling program this program is a part of the Phase 6 drilling program. It was initiated in 2008; two drill holes for a total of 571 meters were completed. Condemnation drilling is planned for the proposed mill site from the Conceptual Site Layout prepared by SRK Consulting. This area will be tested for mineralization and major structures, and will provide data for future mill design considerations. The two drill holes completed to date did not reveal any mineralization within the tested area.

Feasibility Study metallurgical drilling program the purpose of this program was to take coarse material for abrasion tests from intersections which are typical for the main mineralized zones of the deposit. Two PQ size drill holes have been completed for a total of 445 metres.

Regional exploration program the program is designed to test the major drilling targets on the extension of the Fuwan Silver Trend which were generated on the basis of all historical data and results of the ground magnetic and IP surveys completed in the second quarter of 2008. Eighteen holes totaling 5,003 metres have been completed to date.

Feasibility Study verification drilling program this program is designed to verify existing geologic interpretation and confirm continuity of mineralized zones in the NE initial mining area. The program was proposed by Wardrop Engineering as a part of the IFS on the Fuwan Silver property. Five drill holes for a total of 1,007 meters were completed in September 2008.

The 2007 drilling programs which were completed:

•	Phase 3 drilling program 6 drill holes for a total of 1,352 meters.
•	Phase 4 drilling program 41 drill holes for a total of 10,776 meters.
•	Phase 5 drilling program 23 drill holes for a total of 5,469 meters.
•	Hydrogeological drilling program 11 drill holes for a total of 2,741 meters.
•	Verification drilling program 6 drill holes for a total of 1,871 meters.

As of the date of this MD&A, the Company has completed a drilling program that includes 260 drill holes for a total of 69,074 meters over both the Fuwan Silver Deposit and the surrounding regional area. In 2008, the Company completed a drilling program of 89 holes (68 holes in the Fuwan Silver Deposit and 18 holes in the surrounding regional area) for a total of 25,497 metres.

The assay results from the Phase 3, Phase 4, Phase 5 and Phase 6 drilling programs can be reviewed on the Company's website at www.mincosilver.ca or at www.sedar.com.

Resource Estimates

On May 12, 2008, the Company updated the resource estimate for the Fuwan Silver Deposit taking into consideration the Phases 1 to 6 drilling programs including the drilling activity in the Changkeng license area. This resource update has upgraded the indicated resource by 31 ounces of silver to 16.0 million tonnes containing 93.5 million ounces of silver from 11.9 million tonnes containing 71.6 million ounces of silver. The total indicated silver resource is reported to be 93.5 million ounces and the total inferred silver resource is 63.3 million ounces for an overall increase of 10 ounces of silver of 13.8 million ounces of silver. The purpose of this resource estimate was to expand the indicated resources for inclusion in the ongoing IFS on the Fuwan Silver property

1.	Expand the overall Fuwan Silver Deposit resource base
2.	Estimate silver resources that reflect Minco Silver's current exploration permit holdings.
3.	Estimate silver resources on Minco Silver's 51% interest in the adjoining Changkeng license area.

6

Diamond drill data from a total of 422 holes was used for the resource calculation. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. These recent drilling programs were designed primarily for the upgrading of inferred resources to the indicated classification. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate prepared on the Fuwan Silver Deposit includes Au, Pb and Zn credits and is reported as an Indicated Resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11.2 million tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources residing on the Changkeng and Fuwan properties are shown in the following table.

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb	Zn
					(%)	(%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated**	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred ***	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred2	11,290,000	174	63,283,000	0.26	0.27	0.73

** The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.

*** The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using the April 2008, 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cutoff grade of 40 g/t Ag.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.

International Feasibility Study ("IFS")

Wardrop was retained in April of 2008 to conduct the IFS using the resource update released in May of 2008. Significant progress has been made to date and mine planning and process engineering are well advanced. Currently, the process flow sheet and metallurgical test work are nearing completion and surface infrastructure sites are being finalized. Mine planning, surface layout, and development and production schedules are progressing well.

Additional metallurgical tests to optimise the initial work completed for the Preliminary Economic Assessment in October of 2007 were also initiated. Minco Silver received a comprehensive metallurgical report on Fuwan samples from the Beijing General Research Institute of Mining & Metallurgy. The results confirmed initial work carried out by Process Research Associates with overall recoveries of silver, using conventional flotation, reported as above 96%. Recoveries for lead and zinc were above 95%.

7

Environmental Impact Assessment

Environmental aspects of the feasibility study are being compiled by Environmental Resources Management ("ERM"), one of the world's leading providers of environmental consulting services, and will be prepared in accordance with International Finance Corporation and World Bank standards. To satisfy Chinese regulatory requirements, Guangdong Nuclear Design Institute ("GNDI") has been contracted to complete the Chinese environmental impact assessment which is nearing completion. GNDI is working closely with ERM to cover all necessary aspects for national and international environmental acceptance.

Permitting

The Company has made solid progress in permitting on the Fuwan Silver Deposit during 2008. Reports completed and in progress are summarized below:

The Exploration Report on the Fuwan Silver Deposit has been accepted and approved by the Ministry of Land and Resources ("MOLAR") in Beijing.

The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.

The reserve/resource has been registered and received approval from Guangdong Bureau of Land and Resources and MOLAR in Beijing.

The mining area application was approved by Gaoming county, Foshan district, and the Guangdong provincial government. MOLAR's approval is pending.

The Soil and Water Conservation Plan is nearing completion.

The Safety Assessment and Geological Hazard Assessment are well advanced.

The Land Usage application is being prepared for submission.

Additionally, the Gaoming county government granted official approval for the development of the project. Upon completion and approval of all required reports, the application for the mining permit will be filed with MOLAR in Beijing.

Liquidity and Capital Resources

The Company does not generate revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, permitting and administrative activities. The Company has enough cash to complete the feasibility study and environmental impact assessment for the Fuwan Silver Deposit. Upon completion of the feasibility study, the Company will need to raise additional financing to support the continued development and construction of the mine and related facilities. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing for the project.

Cash Flow

Operating Activities

In 2008, the Company used $3.4 million cash to support operating activities (2007 - $6.2 million). The decrease in the operational use of cash is due to the Company changing its accounting policy on capitalizing certain costs to Mineral interests during 2008 amounting to $4.7 million (2007 - $nil).

Financing Activities
In 2008, the Company generated $2.9 million from the exercise of warrants and options (2007 - $0.3 million)

8

During the 12-month period year ended December 31, 2008, the Company used $3.4 million to pay Minco Mining (China) Corporation ("Minco China") (2007 - $2.3 million due to Minco China) and received $1.9 million from Minco Gold.

Investing Activities

In 2008, the Company used $0.01 million in investing activities (2007 - cash generated of $5.9 million) through the investment in and progress made on the Fuwan Silver property ($4.7 million), and advancing funds under the Sterling Loan ($5.8 million) supported by the reduction in short term investments ($10.5 million).

Available Resources

The Company's cash and short-term investment balance as at December 31, 2008 amounted to $4.9 million, which is sufficient to fund the Company's activities for the IFS and environmental impact assessment for the Fuwan Silver Deposit. Upon the completion of the bankable feasibility study the Company will require additional funds to develop the mine and mill for the Fuwan Silver Deposit. The Company believes that it will be able to raise the additional capital when required, but there are not guarantees that with the current global market conditions that the Company will be able to do so.

Loan Receivable from Sterling Mining Company ("Sterling")

On July 22, 2008 the Company announced that Minco Silver executed a Letter of Intent with Sterling to acquire 100% of the issued and outstanding common shares of Sterling, at a ratio of 0.51 of a Minco Silver share for each one of Sterling's shares, based upon Minco Silver's July 21, 2008 closing price.

The offer valued Sterling at US $62.3 million. The Company also extended a line of credit in the amount of US$15.0 million ("the facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses. It was a term of the facility that any and all subsequent advances be conditional upon the successful completion of an extended due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

To secure the US$5.0 million advance (plus interest and fees); Minco Silver and Sterling executed the following:

(a) Secured Promissory Note to secure and evidence the US $5.0 million advance in which Sterling promises to pay to the order of the Company;
(b)
an All Assets Security Agreement and a Mortgage, Assignment of Leases and Rents Security Agreement and Fixture Filing in which Sterling agreed to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Lease; and

(c) an Assignment and Assumption Agreement in which Sterling assigns the Sunshine Mine under Lease to the Company.

The US$5.0 million advance is secured by a perfected secured interest in all of Sterling's, now or future personal and real property, including all mineral leases, rents and mortgages.

The Company's perfected secured interest is seconded to a previous loan in the amount of US$1.4 million whereby another security creditor has first priority over this amount.

The Company also has a perfected secured interest in the lease of Sterling's main asset, the Sunshine mine.

Since Minco Silver terminated its obligation to Sterling, Sterling has:
1. Ceased mining operations
2. Delisted from the Toronto Stock Exchange and
3. Laid off its work force.

9

Subsequent to year end, on February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appointing a receiver. On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho. Management believes that we will collect 100% of the balances claimed and recorded in our financial statements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2009, Minco Silver will focus its resources on advancing the Fuwan Silver Deposit and work diligently to complete the IFS and obtain the required permitting to bring the property to production.

Given the current economic downturn, the Company has implemented a number of cost-saving measures to preserve its cash. The Company has suspended the regional exploration program until market conditions improve. Additional cost-saving measures include a reduction in non-essential personnel and streamlining of office space.

Outstanding Share Data

At the date of this MD&A, March 31, 2009, the Company has 32,118,490 common shares and 4,799,834 stock options, for a total of 36,918,324 fully diluted common shares outstanding.

During the year ended December 31, 2008, the Company received proceeds of $2.6 million on the exercise of share purchase warrants and $0.4 million from the exercise of options. At December 31, 2008 the Company has no share purchase warrants outstanding (2007 2,875,000) and 4,149,834 options outstanding (2007 3,905,668).

Commitments and Contingencies

(a) The Company has commitments in respect of office leases requiring minimum payments of $0.6 million, as follows:

Commitments
2009	$102,697
2010	99,069
2011	97,642
2012	96,074
2013	96,608
2014	96,608

$588,698

(b)
The Company has committed to the completion of an IFS for the Fuwan Silver Deposit. The total estimated cost for completing the IFS is $0.5 million. The IFS is expected to be completed within the next six months.

(c)	The Company has committed in respect of the mine design contract requiring payments of RMB 8 million (approximately $1.4 million).

(d)	The Company has commitments to complete the registered capital investment of RMB 30 million into Fushan Minco by April 23, 2010.

10

Contingencies

The Company's interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold's right to earn up to a 51% interest in the Changkeng Property's silver mineralization pursuant to the Preliminary Changkeng Joint Venture ("JV") Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004. On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation ("Mingzhong"). Mingzhong received its business license on March 30, 2007. The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2009 and Mingzhong received approval for the transfer of the exploration permit from its original owners at the beginning of 2008. The Company's interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

Transactions with Related Parties

(a) Accounts receivable at December 31, 2008 include $nil (2007 $1.9 million) due from Minco Gold.

(b)
Due to Minco China at December 31, 2008 was $0.9 million (2007 $4.6 million), used for expenditures on the Fuwan Property, new silver projects' investigation, and shared office expenses in Minco China. Due to Minco China by FoShan Minco at December 31, 2008 was $0.1 million (2007 - $nil). The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured, non-interest bearing and payable on demand.

(c)
Due from Minco Gold at December 31, 2008 was $306,476 (2007 - $nil) in respect to shared services (rents, staff costs and expenses) in Canada. The amount due from Minco Gold, is unsecured, non-interest bearing and payable on demand.

(d)
The Company paid consulting fees of $407,231 (2007 $177,187) to companies controlled by the CEO, COO and Vice President of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company paid director's fees of $55,250 to three independent directors (2007 - $56,833).

(e)
The Company paid or accrued $78,122 (2007 $67,141) in respect of rent, $249,589 (2007 $237,179) in respect of exploration costs, and $778,833 (2007 $732,441) in respect of shared office expenses to Minco Gold.

(f)
The Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company. . The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

11

The Company is required to make estimates of future production costs, future silver commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is testing its resources and extended determination of silver reserves which requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future silver prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of silver and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operations other than the loan receivable from Sterling which is discussed under Note 5 of the December 31, 2008 consolidated financial statements.

Changes in Accounting Policies

The Company's significant accounting policies are described in Note 3 of the audited consolidated financial statements. There has been a change to the Company's accounting policies in the current year. The policy that has had a significant impact on the reported balances as at December 31, 2008 was the change in accounting policy for Mineral Interests. During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral interest expenditures. The Company now capitalizes costs identified as associated with the development stage, in 2008, the amount capitalized was $5.3 million (2007 - $nil).

The Company believes that this change in accounting policy will provide the reader of the financial statements with more relevant information. The Mineral interest asset signifies that the Company has completed the exploration phase on the property and has identified a mineral deposit that the Company intends to develop through to production.

Business Environment and Risks

The Company's operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

(i) Cash In order to manage credit and liquidity risk (the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2008 the balance of $1.2 million was placed with three institutions. The fair value is equal to the carrying value.

(ii) Short term investments are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2008, these totalled $3.7 million and were placed with one institution. The yields on these investments were 2.50% to 4.55%. The fair value is equal to the carrying value.

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(iii) Loan Receivable see note 5. The yield on this loan balance is 10%. At year end, repayment date of Loan Receivable is indeterminable. The fair value approximates carrying value.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

Liquidity risk Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2008, the Company has positive working capital of approximately $3.4 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require additional funds in the future to complete its plans for the Fuwan Silver Deposit. The Company considers the following financial liabilities to be exposed to financial risk:

(i) Accounts payable and accrued liabilities These balances are all current and non-interest bearing and the fair value is equal to carrying value.

(ii) Due to Minco China see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

(iii) Due to Minco Gold see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

Currency/Foreign exchange risk The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations. A 1% fluctuation in the exchange rate between US dollar and the Canadian dollar will have a $64,577 effect on the financial results. The Company has not hedged its foreign exchange exposure.

Interest rate risk The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and cash equivalents, short-term investments and loans, entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and cash equivalents and short term investments are invested in high grade, highly liquid instruments and as such the Company manages its exposure to potential interest rate fluctuations to short term. The Company has no interest bearing debt. The Company has not hedged its interest rate position.

The Company's ability to raise capital to fund development and exploration activities is subject to the fluctuations in the market price of silver. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing.

13

Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

Initial Adoption of Accounting Policies

On January 1, 2008, the Company adopted six new standards that were issued by the Canadian Institute of Chartered Accountants.

Handbook Section 1400, General Standards of Financial Statement Disclosure ("Section 1400"), Handbook Section 1506, Accounting Changes ("Section 1506"), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

(i) General Standards of Financial Statement Disclosure - Section 1400 Section 1400, General Standards of Financial Statement Disclosure establishes standards for assessing a company's ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company's disclosure reflects such assessment and discussion (see Note 1).

(ii) Accounting Changes Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section has had an impact on the financial position or results of operations for the year ended December 31, 2008. (See Note 2 to the consolidated financial statements.)

(iii) Capital disclosures Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity's capital, including (i) an entity's objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

(iv) Financial instruments Sections 3862 and 3863

Section 3862, Financial Instruments Disclosures and Section 3863, Financial Instruments Presentation replace Section 3861 Financial Instruments Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

(v) Inventories Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

14

Recent Accounting Pronouncements

(i) Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be completed by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual audited financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii) Goodwill and Intangibles Section 3064

The CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company's annual and interim audited financial statements beginning December 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its audited financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

(iv) EIC-173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of the EIC and will adopt prospectively.

(v) EIC 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company has adopted the EIC-174,

Internal Controls over Financial Reporting

There has been no significant change in the Company's internal control over financial reporting during the year 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

15

Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company's assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the "hands-on" involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management's evaluation of the effectiveness of internal controls identified some deficiencies in the financial reporting process as of December 31, 2008. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company's standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company did have some financial reporting weaknesses which have impacted its ability to maintain effective internal control over financial reporting throughout the year ended December 31, 2008 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first quarter 2009, with the expected redesigned process being implemented though the third quarter of 2009. The financial reporting team is being strengthened with the contracting and hiring of technically competent staff.

Subsequent Events

Sterling Loan

Subsequent to year end, on February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appointing a receiver. On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho.

Effective January 22, 2009, the Company granted options over 650,000 common shares to various employees, directors, and contractors at an exercise price of $1.05 that vest over a three year period from the issue date and expire in January 2014.

16

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of Silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Ken Cai
April 1, 2009

17

MINCO SILVER CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Silver Corporation and its subsidiaries ("Minco Silver" or "the Company") is for the year ended December 31, 2009 compared with the year ended December 31, 2008. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's functional and reporting currency is the Canadian dollar. This MD&A is current to March 23, 2010 and should also be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com ("SEDAR").

Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Refer to Note 2 of the December 31, 2009 and 2008 audited consolidated financial statements respectively for disclosure of the Company's significant accounting policies.

Company Overview

Minco Silver (TSX: MSV) was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver is engaged in the acquisition, exploration and development of silver dominant mineral properties. The Company currently has 100% interest in Foshan Minco subject to 10% net profit interest in Foshan Minco held by Guangdong Geological Bureau ("GGB") in the Fuwan Silver Deposit, situated along the northeast margin of the highly prospective Fuwan Silver Belt in Guangdong Province, Peoples' Republic of China ("China").

At the date of this MD&A, Minco Gold (formerly Minco Mining & Metals Corporation) owns 32.01% of the outstanding shares of the Company.

Highlights for the year ended December 31, 2009

For the year ended December 31, 2009; the Company:
1.
Recorded a net loss of $4.2 million (loss $0.13 per share) compared to a loss of $2.3 million (loss $0.07 per share) for2008 due to the payment incurred for Changkeng Silver Mineralization. The Company capitalizes development costs identified as associated with the development stage. In 2009, the amount capitalized was $3.7 million (2008 - $5.3 million). The cumulative capitalized development as of December 31, 2009 was $9 million.

2.
In April, the application of the Mining Area Permit for the Fuwan Silver project was approved by the Ministry of Land and Resources ("MOLAR") in Beijing and will be held for up to 3 years while preparations for the Mining License Application are made. The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits for the Fuwan deposit and restricts the use of this land to mining activities only.

Minco Silver continues to make significant progress on additional reports required for the Mining License Application. The Company recently concluded the environmental baseline studies enabling the completion of the Chinese Regulatory Environmental Impact Assessment. This regulatory EIA was generated by Guangdong Nuclear Design Institute("GDNI") and will be submitted to the Guangdong Provincial Environmental Administration in the near term. The report identifies the ecological and physical environmental impacts of the proposed mining operation.

China Nerin Engineering Co., Ltd. ("NERIN") is progressing well on the Mineral Resources Development and Utilization Plan. This report outlines the mining and processing methods and is based on already approved Exploration Report and Chinese Preliminary Feasibility Study. Once completed, the report will be submitted to MOLAR in Beijing for review and approval.

Minco Silver has advanced the Bankable Feasibility Study ("BFS") to the point where all planned surface infrastructure sites have been finalized including milling facilities, access road, waste rock storage and tailing impoundment.

1

The Land Use Permit for its Fuwan Silver project was received by Foshan Minco as at this MDA date. The Land Use Permit is a critical step to secure the mining license. It consists of surveying, rezoning and obtaining the quota for proposed surface areas required for the mine surface infrastructure. The approved Land Use Permit, covering 28.9871 hectares (ha), includes all the areas proposed in the International Feasibility Study for the industrial site, waste rock dump, tailing reservoir, and explosive storage warehouse.

The Company is also well advanced on the Geological Hazard Assessment which identifies potential geographic and physical hazards that may pose safety issues to operations including local and regional seismic activity and any significant geo-technical aspects of the proposed mining operation.

In September, the Company received positive results of the International Feasibility Study ("Study") for the Fuwan Silver conducted by Wardrop Engineering Inc. ("Wardrop") See International Feasibility Study below.

3.
In February, the Company filed an action to foreclose on Sterling Mining Company ("Sterling") in the District Court of the First Judicial District of the State of Idaho for the County of Shoshone. The Company extended a US$5 million loan to Sterling at an annual simple interest rate of 10% pursuant to the Credit Facility Agreement the parties entered into, announced on July 22, 2008. The loan was advanced to Sterling to meet general working capital and operating expenses of the Sunshine Mine. The loan was secured by all assets including all the personal and real property of Sterling, including the Sunshine Mining Lease. The Company was granted a temporary restraining order restraining Sterling, its officers, directors, agents and employees from removing, selling, destroying, disposing of or concealing collateral consisting of all of the real personal property assets of the business known as Sterling Mining Company.

On March 4, 2009, Sterling filed in the US Bankruptcy Court District of Idaho a Chapter 11 bankruptcy petition

In June, the Court found that the Lease to the Sunshine Mine was not terminated and can be assumed and cured by Sterling.

In August, the Court held that possession of Sunshine Mine was to remain in the hands of Sterling. The Company continues to work with Sterling regarding ongoing care and maintenance of the Sunshine Mine.

4.
In October, the Company successfully closed a private placement of 8,175,179 Units at a price of $1.70 per Unit for gross proceeds of $13,897,804. Each Unit consisted of 1 common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share in the capital of the Company at an exercise price of $2.15 for a period of 12 months from the closing of the private placement.

Results of Operations

The Company's development and exploration costs represent expenditures undertaken to support the Company's strategic objectives on their properties. In the year ended December 31, 2009, the Company incurred a total of $3.7 million on development (2008 - $5.3 million).

The following table summarizes the results of operations for three years and quarter ended December 31, 2009, December 31, 2008 and December 31, 2007.

2

Statement of Operations and Loss	Year ended December 31
	2009	2008	2007
Exploration costs	$1,413,008	$1,814,641	$4,783,545
Administrative expenses	2,133,487	2,809,596	3,495,038
Foreign exchange (gain) loss	1,141,070	(1,440,314)	(233,629)
Operating loss	4,687,565	3,183,923	8,044,954
Other loss	6,073	-	19,352
Interest and sundry income	92,505	888,785	789,189
Loss before income tax recovery	4,601,133	2,295,138	-
Income tax recovery	354,735	-	-
Net loss for the year	$4,246,398	$2,295,138	$7,275,117
Basic and diluted gain (loss) per share	$(0.13)	$(0.07)	$(0.23)
Weighted average number of shares outstanding	33,855,997	31,767,488	31,054,523

The following table summarizes selected financial information for the eight most recently completed quarters.

		2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Exploration costs	$-	$1,205,298	$-	$207,710	$521,314	$414,361	$295,249	$583,717
Administrative expenses	710,228	478,596	483,130	461,533	1,304,971	475,485	203,103	826,037
Foreign exchange (gain) loss	296,208	446,852	550,056	(152,046)	(1,173,257)	(673,351)	557,675	(151,381)
Operating loss	1,006,436	2,130,746	1,033,186	517,197	653,028	216,495	1,056,027	1,258,373
Other (gain) loss	100,023	(110)	6,338	-	-	(17,035)	1,597	(1,597)
Interest and sundry income	-	562	3,043	189,078	462,273	130,294	153,522	125,661
Loss before income tax
recovery	1,106,459	2,130,074	1,036,481	328,119	190,755	69,166	904,102	1,131,115
Income tax recovery	69,291	285,444	-	-	-	-	-	-

Net loss for the period	$1,037,168	$1,844,630	$1,036,481	$328,119	$173,720	$69,166	$904,102	$1,131,115
Basic and diluted loss per share	$0.03	$0.06	$0.03	$0.01	$0.00	$0.00	$0.03	$0.04

Weighted average number of shares outstanding	38,727,432	32,298,490	32,204,204	32,118,490	31,767,488	31,767,488	31,656,828	31,162,238

The following is a summary of exploration costs expensed/incurred:

		2009					2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting fees	$-	$-	$-	$-	$84,563	$44,783	$18,268	$84,709
Exploration permit	-	1,205,298	-	-	-	-	-	-
Drilling	-	-	-	207,710	303,144	97,715	126,956	627,146
Labour costs	-	-	-	-	43,012	24,887	4,985	40,196
Exploration	-	-	-	-	90,595	130,376	42,952	50,354
	$-	$1,205,298	$-	$207,710	$521,314	$297,761	$193,161	$802,405

3

The following is a summary of development costs capitalized/incurred for the Fuwan Silver Property during the year en December 31, 2009:

		2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting fees	$119,415	$125,002	$143,907	$136,343	$248,859	$117,186	$114,385	$262,052
Drilling	12,821	27,141	39,816	441	390,220	168,372	554,765	624,682
Labour costs	112,153	97,017	108,643	130,244	18,151	40,662	107,492	63,006
Feasibility
study (IFS)	178,692	165,592	142,472	280,739	1,113,032	-	-	-
Stock based
compensation	251,790	163,990	171,509	116,832	76,954	61,165	104,157	117,810
Other
development costs	371,704	414,979	131,578	263,984	430,266	283,162	355,165	42,555
	$1,046,575	$993,721	$737,925	$928,583	$2,277,482	$670,547	$1,235,964	$1,110,105

During the periods presented, the Company had no discontinued operations or extraordinary items.

For the Three Months Ended December 31, 2009 and 2008

For the three months ended December 31, 2009, after adjusting for foreign exchange loss of $0.3 million (2008 - gain of $1.2 million) the Company spent a total of $0.7 million on administrative expenses (2008 - $0.4 million). The Company shares its Vancouver and Beijing offices with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

•	Investor relations expenses was $0.14 million (2008 - $0.05 million). The increase was mainly due to the financing activities in the 4th quarter of 2009.
•	Salaries and benefits were $0.09 million (2008 - $0.02 million). The increase was mainly due to increase in bonuses for certain employees.

For the three months ended December 31, 2009, the Company had a foreign exchange loss of $0.3 million (2008 - gain of $1.2 million) due to the US$5.0 million loan to Sterling ($8.0 million) and a translation loss from expenses incurred in RMB and US dollars ($0.4 million)

Administrative Expenses

For the Years Ended December 31, 2009 and 2008

The Company's administrative expenses include overhead associated with administering and financing the Company's development and exploration activities. The Company maintains a field office in Gaoming County, China Beijing and an office in Vancouver, Canada. For the year ended December 31, 2009, after adjusting for foreign exchange loss of $1.1 million (2008 - gain of $1.4 million) the Company spent a total of $2.1 million on administrative expenses (2008 - $2.8 million).

•
In 2009, the Company granted 1,110,000 stock options to its directors, officers, employees and consultants with a weighted average exercise price of $1.40 per share. The Company recorded $0.5 million of stock based compensation expense in 2009 (2008 - $1.1 million) and capitalized $0.7 million (2008 - $0.3 million) to the Fuwan project.

•	Consulting fees were $0.18 million (2008 - $0.15 million) as the Company contracted for "in-house" legal counsel and certain other advisory services.

•	Accounting fees were $0.17 million (2008 - $0.08 million). The increase were mainly due to the under accrual of 2008 audit fee that was expensed in the year of 2009.

•	Investor relations were $0.32 million (2008 - $0.55 million). The decrease was due to more focus and targeted activities and financing efforts during the year.

•	Property Investigation was $NIL (2008 - $0.04 million) as the Company concentrated on the Fuwan Silver Deposit and surrounding regional area.

•	Field office expenses were $0.2 million (2008 - $0.12 million). The increase was mainly due to increased personnel in the Company's China and Canadian offices.

4

For the year ended December 31, 2009, the Company had a foreign exchange loss of $1.1 million (2008 - gain of $1.4 million) due to the US$5.0 million loan to Sterling ($1.0 million) and a translation loss from expenses incurred in RMB and US dollars ($0.4 million)

For the Years Ended December 31, 2008 and 2007

The Company's administrative expenses include overhead associated with administering and financing the Company's development and exploration activities. The Company maintains a field office in GaoMing County, China and an office in Vancouver, Canada. For the year ended December 31, 2008, after adjusting for foreign exchange gain of $1.4 million (2007 - $0.2 million) the Company spent a total of $2.8 million on administrative expenses (2007 - $3.5 million). The Company shares its Vancouver and Beijing offices with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

•
In 2008, the Company granted 1,132,500 stock options to its directors, officers, employees and consultants at the price range from $0.46 to $4.05 per share. The Company recorded $1.1 million of stock-based compensation expense in 2008 (2007 - $1.7 million) and capitalized $0.3 million to the Fuwan project.

•	Consulting fees increased to $0.15 million (2007 - $0.7 million) as the Company contracted for "in-house" legal counsel and CFO advisory services.

•	Property Investigation decreased to $0.04 million (2007 - $0.1 million) as the Company concentrated on the Fuwan Silver Deposit and surrounding regional area.

•
Salaries and benefits decreases to $0.25 million (2007 - $0.4 million) as the Company allocated staff and capitalized these costs to Mineral interests for the Fuwan silver project and replaced departed full time employees with contractors.

•
For the year ended December 31, 2008, the Company had a foreign exchange gain of $1.4 million (2007 - $0.2 million) due to the US$5.0 million loan to Sterling ($1.0 million) and a translation gain from expenses incurred in RMB and US dollars ($0.4 million)

For the year ended December 31, 2008, the Company had a foreign exchange gain of $1.4 million (2007 - gain of $0.2 million) due to translation gains from expenses incurred in RMB and US dollars.

Interest and Sundry Income
To date the Company has not earned revenue from operations other than interest income earned on cash and cash equivalents, short-term investments and the Sterling loan. In 2009, interest and sundry income was $0.1 million (2008 - $0 million). In 2008, the Company earned interest income of $0.4 million from the loan receivable from Sterling. Since January 2009, no interest income has been earned due to the financial condition of Sterling. See Loan Receivable from Sterling Mining Company.

As at December 31, 2009, short-term investments comprised cashable guaranteed investment certificates; with a yield ranging from 0.65% to 0.80%. As at December 31, 2008, short-term investments comprised cashable guaranteed investment certificates with a yield ranging from 1.5% to 4.55%.

As at December 31, 2007, short-term investments comprised cashable guaranteed investment certificates with a yield ranging from 3.8% to 4.35%.

Financial Position

The Company's total assets have increased to $29 million (2008 - $17.7 million). The net increase in total assets is due to the increase in investment in short-term investments in anticipation of development of the Fuwan Silver Deposit, additional development cost capitalized in mineral properties and of the additional advances made to Sterling.

Properties

The Company's principal property is the Fuwan Silver Deposit located in Guangdong Province, China. The Company's objective is to develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will continue to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

5

In 2005, the Company received three reconnaissance survey exploration permits (exploration licenses) which are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Silver Property. The report entitled "Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China" ("The Technical Report and Resource Estimate") dated November 3, 2005.The report was updated on September 25, 2006 and amended and revised on November 2, 2006. The Technical Report and Resource Estimate was updated on April 15, 2007 and December 11, 2007. A Preliminary Economic Assessment ("PEA") was completed and released on October 22, 2007. The positive PEA report was prepared by SRK Consulting Inc.. Wardrop Engineering Inc., a Vancouver, British Columbia based engineering and technical consulting company, was retained by the Company to prepare an updated "Feasibility Study Technical Report" dated September 1, 2009. All of the above reports are available at www.sedar.com.

Drilling Programs

In 2008 the Company completed the Phase 6 drilling program on the Fuwan Silver Deposit, thus completing the program that was started previously (in 2007, the Company completed the Phase 3 drilling program; initiated and completed the Phase 4 and 5 programs as well as a hydro geological drilling program). The 2008 programs are described below in more detail:

•
Phase 6 drilling program - the Phase 6 program primarily consisted of step-out drilling designed to expand the resource. 89 drill holes for a total of 25,497 meters have been completed (these numbers include 2 condemnation drill holes). The program is to further test the silver mineralization within the Fuwan property and attempt to extend the known mineralization to the southwest and southeast respectively. Step-out drilling is also planned to potentially further extend the known mineralization down-dip and along strike of the Fuwan trend. Drill spacing for the Phase 6 program varies from 40 x 80 meters to 160 x 160 meters.

•
Condemnation drilling program - this program is a part of the Phase 6 drilling program. It was initiated in 2008; two drill holes for a total of 571 meters were completed. Condemnation drilling is planned for the proposed mill site from the Conceptual Site Layout prepared by SRK Consulting. This area will be tested for mineralization and major structures, and will provide data for future mill design considerations. The two drill holes completed to date did not reveal any mineralization within the tested area.

•
Feasibility Study metallurgical drilling program - the purpose of this program was to take coarse material for abrasion tests from intersections which are typical for the main mineralized zones of the deposit. Two PQ size drill holes have been completed for a total of 445 meters.

•
Regional exploration program - the program is designed to test the major drilling targets on the extension of the Fuwan Silver Trend which were generated on the basis of all historical data and results of the ground magnetic and IP surveys completed in the second quarter of 2008. Eighteen holes totaling 5,003 meters have been completed to date.

•
Feasibility Study verification drilling program - this program is designed to verify existing geologic interpretation and confirm continuity of mineralized zones in the NE initial mining area. The program was proposed by Wardrop Engineering as a part of the IFS on the Fuwan Silver property. Five drill holes for a total of 1,007 meters were completed in September 2008.

At the end of 2008, the Company has completed a drilling program that includes 260 drill holes for a total of 69,074 meters over both the Fuwan Silver Deposit and the surrounding regional area. The assay results from the Phase 6 drilling programs can be reviewed on the Company's website at www.mincosilver.ca or at www.sedar.com.

6

Resource Estimates

In a report dated May 12, 2008, the Company updated the resource estimate for the Fuwan Silver Deposit taking into consideration the Phases 1 to 6 drilling programs including the drilling activity in the Changkeng license area. This resource update has upgraded the indicated resource by 31 million ounces of silver to 16.0 million tonnes containing 93.5 million ounces of silver from 11.9 million tonnes containing 71.6 million ounces of silver. The total indicated silver resource is reported to be 93.5 million ounces and the total inferred silver resource is 63.3 million ounces. The purpose of this resource estimate was to expand the indicated resources for inclusion in the ongoing IFS on the Fuwan Silver property and

1.	Expand the overall Fuwan Silver Deposit resource base.
2.	Estimate silver resources that reflect Minco Silver's current exploration permit holdings.
3.	Estimate silver resources on Minco Silver's 51% interest in the adjoining Changkeng license area.

Diamond drill data from a total of 422 holes was used for the resource calculation. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast. The resource estimate prepared on the Fuwan Silver Deposit includes Au, Pb and Zn credits and is reported as an Indicated Resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11.2 million tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources residing on the Changkeng and Fuwan properties are shown in the following table. Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t	)	Ag (oz	)	Au (g/t	)	Pb		Zn
								(%	)	(%	)
Fuwan Permits Indicated	13,948,000	188		84,268,000		0.17		0.20		0.56
Changkeng Permit Indicated**	2,027,000	142		9,235,000		0.40		0.20		0.61
Total Indicated	15,975,000	182		93,503,000		0.20		0.20		0.57

Fuwan Permits Inferred	10,241,000	171		56,147,000		0.26		0.26		0.72
Changkeng Permit Inferred ***	1,049,000	212		7,136,000		0.29		0.37		0.86
Total Inferred2	11,290,000	174		63,283,000		0.26		0.27		0.73

** The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.

*** The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using the April 2008, 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 40 g/t Ag.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.

7

International Feasibility Study ("IFS")

Wardrop was retained in April of 2008 to conduct the IFS using the resource update released in May of 2008.

Additional metallurgical tests to optimize the initial work completed for the Preliminary Economic Assessment in October of 2007 were also initiated. Minco Silver received a comprehensive metallurgical report on Fuwan samples from the Beijing General Research Institute of Mining & Metallurgy. The results confirmed initial work carried out by Process Research Associates with overall recoveries of silver, using conventional flotation, reported as above 96%. Recoveries for lead and zinc were above 95%.

In the first quarter of 2009, the Feasibility Study progressed with the basic engineering, requests for quotation and preparation of the capital cost estimate.

In the second quarter of 2009, the costs were optimized and preparations were being made to commence the feasibility report.

By September 1, 2009, the Feasibility Study was effectively completed. The results of this study were released to the public through a press release on September 28, 2009. The Study defines an operation based on underground mining and milling of the ore producing a silver/lead concentrate and a zinc concentrate on site in the township of Fuwan, approximately 45km southwest of the provincial capital of Guangzhou, China.

The highlights of the study are noted as follows:

Highlights of Feasibility Study:

Feasibility Study Highlights (Pre-Tax)	Feasibility Results
Probable Mineral Reserve	9.118 Mt averaging 189 g/t Ag
Mine Life	9.2 Years
Daily Mine Throughput	3,000 tpd
Mill Recovery (Ag Recovered in both concentrates)	91%
Average Annual Recovered Ag in both concentrates	5.5 M oz
Total Recovered Ag in both concentrates	50.4 M oz
Total Operating Cost/t Ore Milled	US$34.42/t
Total Cash Cost per Payable oz Ag	US$5.65/oz
Pre-Production Capital Costs	US$73.1 M
Silver Price Used for Feasibility Study Economics	US$13.57/oz Ag
Total Revenue	US$648.2 M
Total Operating Cost	US$313.8 M
Total Royalty Payment	US$24.3 M
Total Operating Cash Flow	US$310.0 M
Net Present Value Before Tax @ 6% Discount Rate	US$111.5 M
Net Present Value Before Tax @ 8% Discount Rate	US$95.3 M
Internal Rate of Return Before Tax	33.2%
Payback Period of Pre-Production Capital Costs	2.3 years
Construction Period	20 - 24 months

8

Project Overview

Deposit

The Fuwan silver deposit (the "Deposit") falls into the broad category of sediment-hosted epithermal deposits and is characterized by 8 zones of vein and veinlet mineralization within zones of silicification. Zones 7 and 8 are not included in the reserve estimate. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, as well as rare arsenopyrite, chalcopyrite, and bornite. The deposit is poor in gold.

Resource Estimation

P&E completed five resource estimates for the Fuwan silver deposit in November 2005, November 2006, June 2007, December 2007 and May 2008. The May 2008 estimate, which is an update of the December 2007 estimate on the basis of infill drilling, formed the basis of the Study. All resource estimation technical reports were done in compliance with NI 43-101 and CIM standards, most of which were filed on SEDAR. There has been no additional drilling on the deposit area since that time.

Contained Mineral Resources (at a 40g/t Silver cut-off)

Resource Area & Classification(does not include Changkeng mineralization)	tonnes (M t)	Ag (g/t)	Ag (M oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permit Indicated	13.95	188	84.3	0.17	0.20	0.56
Fuwan Permit Inferred	10.24	171	56.1	0.26	0.26	0.72

Reserve Estimation

The resource estimate provided by P&E classified the resources for the Fuwan Zones 1 to 4 as indicated and inferred. The reserve does not include any resources from the Changkeng property. Only indicated mineral resources as defined in NI 43-101 were used to establish the probable mineral reserves. No reserves were categorized as proven. Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution, and 3% fill dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal.

Probable Mineral Reserves (Diluted and In-situ)

Zone	tonnes	Ag (g/t)	Ag (M oz)	Au(g/t)	Pb(%)	Zn(%)
			In-situ
1	1,328,000	186	7.9	0.18	0.06	0.32
2	4,806,000	192	29.7	0.17	0.18	0.57
3	2,452,000	192	15.1	0.11	0.26	0.64
4	532,000	150	2.6	0.07	0.42	0.82
Total	9,118,000	189	55.3	0.15	0.20	0.57

Notes: Reserve based on: Silver 13.00 US$/oz; Gold 688 US$/oz; Lead 0.88 US$/lb; Zinc 1.28 US$/lb; Operating cost of 37.13 US$/t

Mining

The mine will be accessed by a single decline developed at a gradient of -15%. Mining will be with conventional trackless mechanized equipment.

A 2 m minimum mining height was adopted for mechanized mining and mining methods will vary and be dependent upon orebody geometry, ground conditions, and ore grade.

Drift-and-fill mining, and a small amount of room-and-pillar mining, will be used for flat lying zones. As the orebody has reasonably good grades, a trade-off study was undertaken to assess at what grade it would be worth backfilling with cemented fill and carrying out a primary/secondary drift-and-fill type mining method allowing 100% extraction without leaving any ore pillars.

Ore zones with lower grades will be mined by the room-and-pillar method. This method is selective and zones of low grade can be left as pillars. Stope and pillar dimensions, ground support in development headings, and stopes will depend on orebody geometry and ground condition.

9

The cut-and-fill method will be used for ore zones dipping between 15° and 50°.

All stopes will be backfilled after mining is completed. Free draining hydraulic backfill was selected as the most appropriate method due to the flat-lying and relatively large horizontal extent of the orebody, coupled with the distant location of the process plant and difficulties with access above the orebody.

This backfilling method will allow up to 45% to 50% of the tailings to be disposed of as hydraulic backfillunderground, reducing the required size of the surface tailings pond. Backfill will be prepared from tailings produced in the plant and distributed to the underground stopes by a pipeline through the main access ramp. For primary stope filling in drift-and-fill, 5% cement will be added. Backfill for cut-and-fill, room-and pillar, and secondary stopes of drift-and-fill mining will not be cemented.

Mine production of 3000 tpd is based on a crew rotation of three 8 hour shifts and over 330 days per year. A mining contractor is assumed for pre-production development as well as ongoing mine development.

Metallurgy

A 3,000 tpd process plant has been designed for the Fuwan Project to process silver, lead and zinc bearing sulphide mineralization. The main value metals in the mineralization are silver, lead, zinc, and gold. The process plant will operate 330 d/a at an annual process rate of 990,000 t/a and three shifts per day. Overall process plant availability will be approximately 90%.

The run-of-mine (ROM) from the underground mine will be crushed by a jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding (SAG)-ball mill-pebble crushing circuit (SABC). The silver, lead, and zinc minerals will be recovered by a conventional differential flotation process.

The tailings produced from the zinc rougher scavenger flotation circuit will be sent to the tailings storage facility (TSF) for storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate will be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecast to be as follows:

•	silver-lead concentrate - 15,900 t/a, including:
	-	154,700 kg/a (4,975,000 oz/a) silver
	-	1,600 t/a lead
•	zinc concentrate - 9,300 t/a including:
	-	4,700 t/a zinc
	-	15,400 kg/a (495,000 oz/a) silver.

Infrastructure

The Fuwan property is located approximately 45 km southwest of Guangzhou, the capital city of Guangdong province. Access to the property is via the Guangzhou - Zhuhai highway, which passes through Gaoming City. The property is located 2 km via gravel road northwest of the town of Fuwan (population 30,000). The town of Fuwan is well connected by paved highway and expressways to major cities, including Guangzhou (70 km highway distance), Gaoming (15 km), and Jiangmen (60 km), The Fuwan property is also accessible by water on the Xijiang River to major cities like Guangzhou, Zhaoqing and Jiangmen, as well as to international waterways in the South China Sea. Electrical power, water, telephone service, and supplies are available in Fuwan. The proposed minesite is large enough to accommodate tailings and waste disposal areas, and processing plant sites.

10

Operating Costs

The operating cost estimates are based on a process rate of 990,000 tonnes of ore annually or 3,000 tpd of ore.

Mining	US$	18.01/t
Processing	US$	9.90/t
Tailings	US$	1.13/t
G&A	US$	4.78/t
Surface Services	US$	0.60/t
Total	US$	34.42/t

Capital Costs

The estimate has been completed partially by NERIN and partially by Wardrop. The majority of the information used in the estimate is based on the quantities and pricing provided by NERIN to Wardrop.

Area Cost	(US$ x 1,000)
Direct Works
A - Mining (Wardrop)	21,637
B - Primary Crushing	660
C - Crushed Ore Stockpile and Reclaim	305
D - Secondary and Tertiary Crushing	52
E - Grinding, Flotation, Dewatering, Reagents & Service	9,140
F - Tailings Disposal Facilities	4,250
G - Plant Site, Infrastructure & Ancillary Facilities	8,627
H - Temporary Services	35
L - Site/Plant Mobile Equipment	1,190
N - Power Lines (Included in G1 - Power Supply)	Included in G1
Direct Works Subtotal	45,896

Indirect
X - Project Indirect	13,330
Y1 - Land Acquisition	2,120
Y1 - Owner's Costs	5,663
Z - Contingency	6,051

Indirect Subtotal	27,164

TOTAL PRE-PRODUCTION CAPITAL COSTS (US$)	73,060

Working Capital	8,300

Sustaining Capital	59,900

11

Financial Analysis

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9.2 year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

• 33.2% IRR
• 2.3 years payback on $73.1 M capital
• US$111.5 M net present value (NPV) at a 6% discount rate.

The base case prices were as follows based on the 3 year historical average metal prices from the London Metal Exchange (LME) as of April 29, 2009:

• Silver	- US$13.57/oz
• Gold	- US$767.72/oz
• Zinc	- US$1.18/lb
• Lead	- US$0.91/lb

No allowance has been made for inflation or escalation.

Sensitivity Analysis

The project economics are sensitive to silver price, Operating costs and Capital expenditures. The sensitivity analysis results are in the table below:

Parameter	Economic			Change
	Indicator	-20%	-10%	Base Case	10%	20%
Silver Price	NPV (US$M)	33	72	112	151	190
	IRR (%)	15	25	33	41	48
Opex	NPV (US$M)	157	134	112	89	66
	IRR (%)	41	37	33	29	24
Capex	NPV (US$M)	126	119	112	105	97
	IRR (%)	42	37	33	30	27

Mr. Christopher N. Zahovskis, P. Eng., former Chief Operating Officer for Minco Silver, is the Qualified Person responsible for overall supervision of the Feasibility Study and has reviewed and approved the contents of this report.

Mr. Dwayne L. Melrose, P. Geo., Vice President Exploration for Minco Silver, is the Qualified Person responsible for verification and quality assurance of the company's exploration data, analytical results and resource statements and has reviewed and approved the contents of this report.

Mr. Eugene Puritch, P. Eng., President of P&E Mining Consultants Inc. is an independent Qualified Person responsible for the Fuwan resource estimate and has reviewed and approved the contents of this report.

Mr. Jianhui Huang, Ph.D., P. Eng., of Wardrop Engineering Inc. is an independent Qualified Person as defined by NI 43-101. Mr. Huang has reviewed and approved the contents of this report.

Mr. Byron Stewart, P. Eng., of Wardrop Engineering Inc. is an independent Qualified Person as defined by NI 43-101.

Mr. Stewart has reviewed and approved the contents of this report.

Mr. Scott Cowie, B. Eng., MAusIMM., of Wardrop Engineering Inc. is an independent Qualified Person as defined by NI 43-101. Mr. Cowie has reviewed and approved the contents of this report.

12

Environmental Impact Assessment

Environmental aspects of the feasibility study are being compiled by Environmental Resources Management ("ERM"), one of the world's leading providers of environmental consulting services, and will be prepared in accordance with International Finance Corporation and World Bank standards.

To satisfy Chinese regulatory requirements, Guangdong Nuclear Design Institute ("GNDI") has been contracted to complete the Chinese environmental impact assessment ("Regulatory EIA").

The Company recently concluded the environmental baseline studies enabling the completion of the "Regulatory EIA", which will be submitted to the Guangdong Provincial Environmental Protection Administration in the near term. The report identifies the ecological and physical environmental impacts of the proposed mining operation.

In the third quarter of 2009, a draft report of the Regulatory EIA report had been completed.

The EHSIA (Environmental, Health, Safety Impact Assessment) by ERM was also completed in September and the final report was being prepared. This report forms a part of the Feasibility Report.

Permitting

The Company has made significant progress in permitting on the Fuwan Silver Deposit. At the date of this MD&A, the progress in permitting summarized as follows:

•	The Exploration Report on the Fuwan Silver Deposit has been accepted and approved by the Ministry of Land and Resources ("MOLAR") in Beijing. 

•	The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel. 

•	The reserve/resource has been registered and received approval from Guangdong Bureau of Land and Resources and MOLAR in Beijing

•	The Gaoming county government granted official approval for the development of the project.

•
The application for the Mining Area Permit was approved by MOLAR in Beijing and will be held for up to 3 years while preparation for the Mining License Application is made. The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities.

•
China Nerin Engineering Co., Ltd. ("NERIN") is progressing well on the Mineral Resources Development and Utilization Plan. This report outlines the mining and processing methods and is based on the already approved Exploration Report and Chinese Preliminary Feasibility Study. Once completed, the report will be submitted to MOLAR in Beijing for review and approval.

•	The Solar and Water Conservation Plan is completed and approved.

•	The Safety Assessment is well advanced and a draft report completed.

•	The Geological Hazard Assessment has been completed and approved in September 2009.

•	The Company continues to make significant progress on additional reports required for the Mining License Application.

•
On September 9 and 10, a meeting was held in Nanchang with a panel of experts along with NERIN, Wardrop and Minco. The purpose of the meeting was to review the outcome of the Feasibility Study. The panel endorsed the findings which allow NERIN to complete the Mine Development and Utilization Report. This report is critical in obtaining the Mining License.

•	The Land Usage Permit was approved by Gaoming County, Foshan District, and Guangdong provincial governments.

13

Liquidity and Capital Resources

The Company does not generate revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, permitting and administrative activities. In 2009, the Company closed a private placement financing for gross proceeds of $13,897,804 therefore the Company has enough cash to complete the environmental impact assessment for the Fuwan Silver Deposit and continue development and construction of the mine and related facilities.

Cash Flow

Operating Activities
The comprehensive loss for the year ended December 31, 2009 was a total of $4,246,398 which was partially offset by amortization expenses of $49,729, stock based compensation of $459,389, future income tax recovery of $354,735 and foreign exchange loss of $1,000,866 to have $2,504,670 cash used in operating activities, compared to $4,407,843 cash used in the comparative period of 2008. Financing Activities In 2009, the Company generated $13.9 million from a non-brokered private placement financing and the exercise of options (2008 - $2.94 million).

Investing Activities
In 2009, the Company used $11.7 million in investing activities (2008 - cash used of $0.01 million) through the investment in and progress made on the Fuwan Silver property 2.6 million,, advancing funds under the Sterling Loan ($2.5 million) and investment in short term investments ($6.6 million).

Available Resources
The Company's cash and short-term investment balance as at December 31, 2009 amounted to $11.1 million (2008 - $4.9 million), which is sufficient to fund the Company's activities for the IFS and environmental impact assessment for the Fuwan Silver Deposit. Upon the completion of the bankable feasibility study the Company will require additional funds to develop the mine and mill for the Fuwan Silver Deposit. The Company believes that it will be able to raise the additional capital when required, but there are not guarantees that with the current global market conditions that the Company will be able to do so.

Loan Receivable from Sterling Mining Company ("Sterling")

On July 22, 2008 the Company announced the execution of a Letter of Intent with Sterling Mining Company ("Sterling") to acquire 100% of the issued and outstanding common shares of Sterling, at a ratio of 0.51 of a Minco Silver share for each Sterling share, based upon Minco Silver's closing price on July 21, 2008.

The Company also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 ("the Facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses. It was a term of the Letter of Intent and the Facility that Minco Silver's obligation to amalgamate with Sterling and the payment of any and all subsequent advances was conditional upon the successful completion of a due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008, at the conclusion of Minco Silver's due diligence review, the Company terminated its obligation to amalgamate with Sterling and its obligation to advance the additional US$10 million under the Facility. To secure the US$5 million advance (plus interest and fees), Minco Silver and Sterling executed the following:

(a)	Promissory Note to secure and evidence the US$5 million advance in which Sterling promises to pay to the order of the Company;

(b)
All Assets Security Agreement and a Mortgage, Assignment of Leases and Rents Security Agreement and Fixture Filing in which Sterling agreed to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Lease; and

(c)
Assignment and Assumption Agreement in which Sterling assigns the Sunshine Mine under a lease dated June 6, 2003 between Sterling and Sunshine Precious Metals, Inc. (the "Sunshine Lease") to the Company.

14

The Company's secured interest is seconded to a previous loan in the amount of US$1.4 million whereby another secured creditor has a priority secured interest over Sterling's assets. The Company also has a perfected secured interest in the Sunshine Lease.

On February 18, 2009 Minco Silver filed an action in the District Court of the First Judicial District of the State of Idaho commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver to realize on the US$5 million advance. On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the "Bankruptcy Court").

On May 15, 2009 the Bankruptcy Court rendered its first decision declaring that Sterling has the right to re-assume all of Sterling's lease hold interests including the Sunshine Lease. The Court held that as a condition to re-assuming the Sunshine lease, Sterling must cure all monetary defaults pursuant to the terms of the Sunshine Lease as determined by the Court.

On May 15, 2009, the Court also approved, on an interim basis, a US$1 million post petition financing offer by Minco Silver to Sterling to fund Sterling's administration costs during its bankruptcy and to start covering the costs to cure to be determined by the Bankruptcy Court any defaults under the Sunshine Lease.

On August 21, 2009 the Court rendered its second decision declaring (with the exception of penalties payable on a 7% Net Smelter Royalty ("NSR") pursuant to the terms of a Consent Decree Judgment between Sterling, The Environmental Protection Agency (the "EPA") and the Coeur d'Alene Indian Tribe (the "Tribe") (see Subsequent Events) the preliminary amount to cure and bring the Sunshine Lease into good standing at US$1.32 million.

On October 14, 2009 the Court approved a supplemental post petition financing offer from Minco Silver to Sterling in the amount of US $3 million, an increase of US $2 million, to finance the costs associated with the care and maintenance of the Sunshine Mine, and preliminary costs as determined by the Bankruptcy Court to cure the Sunshine Lease.

On December 2, 2009 Sterling filed with the United States Bankruptcy Court in the District of Idaho a second amended disclosure statement providing information concerning Sterling's proposed plan of reorganization. Pursuant to the provisions of Sterling's plan of reorganization Minco Silver has made a bid to purchase Sterling in the amount of US $12.5 million. Purchase consideration will be satisfied by the secured claim against the assets of Sterling with the balance paid in cash.

Sterling Loan	December 31, 2009	December 31, 2008
Principal (US$5,000,000)	$5,247,000	$6,114,000
Interest on principal (US$332,125)	330,610	386,231
	5,577,610	6,500,231

Post petition financing and expenses (US$2,550,176)	2,613,355	155,916
Interest on expenses (US$7,078)	7,428	7,428
	2,620,783	163,344

Late payment penalty (US$87,715)	92,048	107,493
	$8,290,441	$6,771,068

The Company believes that the estimated fair value of Sterling's assets in which it holds a security interest is in excess of the carrying value of the loan as at December 31, 2009. The Company's loan receivable from Sterling is recorded at the estimated realizable amount. The determination of this amount involves assessing the potential outcomes for settlement of the loan and the value to be received under each outcome. This process involves significant estimates in respect of the timing, amounts and nature of payments to be received by the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2010, Minco Silver will focus its resources on advancing the Fuwan Silver Deposit by obtaining the required permitting to bring the property to production, securing the financing required and commence construction of the mine.

15

As well, the Company believes a conclusion shall be reach in early or mid 2010 for the Sterling loan matter by the Court that the Company shall come out much stronger, either financially or in terms of mineral resources.

Outstanding Share Data

At the date of this MD&A, March 23, 2010, the Company has 40,613,669 common shares, 4,087,590 warrants and 4,273,666 stock options, for a total of 48,974,925 fully diluted common shares outstanding.

Commitments and Contingencies
(a)	The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $1.0 million, as follows:

Commitments
2010	$167,039
2011	167,039
2012	167,039
2013	167,100
2014	167,223
2015	167,223
$1,002,663

(b)	The Company has a commitment in respect of the Fuwan mine design contract requiring payment of RMB 8 million (approximately $1.23 million)

Transactions with Related Parties

Amount due to Minco China as at December 31, 2009 was $0.7 million (December 31, 2008 - $0.94 million). It represents the expenditures on the Fuwan Property and shared office expenses. The amount is unsecured, non-interest bearing and payable on demand.

Amount due to Minco Gold as at December 31, 2009 was $1.4 million (December 31, 2008 - $0.3 million). It represents the exploration expenditures on the Changkeng Silver Mineralization, shared expenses for the Vancouver office and the sharing of salaries and administration costs. The amount is unsecured, non-interest bearing and payable on demand.

In the twelve month period ended December 31, 2009, the Company paid or accrued $0.13 million (December 31, 2008 - $0.08 million) in respect of rent, $1.2 million (December 31, 2008 - $Nil) in respect of exploration permit costs and $0.2 million in respect of sharing of exploration costs of Changkeng Silver Mineralization, and $0.43 million (December 31, 2008 - $0.78 million) in respect of shared office expenses and administration costs to Minco Gold.

In the twelve months period ended December 31, 2009, the Company paid consulting fees totaling $0.58 million (December 31, 2008 - $0.4 million) to companies controlled by the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President, Exploration of the Company. Out of which, $0.17 million were recorded in the income statement (December 31, 2008 - $145,219) and $402,280 were capitalized in the development cost (December 31, 2008 - $0.26 million)

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

16

The Company is required to make estimates of future production costs, future silver commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is testing its resources and extended determination of silver reserves which requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future silver prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of silver and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operations other than the loan receivable from Sterling which is discussed under Note 4 of the December 31, 2009 consolidated financial statements.

Business Environment and Risks

The Company's operations consist of the acquisition, exploration and development of mineral properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

(i) Cash - In order to manage credit and liquidity risk the cash balance of $0.85 million as at December 31, 2009 was placed with three institutions. The fair value is equal to the carrying value.

(ii) Short term investments - Guaranteed investment certificate with maturities of greater than 90 days when acquired. At December 31, 2009, the balance of short term investments is $10.3 million. The yields received are 0.65% to 0.80%. The fair value is equal to the carrying value

(iii) Loan Receivable - The interest rate on this loan balance is 10%. At year end, repayment date of Loan Receivable is indeterminable. The fair value approximates carrying value.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

Liquidity risk - Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2009, the Company has positive working capital of $9.1 million and therefore the Company has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds in the future to complete its plans for the Fuwan Silver Deposit.

The Company considers the following financial liabilities to be exposed to financial risk:

(i) Accounts payable and accrued liabilities - These balances are all current and non-interest bearing and the fair value is equal to carrying value.

(ii) Due to Minco China - This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

(iii) Due to Minco Gold - This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

17

Currency/Foreign exchange risk - The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations. A 1% fluctuation in the exchange rate between the Chinese RMB and the Canadian dollar will have a $0.05 million effect on the financial results. A 1% fluctuation in the exchange rate between the US dollar and the Canadian dollar will have an $0.08 million effect on the financial results.

Interest rate risk - The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and cash equivalents, short-term investments and loans, entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and cash equivalents and short term investments are invested in high grade, highly liquid instruments and as such the Company manages its exposure to potential interest rate fluctuations to short term. The Company has no interest bearing debt.

The Company's ability to raise capital to fund development and exploration activities is subject to the fluctuations in the market price of silver. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

The Company is engaged primarily in mineral exploration and development and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing.

Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk and interest rate risk.

Newly Adopted Accounting Policies

On January 1, 2009, the Company adopted three new standards that were issued by the Canadian Institute of Chartered Accountants. These standards were adopted on a prospective basis without restatement of prior periods.

Goodwill and Intangible Assets

Effective from January 1, 2009, the Company adopted the recommendations included in Section 3064, "Goodwill and Intangible Assets", of the CICA Handbook, which replaced CICA Section 3062, "Goodwill and Other Intangible Assets". The adoption of the Section has no material impact on the Company's financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective from January 1, 2009, the Company adopted EIC 173,"Credit Risk and Fair Value of Financial Assets and Financial Liabilities". This guidance clarified than an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this Section has not material impact on the Company's financial statements.

Mining Exploration Costs

Effect March 27, 2009, the Company adopted EIC 174, "Mining Exploration Costs". This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a material impact on the Company's financial statements.

New Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has set January 1, 2011 as the date for publicly listed companies to adopt IFRS, replacing Canadian GAAP. Accordingly, IFRS compliant financial statements will be required for the first quarter of 2011. Comparative figures presented in these financial statements are also required to comply with IFRS.

18

In January 2010, the Company initiated an IFRS diagnostic study to assess the impact of the transition to IFRS. A number of key accounting areas where IFRS differs and accounting alternatives were to be reviewed. The Company has planned to start the process to make a determination of the impact of transition to IFRS on its financial statements and systems, if any, during the first half of 2010. The second phase of the conversion plan will include detailed assessments and technical analysis that will result in understanding potential impacts, decision on accounting policy choices and the drafting of accounting polices. The Company expects this phase to be completed in the first half of 2010. The final phase of implementation and transitioning to IFRS is being planned for 2010.

At this time, the comprehensive impact of the changeover on the Company's future financial position and results of operations is not yet determinable. The Company continues to monitor and assess the impact of evolving differences between IFRS and Canadian GAAP, since the International Accounting Standards Board is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company's financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued three new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements."

Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its audited financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

Internal Controls over Financial Reporting

There has been no significant change in the Company's internal control over financial reporting during the year 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company's assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the "hands-on" involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management's evaluation of the effectiveness of internal controls identified some deficiencies in the financial reporting process as of December 31, 2009. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company's standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company did have some financial reporting weaknesses which have impacted its ability to maintain effective internal control over financial reporting throughout the year ended December 31, 2009 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

19

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first quarter 2009, with the expected redesigned process being implemented through the last quarter of 2009. The financial reporting team is being strengthened with the contracting and hiring of technically competent staff.

Subsequent Events

On January 26, 2010, the Company settled with the EPA and the Tribe penalties in the amount of US$1.25 million on the 7% NSR royalty payable pursuant to the Consent Decree Judgment between Sterling, the EPA and the Tribe ("the Settlement"). The Settlement completes the outstanding cure amount to the Sunshine Lease. On March 2, 2010, the Bankruptcy Court approved a settlement achieved in principle on January 26, 2010 of the penalties due and owing to the Tribe and the EPA on the 7% NSR pursuant to the Consent Decree Judgment in the amount of US$1.25 million bringing the Sunshine Lease into good standing. The Bankruptcy Court also approved a third post petition supplemental financing offer from the Company to finance the settlement and Sterling's continued administrative and the care and maintenance costs of the Sunshine Mine to April 15, 2010 in the amount of US$2 million.

Subsequent to the year-end, the Company paid back the amounts due to Minco Gold totaling approximately $1,395,553.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of Silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Dr. Ken Cai
March 23, 2010

20

MINCO SILVER CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

This management's discussion and analysis ("MD&A") of the operating results and financial position of Minco Silver Corporation and its subsidiaries ("Minco Silver" or "the Company") is for the year ended December 31, 2010 compared with the year ended December 31, 2009. The MD&A, dated March 30, 2011 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the years ended December 31, 2010 and 2009 Refer to Note 2 of the December 31, 2010 and 2009 audited consolidated financial statements respectively for disclosure of the Company's significant accounting policies. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") Except as noted, all financial amounts are expressed in Canadian dollars.

Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company's Board of Directors.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2009 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

As at December 31, 2010, the Company had 49,618,619 common shares outstanding. As at March 30, 2011, the Company has 57,526,086 common shares outstanding.

Company Overview

Minco Silver (TSX: MSV) was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver is engaged in the acquisition, exploration and development of silver dominant mineral properties. The Company currently has 100% beneficial interest in the assets of the Foshan Minco Mining Co. Ltd. ("Foshan Minco") subject to 10% net profits interest in Foshan Minco held by Guangdong Geological Bureau ("GGB") in the Fuwan Silver Deposit, situated along the northeast margin of the highly prospective Fuwan Silver Belt in Guangdong Province, People's Republic of China ("China").

At the date of this MD&A, Minco Gold Corporation ("Minco Gold") owns 26.2% of the outstanding shares of the Company.

Highlights for the year ended December 31, 2010

For the year ended December 31, 2010; the Company:

1.
Recorded a net loss of $4.2 million (loss $0.09 per share) compared to a loss of $4.2 million (loss $0.13 per share) for fiscal 2009. In 2010, the amount capitalized as development costs was $4 million (2009 - $3.7 million). The cumulative capitalized development as of December 31, 2009 was $13 million.

2.	The Company continues to make significant progress on additional reports required for the Mining License Application.

The Geological Hazard Assessment for the project was approved by the Department of Land and Resources of Guangdong Province.

The regulatory Environmental Impact Assessment ("EIA") has been completed and submitted to the Department of Environmental Protection of Guangdong Province.

The Mine Development Plan ("MDP") has been prepared by China Nerin Engineering Co., Ltd. ("NERIN") on behalf of the Company. The Plan is currently being registered with the Ministry of Land and Resource ("MOLAR")

China Nerin Engineering Co., Ltd. ("NERIN") has been engaged to carry out the preliminary design for the Fuwan project. Design work is expected to complete in April 2011.

1

3.
Even though the Company was unsuccessful in its bid to acquire 100% of the shares of Sterling Mining Corporation ("Sterling") during the bankruptcy auction held on April 21, 2010, the Company made a claim to receive the repayment of all amounts advanced and incurred, with interest, in the aggregate amount of approximately US$11.7 million. On June 4, 2010 the Company received the full amount of its claim of US$11.7 million ($12.1 million) from Sterling.

4.
On April 14 and April 22, 2010, the Company successfully closed non-brokered private placement of 2,300,000 units at a price of $1.71 per unit for gross proceeds of $3,933,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months from the date of the closing.

5.	Subsequent to December 31, 2010, the Company announced a bought deal with a syndicate of underwriters (see Subsequent Event).

Selected Annual Information

The following table summarizes selected financial information for the most recent three years ended December 31.

	2010	2009	2008
Total revenue	-	-	-
Net loss	$(4,159,983)	$(4,246,398)	$(2,295,138)
Earnings (loss) per share basic and diluted	$(0.09)	$(0.13)	$(0.07)
Total assets	$43,646,493	$29,020,399	$17,729,485
Total long-term financial liabilities	-	-	-
Cash dividends declared per share for each class of share	-	-	-

The Company continues to operate in the development stage and, therefore, did not generate any revenues.

Results of Operations
The Company's development and exploration costs represent expenditures undertaken to support the Company's strategic objectives on their properties.

The following table summarizes selected financial information for the eight most recent quarters.

2

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Exploration costs	$-	$-	$-	$-	$-	$1,205,298	$-	$207,710
Administration costs	1,681,779	1,159,568	988,033	1,152,832	652,928	478,596	483,130	518,833
Foreign exchange (gain) loss	492,069	385,941	(404,091)	333,270	285,225	446,852	550,056	(141,063)
Operating income (loss)	(2,173,848)	(1,545,509)	(583,942)	(1,486,102)	(938,153)	(2,130,746)	(1,033,186)	(585,480)
Gain on Sterling loan	-	-	1,198,417	-	-	-	-	-
Interest and sundry income (loss)	85,847	18,568	13,479	7,675	52,873	672	(3,295)	36,182
Income (loss) before income tax	(2,088,001)	(1,526,941)	627,954	(1,478,427)	(885,280)	(2,130,074)	(1,036,481)	(549,298)
Income tax recovery	101,152	107,817	54,664	41,799	69,291	285,444	-	-
Net Income (Loss)	$(1,986,849)	$(1,419,124)	$682,618	$(1,436,628)	$(815,989)	$(1,844,630)	$(1,036,481)	$(549,298)
Basic and diluted loss per share	$(0.04)	$(0.03)	$0.02	$(0.04)	$(0.02)	$(0.06)	$(0.03)	$(0.02)
Weighted average number of shares outstanding	47,957,860	43,537,955	42,695,674	40,727,061	38,727,432	32,298,490	32,204,204	32,118,490

Exploration Costs

During the year ended December 31, 2010, the Company did not conduct any regional exploration activities.

The following is a summary of exploration costs incurred for the eight most recent quarters:

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting fees	$-	$-	$-	$-	$-	$-	$-	$-
Exploration permit	-	-	-	-	-	1,205,298	-	-
Drilling	-	-	-	-	-	-	-	207,710
Labour	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
	$-	$-	$-	$-	$-	$1,205,298	$-	$207,710

Development Cost on Fuwan Silver Deposit

In the year ended December 31, 2010, the Company incurred a total of $3,959,260 (2009 - $3,706,804) on development for the Fuwan Silver Deposit for total accumulated costs of $12,960,162 (2009 - $9,000,902) on development as at December 31, 2010. The increase was primarily due to:

•	an increase in consulting fees for consultants who provided mine development services for the project.

•	an increase in stock-based compensation.

•	preliminary work in the mine design for the project.

•	an increase in expenditures related to the mining license application process.

•	an increase in travel to the project site.

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In the three months ended December 31, 2010, the Company incurred a total of $1,599,921 (2009 - $881,365) on development for the Fuwan Silver Deposit and recorded an accumulated cost of $12,960,162 (2009 - $9,000,902) on development as at December 31, 2010. The quarterly increase was due to the same factors outlined for the annual increase.

The following is a summary of development costs capitalized or incurred for the Fuwan Silver Deposit for the eight quarters from January 1, 2009.

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consulting fees	$347,075	$219,865	$62,635	$257,574	$119,415	$125,002	$143,907	$136,343
Drilling	3,209	-	21,662	14,461	12,821	27,141	39,816	442
Labour costs	145,544	100,371	96,296	84,708	112,153	97,017	108,643	130,244
Feasibility study (IFS)	-	-	-	-	178,692	165,592	142,472	280,739
Stock based compensation	303,456	323,451	163,994	125,394	251,790	163,990	171,509	116,832
Stock based compensation future income tax	101,152	107,817	54,665	41,798	-	285,444	-	-
Mining design costs	265,896	-	-	-	-	-	-	-
Mining license application	185,267	81,062	63,356	128,702	65,414	44,464	15,714	31,903
Environmental Impact Assessment	30,589	23,464	59,829	71,351	63,323	165,211	26,190	32,221
Investor relations and travel	68,059	69,071	40,030	36,399	-	-	-	-
Others	149,674	46,447	46,703	18,234	173,676	85,071	89,674	103,939
	$1,599,921	$971,548	$609,170	$778,621	$977,284	$1,158,932	$737,925	$832,663

During the periods presented, the Company had no discontinued operations or extraordinary items.

Administrative Expenses

For the Years Ended December 31, 2010 and 2009

The Company's administrative expenses include overhead associated with administering and financing of the Company's development and exploration activities. The Company maintains a field office in Gaoming County, China, an office in Beijing, China and an office in Vancouver, Canada. For the year ended December 31, 2010, after adjusting for foreign exchange loss of $807,189 (2009 $1,141,070) the Company incurred a total of $4,982,212 of administrative expenses (2009 - $2,133,487). The Company shares its Vancouver and Beijing offices with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

•
In 2010, the Company granted 1,662,731 stock options to its directors, officers, employees and consultants with a weighted average exercise price of $2.90 per share. The Company recognized a total of $3,283,381 as stock-based compensation, with $2,339,863 being recorded in the income statement (2009 - $459,389), $916,295 capitalized to mineral interests (2009 - $704,121) and $27,223 (2009 - $Nil) recorded as share issue costs due to granted stock options related to a private placement of common shares.

•
Investor relations were $699,209 (2009 - $319,227). This increased expenditure was due to the increase in investor relations activities including increased attendance at promotional events, road shows and analyst tours to the Fuwan project.

•
Consulting fees were $512,300 (2009 - $173,311). This increase was due to increased input from external and internal consultants to provide corporate development services and an increase in legal services.

•	Property investigation costs were $40,682 in (2009 - $NIL). This increase was due to investigation of various third party mineral properties.

4

•	Field office expenses were $359,286 (2009 - $194,536). This increase is due to the increase in salaries, office administration and travel expenses of the field office in Guangming.

For the year ended December 31, 2010, the Company had a foreign exchange loss of $807,189 (2009 $1,141,070) due to Company's holding of short term investments denominated in US dollars, which depreciated during the year causing a decrease in the asset balances in Canadian dollar.

For the Years Ended December 31, 2009 and 2008

For the year ended December 31, 2009, after adjusting for foreign exchange loss of $1,141,070 (2008 gain of $1,440,314) the Company incurred a total of $2,133,487 of administrative expenses (2008 - $2,809,596).

•
In 2009, the Company granted 1,110,000 stock options to its directors, officers, employees and consultants with a weighted average exercise price of $1.40 per share. The Company recorded $459,389 of stock based compensation expense in 2009 (2008 - $1,123,350) and capitalized $704,121 (2008 - $360,086) to the Fuwan project.

•	Consulting fees were $173,311 (2008 - $145,219). This increase was due to additional consultants required to provide corporate development services.

•	Accounting fees were $165,122 (2008 - $76,155).

•	Investor relations were $319,227 (2008 - $545,518). The decrease was due to decrease in certain activities and financing efforts during the year.

•	Property Investigation was $NIL (2008 - $40,016) as the Company concentrated on the Fuwan Silver Deposit and surrounding regional area.

•	Field office expenses were $194,536 (2008 - $119,996). The increase was mainly due to increased number of personnel in the Company's China and Canadian offices.

For the year ended December 31, 2009, the Company had a foreign exchange loss of $1,141,070 (2008 gain of $1,440,314) due to the US$5.0 million loan to Sterling ($1.0 million) and a translation loss from expenses incurred in RMB and US dollars ($0.4 million)

For the Three Months Ended December 31, 2010 and 2009

For the three months ended December 31, 2010, after adjusting for a foreign exchange loss of $492,069 (2009 $285,226) the Company incurred $1,681,779 in administrative expenses (2009 - $652,927).

•
For the three months ended December 31, 2010, the Company granted 60,000 stock options to its directors, officers, employees and consultants with a weighted average exercise price of $5.45 per share. The Company recognized a total of $1,208,000 as stock-based compensation, with $904,544 being recorded in the income statement (2009 - $99,786) and $303,456 capitalized to mineral interests (2009 - $155,871).

•	Consulting fees were $203,613 (2009 - $57,715). This increase was due to additional consultants required to provide corporate development services.

•	Field office expenses were $149,560 (2009 - $58,322). This increase is due to the increase of salaries, office administration and travel expenses of the field office in Guangming.

For the three months ended December 31, 2009, the Company had a foreign exchange loss of $492,096 (2009 $285,226) due to the short term investment in US dollar, which has depreciated during the fourth quarter causing a decrease in the asset balances in Canadian dollar.

Other Income

To date the Company has not earned revenue from operations other than interest income earned on short-term investments and a gain through the settlement of the loan to Sterling. In the year ended December 31, 2010 other income was $1,323,986 (2009 - $86,432). The increase in 2010 is mainly due to the gain on the settlement of the loan to Sterling of $1,198,417 (2009 - $NIL).

Financial Position

The Company's total assets have increased to $43,646,493 (2009 - $29,020,399). The net increase in total assets was mainly due to increased cash and short-term investments which resulted from the receipt of the Sterling loan settlement, proceeds of the private placement in April 2010 and proceeds from the exercise of stock options and warrants throughout the year.

5

Properties

The Company's principal property is the Fuwan Silver Deposit located in Guangdong Province, China. The Company's objective is to develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will continue to identify new silver projects for possible exploration and development by way of joint venture or otherwise.

The Company currently has four reconnaissance survey exploration permits (exploration licenses) which are located in the Sanzhou basin, Guangdong Province, China. The permits have a total area of 205.63 sq. km, covering a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects. The exploration license for the Fuwan main deposit area is the Luoke-Jilinggang (76.62 sq. km.). Another three additional silver exploration permits on the Fuwan belt are referred to as the Guyegang-Sanyatang (37.29 sq. km.); the Hecun (16.96 sq.km.) and Guanhuatang (74.76 sq.km.).

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Silver Property. The report entitled "Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China" ("The Technical Report and Resource Estimate") dated November 3, 2005. The report was updated and/or revised on September 25, 2006, November 2, 2006, April 15, 2007 and December 11, 2007. A Preliminary Economic Assessment ("PEA") report prepared by SRK Consulting Inc. was completed and released on October 22, 2007. Wardrop Engineering Inc., a Vancouver, British Columbia based engineering and technical consulting company, was retained by the Company to prepare an updated "Feasibility Study Technical Report" dated September 1, 2009. All of the above reports are available at www.sedar.com.

Drilling Programs

To date, six phases of drilling totaling 260 drill holes comprising 69,074 meters of diamond drilling over both the Fuwan Silver Deposit and the surrounding regional area have been completed. The drill results were used to calculate the resource estimates as contained in the Feasibility Study and summarized in the section titled "International Feasibility Study" ("IFS") below.

The assay results from the drilling programs can be reviewed on the Company's website at www.mincosilver.ca or at www.sedar.com.

Resource Estimates

In a report dated May 12, 2008, the Company updated the resource estimate for the Fuwan Silver Deposit taking into consideration the Phases 1 to 6 drilling programs including the drilling activity in the Changkeng license area. This resource update has upgraded the indicated resource by 31 million ounces of silver to 16 million tonnes containing 93.5 million ounces of silver from 11.9 million tonnes containing 71.6 million ounces of silver. The total indicated silver resource is 93.5 million ounces and the total inferred silver resource is 63.3 million ounces. The purpose of this resource estimate was to expand the indicated resources for inclusion in the ongoing IFS on the Fuwan Silver property and

1.	Expand the overall Fuwan Silver Deposit resource base.

2.	Estimate silver resources that reflect Minco Silver's current exploration permit holdings.

3.	Estimate silver resources on Minco Silver's 51% interest in the adjoining Changkeng license area.

Diamond drill data from a total of 422 holes was used for the resource calculation. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate for the Fuwan Silver Deposit includes Au, Pb and Zn credits and has an Indicated Resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11.2 million tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources for the Changkeng and Fuwan properties are shown in the following table.

6

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated**	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred ***	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred2	11,290,000	174	63,283,000	0.26	0.27	0.73

** The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.

*** The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.

1Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using the April 2008, 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 40 g/t Ag.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.

International Feasibility Study ("IFS")

Wardrop was retained in April of 2008 to conduct the IFS using the resource update released in May of 2008.

Additional metallurgical tests to optimize the initial work completed for the Preliminary Economic Assessment in October of 2007 were also initiated. Minco Silver received a comprehensive metallurgical report on Fuwan samples from the Beijing General Research Institute of Mining & Metallurgy. The results confirmed initial work carried out by Process Research Associates with overall recoveries of silver, using conventional flotation, reported as above 96%. Recoveries for lead and zinc were above 95%.

In the first quarter of 2009, the Feasibility Study progressed with the basic engineering, requests for quotation and preparation of the capital cost estimate.

In the second quarter of 2009, the costs were optimized and preparations were being made to commence the feasibility report.

By September 1, 2009, the Feasibility Study was effectively completed. The results of this study were released to the public through a press release on September 28, 2009. The Study defines an operation based on underground mining and milling of the ore producing a silver/lead concentrate and a zinc concentrate on site in the township of Fuwan, approximately 45km southwest of the provincial capital of Guangzhou, China.

7

Highlights of Feasibility Study:

Feasibility Study Highlights (Pre-Tax)	Feasibility Results
Probable Mineral Reserve	9.118 Mt averaging 189 g/t Ag
Mine Life	9.2 Years
Daily Mine Throughput	3,000 tpd
Mill Recovery (Ag Recovered in both concentrates)	91%
Average Annual Recovered Ag in both concentrates	5.5 M oz
Total Recovered Ag in both concentrates	50.4 M oz
Total Operating Cost/t Ore Milled	US$34.42/t
Total Cash Cost per Payable oz Ag	US$5.65/oz
Pre-Production Capital Costs	US$73.1 M
Silver Price Used for Feasibility Study Economics	US$13.57/oz Ag
Total Revenue	US$648.2 M
Total Operating Cost	US$313.8 M
Total Royalty Payment	US$24.3 M
Total Operating Cash Flow	US$310.0 M
Net Present Value Before Tax @ 6% Discount Rate	US$111.5 M
Net Present Value Before Tax @ 8% Discount Rate	US$95.3 M
Internal Rate of Return Before Tax	33.2%
Payback Period of Pre-Production Capital Costs	2.3 years
Construction Period	20 24 months

Project Overview

Deposit

The Fuwan silver deposit (the "Deposit") falls into the broad category of sediment-hosted epithermal deposits and is characterized by 8 zones of vein and veinlet mineralization within zones of silicification. Zones 7 and 8 are not included in the reserve estimate. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, as well as rare arsenopyrite, chalcopyrite, and bornite. The deposit is poor in gold.

Resource Estimation

P&E completed five resource estimates for the Fuwan silver deposit in November 2005, November 2006, June 2007, December 2007 and May 2008. The May 2008 estimate, which is an update of the December 2007 estimate on the basis of infill drilling, formed the basis of the Study. All resource estimation technical reports were done in compliance with NI 43-101 and CIM standards, most of which were filed on SEDAR. There has been no additional drilling on the deposit area since that time.

Contained Mineral Resources (at a 40g/t Silver cut-off)

Resource Area & Classification (does not include Changkeng mineralization)	tones (M t)	Ag (g/t)	Ag (M oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permit Indicated	13.95	188	84.3	0.17	0.20	0.56
Fuwan Permit Inferred	10.24	171	56.1	0.26	0.26	0.72

8

Reserve Estimation

The resource estimate provided by P&E classified the resources for the Fuwan Zones 1 to 4 as indicated and inferred. The reserve does not include any resources from the Changkeng property. Only indicated mineral resources as defined in NI 43-101 were used to establish the probable mineral reserves. No reserves were categorized as proven.

Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution, and 3% fill dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal.

Probable Mineral Reserves (Diluted and In-situ)

Zone	Tonnes	Ag (g/t)	Ag (M oz) In- situ	Au(g/t)	Pb(%)	Zn(%)
1	1,328,000	186	7.9	0.18	0.06	0.32
2	4,806,000	192	29.7	0.17	0.18	0.57
3	2,452,000	192	15.1	0.11	0.26	0.64
4	532,000	150	2.6	0.07	0.42	0.82
Total	9,118,000	189	55.3	0.15	0.20	0.57

Notes: Reserve based on: Silver 13.00 US$/oz; Gold 688 US$/oz; Lead 0.88 US$/lb; Zinc 1.28 US$/lb; Operating cost of 37.13 US$/t

Mining

The mine will be accessed by a single decline developed at a gradient of -15%. Mining will be with conventional trackless mechanized equipment.

A 2 m minimum mining height was adopted for mechanized mining and mining methods will vary and be dependent upon orebody geometry, ground conditions, and ore grade.

Drift-and-fill mining, and a small amount of room-and-pillar mining, will be used for flat lying zones. As the orebody has reasonably good grades, a trade-off study was undertaken to assess at what grade it would be worth backfilling with cemented fill and carrying out a primary/secondary drift-and-fill type mining method allowing 100% extraction without leaving any ore pillars.

Ore zones with lower grades will be mined by the room-and-pillar method. This method is selective and zones of low grade can be left as pillars. Stope and pillar dimensions, ground support in development headings, and stopes will depend on orebody geometry and ground condition.

The cut-and-fill method will be used for ore zones dipping between 15° and 50°.

All stopes will be backfilled after mining is completed. Free draining hydraulic backfill was selected as the most appropriate method due to the flat-lying and relatively large horizontal extent of the orebody, coupled with the distant location of the process plant and difficulties with access above the orebody.

This backfilling method will allow up to 45% to 50% of the tailings to be disposed of as hydraulic backfill underground, reducing the required size of the surface tailings pond. Backfill will be prepared from tailings produced in the plant and distributed to the underground stopes by a pipeline through the main access ramp. For primary stope filling in drift-and-fill, 5% cement will be added. Backfill for cut-and-fill, room-and pillar, and secondary stopes of drift-and-fill mining will not be cemented.

Mine production of 3000 tpd is based on a crew rotation of three 8 hour shifts and over 330 days per year. A mining contractor is assumed for pre-production development as well as ongoing mine development.

Metallurgy

A 3,000 tpd process plant has been designed for the Fuwan Project to process silver, lead and zinc bearing sulphide mineralization. The main value metals in the mineralization are silver, lead and zinc. The process plant will operate three shifts per day for 330 d/a at an annual process rate of 990,000 t/a. Overall process plant availability will be approximately 90%.

The run-of-mine (ROM) from the underground mine will be crushed by a jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding (SAG)-ball mill-pebble crushing circuit (SABC). The silver, lead, and zinc minerals will be recovered by a conventional differential flotation process.

9

The tailings produced from the zinc rougher scavenger flotation circuit will be sent to the tailings storage facility (TSF) for storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate will be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecast to be as follows:

•	silver-lead concentrate 15,900 t/a, including:

-	154,700 kg/a (4,975,000 oz/a) silver
-	1,600 t/a lead

•	zinc concentrate 9,300 t/a including:

-	4,700 t/a zinc
-	15,400 kg/a (495,000 oz/a) silver.

Infrastructure

The Fuwan property is located approximately 45 km southwest of Guangzhou, the capital city of Guangdong province. Access to the property is via the Guangzhou - Zhuhai highway, which passes through Gaoming City. The property is located 2 km via gravel road northwest of the town of Fuwan (population 30,000). The town of Fuwan is well connected by paved highway and expressways to major cities, including Guangzhou (70 km highway distance), Gaoming (15 km), and Jiangmen (60 km), The Fuwan property is also accessible by water on the Xijiang River to major cities like Guangzhou, Zhaoqing and Jiangmen, as well as to international waterways in the South China Sea. Electrical power, water, telephone service, and supplies are available in Fuwan. The proposed minesite is large enough to accommodate tailings and waste disposal areas, and processing plant sites.

Operating Costs

The operating cost estimates are based on a process rate of 990,000 tonnes of ore annually or 3,000 tpd of ore.

Mining	US$18.01/t
Processing	US$9.90/t
Tailings	US$1.13/t
G&A	US$4.78/t
Surface Services	US$0.60/t
Total	US$34.42/t

Preliminary Design and Geotechnical Investigations

NERIN was engaged to carry out the preliminary design for the Fuwan project. The work was started in September 2010. The main mining and processing techniques have been defined and main design work completed by the end of the year. The whole design work is expected to finish in April 2011.

To provide necessary geotechnical information for the preliminary design a geotechnical investigation program was initiated in November 2010. By December 31, 2010 a total of 168m was completed in four diamonds drill holes and core logged.

Capital Costs

The estimate was completed partially by NERIN and partially by Wardrop. The majority of the information used in the estimate is based on the quantities and pricing provided by NERIN to Wardrop.

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Area Cost Direct Works	(US$ x 1,000)
Mining (Wardrop)	21,637
Primary Crushing	660
Crushed Ore Stockpile and Reclaim	305
Secondary and Tertiary Crushing	52
Grinding, Flotation, Dewatering, Reagents & Service	9,140
Tailings Disposal Facilities	4,250
Plant Site, Infrastructure & Ancillary Facilities	8,627
Temporary Services	35
Site/Plant Mobile Equipment	1,190
Power Lines (Included in Power Supply)	-

Direct Works Subtotal	45,896
Indirect

Project Indirect	13,330
Land Acquisition	2,120
Owner's Costs	5,663
Contingency	6,051
Indirect Subtotal	27,164

TOTAL PRE-PRODUCTION CAPITAL COSTS (US$)	73,060

Working Capital and Pre-Production Interest	8,300

Sustaining Capital	59,900

Financial Analysis

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9.2 year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

•	33.2% IRR

•	2.3 years payback on $73.1 M capital

•	US$111.5 M net present value (NPV) at a 6% discount rate.

The base case metal prices were as follows based on the 3 year historical average prices from the London Metal Exchange (LME) as of April 29, 2009:

•	Silver US$13.57/oz
•	Gold US$767.72/oz
•	Zinc US$1.18/lb
•	Lead US$0.91/lb

No allowance has been made for inflation or escalation.

Sensitivity Analysis

The project economics are sensitive to silver price, operating costs and capital expenditures. The sensitivity analysis results are in the table below:

Parameter	Economic	Change
	Indicator	-20%	-10%	Base Case	10%	20%
Silver Price	NPV (US$M)	33	72	112	151	190
	IRR (%)	15	25	33	41	48
Opex	NPV (US$M)	157	134	112	89	66
	IRR (%)	41	37	33	29	24
Capex	NPV (US$M)	126	119	112	105	97
	IRR (%)	42	37	33	30	27

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Environmental Impact Assessment

Environmental aspects of the feasibility study were compiled by Environmental Resources Management ("ERM"), one of the world's leading providers of environmental consulting services, and was prepared in accordance with International Finance Corporation and World Bank standards.

To satisfy Chinese regulatory requirements, Guangdong Nuclear Design Institute ("GNDI") has been contracted to complete the Chinese environmental impact assessment ("Regulator EIA").

The Company concluded the environmental baseline studies enabling the completion of the "Regulator EIA", which has been summarized in the Regulatory EIA and will be submitted to the Guangdong Provincial Environmental Protection Administration in the near term. The report identifies the ecological and physical environmental impacts of the proposed mining operation.

The regulatory Environmental Impact Assessment has been submitted to the Department of Environmental Protection of Guangdong Province. A technical panel consisting of eight experts appointed by the Department was established. After detailed review and examination of the EIA the technical panel concluded that the Fuwan Silver Project is environmentally valid, and approved the EIA submission from a technical point of view on March 7, 2010. The company received comments on the EIA from the technical panel and the revised EIA report has been submitted to the Department for administrative approval.

The EHSIA (Environmental, Health, Safety Impact Assessment) by ERM was also completed in September 2009 and the final report was submitted. This report forms a part of the Feasibility Report.

Permitting

The Company has made significant progress in permitting on the Fuwan Silver Deposit. At the date of this MD&A, the progress in permitting is summarized as follows:

•	The Exploration Report on the Fuwan Silver Deposit has been accepted and approved by the Ministry of Land and Resources ("MOLAR") in Beijing.

•	The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.

•	The reserve/resource has been registered and received approval from Guangdong Bureau of Land and Resources and MOLAR in Beijing.

•	The Gaoming county government granted official approval for the development of the project.

•
The application for the Mining Area Permit was approved by MOLAR in Beijing and will be held for up to 3 years while preparation for the Mining License Application are made. The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities.

•
China NERIN Engineering Co., Ltd. ("NERIN") has completed the Mineral Resources Development and Utilization Plan. The plan was reviewed and approved by an expert panel from the Non-ferrous Metal Association on behalf of MOLAR in Beijing.

•	The Soil and Water Conservation Plan is completed and approved.

•	The Safety Assessment is well advanced and a draft report completed.

•	The Geological Hazard Assessment has been completed and approved in September 2009.

•
The Fuwan project feasibility study conducted by Wardrop and NERIN is complete. This report was used in the preparation of the Mine Development and Utilization Report. This report is critical in obtaining the Mining License.

•	The Land Usage Permit was approved by Gaoming County, Foshan City, and Guangdong provincial governments.

•
The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association. The final approval by MOLAR in Beijing is expected in the first half year of 2011.

•	The Company continues to make significant progress on additional reports required for the Mining License Application.

12

Liquidity and Capital Resources

The Company does not generate revenues. The Company relies on equity and debt financing for its working capital requirements to fund its exploration, development, investment, permitting and administrative activities. Subsequent to December 31, 2010, the Company announced a bought deal with a syndicate of underwriters (see Subsequent Event).

As of this MD & A date, The Company has enough cash to complete the environmental impact assessment for the Fuwan Silver Deposit and continue development and construction of the mine and related facilities.

Any cash denominated in RMB that is maintained in the People's Republic of China ("China"), where the remittance of funds to jurisdictions outside China is subject to government rules and regulations on foreign currency controls. Such remittance requires approvals by the relevant government authorities or designated banks in China or both. The Company has a capital commitment in respect of the Fuwan mine design and construction in an amount of $50,000,000 within two years.

Cash Flow

Operating Activities

Year ended December 31, 2010

The comprehensive loss for the year ended December 31, 2010 was $4,159,983 which was mainly adjuted by stock-based compensation of $2,339,863, future income tax recovery of $305,432, the gain on the Sterling loan of $1,198,417 and repayments of amounts due to related parties of $1,269,982 to arrive at cash used in operating activities in the amount of $4,752,868, compared to $2,504,670 cash used in the comparative year of 2009.

Three months ended December 31, 2010

Comprehensive loss for the three months ended December 31, 2010 was $1,986,849 which was mainly adjusted by stock-based compensation of $905,554, increases in prepaid expenses and deposits of $362,645, increases in accounts payable and accrued liabilities of $268,534, repayments of amounts due to related parties of $2,404,891 to arrive at cash generated in operating activities in the amount of $1,583,978, compared to $1,084,453 cash used in the comparative year of 2009.

Financing Activities

Year ended December 31, 2010

For the year ended December 31, 2010, the Company received proceeds of $12,689,724 from the exercise of common shares and share purchase warrants and proceeds of $3,884,636 from the issuance of common shares for total cash generated from financing activities of $16,574,360 compared to $13,918,020 cash generated in 2009.

Three months ended December 31, 2010

For the three months ended December 31, 2010, the Company received proceeds of $10,605,880 from the exercise of stock options and share purchase warrants, compared to $13,082,303 cash generated in 2009.

Investing Activities

Year ended December 31, 2010

For the year ended December 31, 2010, the Company used $7,558,377 (2009 - $11,739,932) in investing activities. This was primarily due to proceeds received from the Sterling loan settlement of $12,121,340 offset by purchases of short-term investments of $13,798,399, development costs of $2,737,533 and debtor-in-possession financing made available to Sterling during bankruptcy proceedings of $2,632,482.

Three months ended December 31, 2010

For the three months ended December 31, 2010, the Company used $10,928,832 (2009 - $11,232,004) in investing activities. This decrease was primarily due to purchases of short-term investments of $9,469,512 and development costs of $1,067,699.

Loan Receivable from Sterling

On July 22, 2008 the Company announced that it had executed a letter of intent with Sterling to acquire 100% of the issued and outstanding common shares of Sterling.

13

The Company also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 (the "Facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5 million was advanced on July 30, 2008, bearing 10% simple interest plus fees and expenses. It was a term of the Letter of Intent and the Facility that Minco Silver's obligation to amalgamate with Sterling and the payment of any and all subsequent advances were conditional upon the successful completion of a due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008, at the conclusion of Minco Silver's due diligence review, the Company terminated its obligation to amalgamate with Sterling and its obligation to advance the additional US$10 million under the Facility.

On February 18, 2009, Minco Silver filed an action in the District Court of the First Judicial District of the State of Idaho commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver to realize on the US$5 million advance. On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing of a voluntary position under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the "Bankruptcy Court").

During the bankruptcy proceedings the Company advanced a total of US$4.8 million to Sterling by way of post-petition financing to fund Sterling's administration costs and cure monetary defaults pursuant to the terms of the Sunshine Lease.

On December 2, 2009 Sterling filed with the United States Bankruptcy Court a second amended disclosure statement and plan of reorganization (the "Plan") providing information concerning Sterling's bankruptcy and its proposed reorganization. Pursuant to the provisions of the Plan, Minco Silver made a bid to purchase Sterling in the amount of US$12.5 million.

The Company was unsuccessful in its bid to acquire 100% of the shares of Sterling during the bankruptcy auction held on April 21, 2010. As a result, the Company made a claim to receive the repayment of all amounts advanced and incurred, with interest, in the aggregate amount of approximately US$11.7 million. The Court confirmed the winning bid and the sale of Sterling to the winning bidder on May 7, 2010.

By June 4, 2010 the Company received US$11.7 million ($12.1 million) from Sterling for the repayment of the loan. The Company recognized a gain in the amount of $1.2 million which represents the difference between the funds received and the amount recorded as loan receivable immediately prior to the receipt of the repayment.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

At the date of this MD&A, the Company has 57,526,086 common shares, 5,154,369 stock options and 941,500 common share purchase warrants outstanding, for a total of 63,621,955 fully diluted common shares outstanding.

Commitments

The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $1,303,317, as follows:

2011	$391,539
2012	387,028
2013	308,829
2014	161,403
2015	54,518

$1,303,317

The Company has a commitment in respect of the Fuwan mine design contract requiring payments of RMB 7.02 million (approximately $1.06 million). The payments are anticipated to continue through to 2013.

14

Transactions with Related Parties

(a)	Amounts due to related parties as at December 31, 2010 are $839,304 (December 31, 2009 - $2,109,285) and consist of the following:

Amount due to Minco Mining (China) Corporation ("Minco China") as at December 31, 2010 of $754,066 (December 31, 2009 - $713,732) representing the expenditures on the Fuwan Property and shared office expenses.

Amount due to Minco Gold as at December 31, 2010 of $85,238 (December 31, 2009 - $1,395,553) representing shared office expenses and the expenditure on Changkeng Silver Mineralization accrued in 2009.

The amounts due are unsecured, non-interest bearing and payable on demand.

(b)
In the year ended December 31, 2010, the Company paid consulting fees totaling $1,169,454 (December 31, 2009 $575,591) to companies controlled by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, Foshan Minco and Vice President, Exploration of the Company. These amounts are included in exploration costs, consulting costs and development costs.

For the three months ended December 31, 2010, the Company paid consulting fees $591,797 (December 31, 2009 - $170,557) to companies controlled by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, Foshan Minco and Vice President, Exploration of the Company. These amounts are included in exploration costs, consulting costs and development costs.

(c)
In the year ended December 31, 2010, the Company paid or accrued $87,309 (December 31, 2009 $127,897) in respect of rent, $NIL (December 31, 2009 $1,413,008) in respect of exploration costs and $372,692 (December 31, 2009 $429,794) in respect of shared office expenses and administration costs to Minco Gold.

For the three months ended December 31, 2010, the Company paid or accrued $22,452 (December 31, 2009 - $41,530) in respect of rent, $NIL (December 31, 2009 - $1,413,008) in respect of exploration costs and $106,245 (December 31, 2009 - $123,577) in respect of shared office expenses and administration costs due to Minco Gold.

(d)
During the year, the Company advanced US$2.1 million to Minco Gold to increase the registered capital of Minco Gold's subsidiary as prescribed by the Chinese authorities. In December 2010, Minco Gold repaid this advance.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions. Transactions requiring significant degrees of estimation on the useful life of capital assets

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

The Company is required to make estimates of future production costs, future silver commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is testing its resources and extended determination of silver reserves which requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future silver prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of silver and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

15

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operations.

Accounting Policy Changes

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has set January 1, 2011 as the date for publicly-listed companies to adopt IFRS, replacing Canadian GAAP. Accordingly, IFRS compliant financial statements will be required for the first quarter of 2011. Comparative figures presented in these financial statements are also required to comply with IFRS.

Regular reporting is provided to the Company's senior management and Audit Committee of the Board of Directors on the progress of the Company's adoption of IFRS. Discussion has also been held with internal accounting personnel as well as the Board of Directors to provide education with respect to IFRS and its effects on the Company.

As of this MD&A date, the Company has completed the restatement of the opening balance and the first quarter 2010 financial statements under IFRS.

Based on the diagnostic and this component evaluation, the main impact on the Company's consolidated financial statements from the transition to and adoption of IFRS are listed below.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides guidance for an entity's initial adoption of IFRS and generally requires the retrospective application of all IFRS effective at the end of its first IFRS reporting period. IFRS 1 however does include certain mandatory exceptions and allows certain limited optional exemptions from this general requirement of retrospective application. The Company expects to apply the following significant optional exemptions available under IFRS 1 on the opening transition date of January 1, 2010:

Mandatory exemption

IFRS 1 does not allow management to change estimates made before the transition date to IFRS. Estimates under IFRS at January 1, 2010 remained consistent with estimates made for Canadian GAAP on that date.

Functional Currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Silver Corporation is Canadian dollars and the functional currency of the Company's Chinese subsidiaries is RMB.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders' equity, to accumulated loss on the transition date.

Stock-based compensation

Under Canadian GAAP, for the purpose of accounting for stock-based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, forfeiture rate estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock-based compensation on a straight-line basis over the vesting period. Under IFRS, the Company records stock-based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

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Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded deferred tax liabilities on stock based payments capitalized in mineral interests, as the stock based payments is not deductible for tax purpose. IAS 12 exempts the Company from recognizing deferred tax liability arising from the initial recognition of an asset or liability in a transaction which is not a business acquisition that affects neither accounting profit nor tax profit. Capitalization of stock based payments falls under this exemption. The Company reversed all deferred tax liabilities relating to share based payments under IFRS.

Statement of cash flows

The transition from Canadian GAAP to IFRS has no significant impact on cash flows generated by the Company

The above are intended to highlight only those areas believed to be the most significant and is not intended to be a complete and exhaustive list of all expected changes. In the period leading up to conversion, the International Accounting Standards Board will continue to issue new accounting standards and as a result, the final impact of IFRS on the Company's Consolidated Financial Statements can only be accurately measured once all the IFRS applicable at the adoption date of January 1, 2010 are known. Consequently, the analysis and policy decisions have been made based upon the Company's expectations regarding the accounting standards that the Company anticipates will be effective upon conversion to IFRS. Readers are cautioned that the disclosed impacts of IFRS on financial reporting are estimates and may be subject to change.

Business Environment and Risks

The Company's operations consist of the acquisition, exploration and development of mineral properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk - Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.
Cash and cash equivalents In order to manage credit and liquidity risk, the Company places its cash and cash equivalents into Canadian and Chinese chequing and savings accounts. At December 31, 2010, the balance of $5.1 million was placed with three institutions.

ii.
Short term investments are discount notes and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2010, these totalled $24.1 million and were placed with three institutions. The yields on these investments were 0.4% to 1.60%.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.Fair value measurement

It is required that the classification of fair value measurements uses a fair value hierarchy that reflects the significance of the inputs used in making the measurements, including the following levels:

Level 1 quoted prices in active markets for identical assets or liabilities,

Level 2 valuation methods that make use of directly or indirectly observable inputs, and

Level 3 valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The marketable securities are measured on its fair value based on quoted market price (level 1). The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

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Liquidity risk Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2010, the Company has positive working capital of approximately $28.5 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the Construction of Fuwan silver mine.

Currency/Foreign exchange risk The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and invests in either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either US dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations.

Interest rate risk - Financial instruments that expose the Company to interest rate risk are the cash and cash equivalents, short-term investments and loan receivable owned by the Company.

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company's net RMB 21.5 million monetary assets at year- end. This sensitivity analysis shows that a change of +/- 10% in RMB foreign exchange rate would have a +/- $0.3 million impact on net loss for the year ended December 31, 2010. This impact is primarily as a result of the Company having cash balances denominated in RMB. In addition, a change in foreign exchange rates would have on the net loss of the Company, based on the Company's net US$16 million assets at year- end. This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1.6 million impact on net loss for the year ended December 31, 2010. This impact is primarily as a result of the Company having year- end short term investment balances denominated in US dollars.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.4 million impact on net loss for the year ended December 31, 2010. This impact is primarily as a result of the Company holding short-term investments such as guaranteed investment certificates and discount notes. As a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company's results to differ from that shown above.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2010 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company's internal control over financial reporting is the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission

(COSO). Management has evaluated the effectiveness of design and operation of the Company's internal controls over financial reporting as at December 31, 2010. Based on the result of this assessment, management has concluded that the Company's internal controls over financial reporting are effective.

During the year ended December 31, 2010, there have been no material changes in the Company's internal control over financial reporting except for the following:

The Company hired more accounting staff during the year to ensure there is proper segregation of duty in the financial reporting function.

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Subsequent Events

On February 9, 2011, the Company announced that it has entered into an agreement with a syndicate of underwriters , under which the underwriters have agreed to buy, on a bought deal basis by way of a short form prospectus, 7,600,000 common shares (the "Common Shares"), at a price of $5.95 per Common Share for gross proceeds of $45,220,000. In addition, the underwriters will also have an option exercisable at any time until 30 days following the closing of the offering to increase the size of this offering by up to an additional 15% of the offering to cover over-allotments, if any. On March 3, 2011, the Company received the gross proceeds of $45,220,000. The Company paid a 5.5% commission totaling $2,487,100 and $100,000 in legal fees to complete the bought deal.

Effective January 14, 2011, the Company granted options of over 2,003,000 common shares to various employees and directors, at an exercise price of $5.36 that vest over an 18-month period from the issue date and expire in January 2016.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of Silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Dr. Ken Z. Cai
March 30, 2011

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